
VA
OH


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UNITED
WV


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United Bankshares, Incorporated 2006 Annual Report to Shareholders



2006 was a very challenging year for the banking industry with a flat yield curve, a slowing economy, a continuing over-regulated industry environment, and often irrational competitive pricing. In light of this environment, United restructured its balance sheet in the third quarter which reduced current earnings. As a result of this positioning for the future, reported earnings decreased in 2006. **On a core earnings basis, United continues to be one of the most profitable regional banking companies in the nation based upon return on assets and return on shareholders' equity.**


United Bankshares, Inc. 1.51%
$5-$10 Billion Peer 1.09%

Return on Average Assets
UBSI's Return on Average Assets compares favorably to that of its peer institutions. In fourth quarter 2006, United Bankshares' Return on Average Assets was 1.51%, compared to 1.09% Peer ROA.



Rosslyn, Virginia



In the fourth quarter 2006 publication of Bank Director Magazine, **United Bankshares ranked in the top 25 financial performers in the USA. Of the 150 largest US banking companies, UBSI was ranked 22nd based upon profitability, capital adequacy, and asset quality.** United outranked such well known banking companies as Wells Fargo, PNC, BB&T, Fifth Third, Bank of America, Wachovia, and SunTrust.


BANK DIRECTOR
DEFINING
Excellence
BANK PERFORMANCE SCORECARD
Taking a
Leap of Faith
with a New CEO
AMERICA'S
BEST BANKS
2006 Director
Compensation
Review


UNITED BANK





In 2006 we achieved what few companies have been able to achieve. We increased the dividends to shareholders for the 33rd consecutive year. The dividend per share increased from $1.05 in 2005 to $1.09 in 2006. The share price increased from $35.24 at year-end 2005 to $38.65 at year-end 2006 or 9.7%. Over a ten-year period, United stock has increased 134% compared to 87% for the NASDAQ, 91% for the S&P 500, and 94% for the S&P Banking Index.

United Bankshares, Inc.
Dividends Per Share 1974-2006
United Bankshares increased dividends to shareholders for 33 consecutive years, from $.06 per share in 1974 to $1.09 per share in 2006.


$1.09
$0.06


UNITED
BANKSHARES, INC.
NASDAQ



Washington, DC

If you had invested $100,000 in 1990 when we entered the Washington, DC Metro market, your investment at year-end 2006 would have been $1.123 million including dividend appreciation.

Since 1990, our Metro-DC franchise has grown to the second largest independent banking franchise in one of the best markets in the country. Six of our last eight acquisitions have been in this market area. We are also now the fourth largest Virginia headquartered bank with total assets at year-end of nearly $3 billion and 35 full-service banking offices in Northern Virginia, suburban Maryland, and Washington, DC.


2006: $1.123 million
Value of $100,000
UBSI Investment
If you had invested $100,000 in United Bankshares in 1990, at year-end 2006 it would be worth $1.123 million, including dividend appreciation.
1990: $100,000


UNITED BANK



Mount Vernon, Fairfax County, Virginia

To quote Merrill Lynch SmallCap Research, October 26, 2006, **"UBSI has unusual scarcity value as one of the largest independent banks in metro DC.** We regard management as aligned with shareholder interests and open to consideration of strategic alternatives."

Sandler O'Neill & Partners, L.P. stated, "With the tremendous consolidation that has taken place in Virginia and the continued attractiveness of the Northern Virginia footprint, **UBSI stands out as one of the few remaining trophy franchises for larger financial institutions interested in expanding and/or entering this market."**



United Bankshares, Inc.

NEUTRAL

Merrill Lynch

Scarcity value to limit downside risk





The Greenbrier, White Sulphur Springs, West Virginia



Our West Virginia franchise has also become much more valuable because of our strong market share position among out of state competitors in West Virginia such as BB&T, Huntington, JP Morgan Chase, Fifth Third, SunTrust, and M&T.

United continues to be defined as well capitalized based upon regulatory guidelines, and asset quality is much ahead of peer group performance numbers. United's loan delinquency rate was a low 1.33%. The allowance for credit losses to non-performing loans is 369%. In 2006, United experienced solid core deposit growth of $212 million or 5%. Commercial loans increased $158 million or 6%. Wealth Management revenues also showed positive trends with revenues increasing 17% to $12.9 million.



Bethesda, Maryland

As a company that has been blessed in many ways, United believes in giving back to the communities we serve. In 2006, we contributed nearly one million dollars to many organizations such as the United Way, Boys & Girls Club, and Kids Count. We paid over $40 million in state, local, and federal taxes. We are a company that is dedicated to serving.

We have come a long way since celebrating $100 million in assets. Since 1982, we have closed 26 acquisitions adding over $6 billion in assets. We are now the 59th largest US bank based upon market capitalization. **During the current administration, United's market capitalization has grown from $6.8 million to $1.5 billion.**



Security analysts are projecting record earnings for UBSI in 2007, and the dividend is anticipated to increase for the 34th consecutive year.

Working together, we can continue to build a great banking company–a company dedicated to excellence in serving our shareholders, our customers, our employees, and our communities.

On behalf of the officers, employees, and directors, let me thank you for your support. With your continued support, 2007 will be another successful year for our company.

Sincerely,

Richard M. Adams
Chairman of the Board
and Chief Executive Officer



United Bankshares, Inc.

Executive Officers

Richard M. Adams
Chairman of the Board and
Chief Executive Officer

Richard M. Adams, Jr.
Executive Vice President

James J. Consagra, Jr.
Executive Vice President

James B. Hayhurst, Jr.
Executive Vice President

John Neuner III
Executive Vice President

Joe L. Wilson
Executive Vice President

Steven E. Wilson
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Directors

Richard M. Adams
Chairman of the Board and
Chief Executive Officer,
United Bankshares, Inc.

Robert G. Astorg
Managing Principal,
H&R Block Tax and Business
Services

Thomas J. Blair III
Consulting Engineer

W. Gaston Caperton III
President, The College Board;
President, Caperton Group;
Former Governor, State of
West Virginia

Lawrence K. Doll
President, The Lawrence Doll
Co.; President, Lawrence Doll
Homes, LLC

Theodore J. Georgelas
Commercial Real Estate
Developer; Managing Director,
Georgelas Group, LLC

F. T. Graff, Jr.
Attorney-at-Law, Partner,
Bowles Rice McDavid
Graff & Love

Russell L. Isaacs
Owner, Russell L. Isaacs & Co.

John M. McMahon
Chairman, Miller &
Long Co., Inc.

J. Paul McNamara
Former Vice Chairman,
United Bank

G. Ogden Nutting
Chairman, The Ogden
Newspapers, Inc.

William C. Pitt III
Hotel and Resort Developer

I. N. Smith, Jr.
Former President, United
Bankshares, Inc.

Mary K. Weddle
Executive Vice President,
Long & Foster Real Estate, Inc.

P. Clinton Winter, Jr.
President, Bray & Oakley
Insurance Agency

Directors Emeriti

Harry L. Buch
Attorney-at-Law, Partner,
Bailey, Riley, Buch & Harman

H. Smoot Fahlgren
Chairman of the Board,
Fahlgren, Inc.

Carlyle D. Farnsworth
Retired, Former President,
United National Bank-North

L.W. Hamilton, Jr.
Retired, Former President,
Ford Coal Company

Leonard A. Harvey
Former Secretary of West
Virginia Department of
Commerce, Labor and
Environmental Resources

Junius T. Moore, Jr.
President, The Newhall
Corporation

Warren A. Thornhill III
Attorney-at-Law

Martha G. Wehrle
Former Senator, State of
West Virginia; Director,
McJunkin Corporation

United Bankshares, Inc. Board of Directors



Seated: Mary K. Weddle, I. N. Smith, Jr., Lawrence K. Doll, John M. McMahon, and Robert G. Astorg.

Standing: P. Clinton Winter, Jr., Thomas J. Blair III, W. Gaston Caperton III, William C. Pitt III, Richard M. Adams, F. T. Graff, Jr., J. Paul McNamara, G. Ogden Nutting, and Russell L. Isaacs.

Not pictured: Theodore J. Georgelas



United Bank-Metro DC Directors and Executive Officers



Seated: Jeffrey B. Dierman, Robert W. Graham III, Lawrence K. Doll, John M. McMahon, Mary K. Weddle, and Judge Barnard F. Jennings.

Standing: Edward H. Kaplan, Kevin J. Payne, Bobbie G. Kilberg, J. Paul McNamara, Elizabeth C. Dahlin, Theodore J. Georgelas, Craige L. Smith, Jr., James J. Consagra, Jr., Roger C. Johnson, and Steven B. Peterson.

Not Pictured: Daniel R. Bannister, Richard M. Patrick, John F. Rutledge, and Albert H. Small, Jr.

United Bank-West Virginia Directors and Executive Officers



Seated: Virginia L. King, R. Terry Butcher, I. L. Morris, James C. Hamer, and Richard M. Adams.

Standing: J. Thomas Moore, S. Austin Caperton III, Thomas T. Mendenhall, I. N. Smith, Jr., Harold L. Wilkes, Daniel W. Ferguson, Richard M. Adams, Jr., James B. Hayhurst, Jr., John Neuner III, LeRoy M. Rashid, Steven E. Wilson, Joe L. Wilson, Thomas J. Corder, and Alan L. Klein.

Not pictured: G. Thomas Battle, Michael G. Campbell, Lawson W. Hamilton III, O. Nelson Jones, Robert M. Nutting, Richard A. Rodriguez, Albert Schwabe II, H. Talbott Tebay, and Daniel B. Wharton.

Shareholder Information

Analysts, investors, the press and others seeking financial information about United Bankshares, Inc. should contact Steven E. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer, (304) 424-8704, at the Corporate Offices located at United Square, Fifth and Avery Streets, Parkersburg, West Virginia 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc. Dividend Reinvestment Plan or a copy of United Bankshares, Inc. Report to the Securities and Exchange Commission, Form 10-K, should contact Steven E. Wilson, Executive Vice President, Chief Financial Officer, Secretary and Treasurer, (304) 424-8704.

United Bankshares, Inc. common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

Website Addresses

www.ubsi-wv.com
www.unitedbank-wv.com
www.unitedbank-va.com

Annual Meeting

The 2007 United Bankshares, Inc. Annual Shareholders' meeting will be held at 4:00 p.m., Monday, May 21, 2007, at The Blennerhassett Hotel, 320 Market Street, Parkersburg, West Virginia.

Independent Auditors

Ernst & Young LLP
900 United Center
P.O. Box 2906
Charleston, WV 25330
www.ey.com

Registrar & Transfer Agent

Mellon Investor Services LLC
Newport Office Center VII
480 Washington Boulevard
Jersey City, NJ 07310
(800) 756-3353
www.melloninvestor.com


VA
OH

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UNITED
WV

DC

United Bankshares, Incorporated 2006 Annual Report to Shareholders

Financial Information to Shareholders

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number: **0-13322**

United Bankshares, Inc.

(Exact name of registrant as specified in its charter)

West Virginia	**55-0641179**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

300 United Center **500 Virginia Street, East** **Charleston, West Virginia**	**25301**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(304) 424-8704**

Securities registered pursuant to section 12(b) of the Act:

Common Stock, $2.50 Par Value
(Title of Class)

Securities registered pursuant to 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act. **Yes [X]** No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] **No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days. **Yes [X]** No [ ]

UNITED BANKSHARES, INC.
FORM 10-K
(Continued)

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act:

Large accelerated filer **[X]** Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] **No [X]**

The aggregate market value of United Bankshares, Inc. common stock, representing all of its voting stock that was held by non-affiliates on June 30, 2006, was approximately **$1,330,667,094**.

As of January 31, 2007, United Bankshares, Inc. had **40,981,030** shares of common stock outstanding with a par value of **$2.50**.

Documents Incorporated By Reference

Definitive Proxy Statement dated April 12, 2007 for the 2007 Annual Shareholders' Meeting to be held on May 21, 2007, portions of which are incorporated by reference in Part III of this Form 10-K.

UNITED BANKSHARES, INC.
FORM 10-K
(Continued)

As of the date of filing this Annual report, neither the annual shareholders' report for the year ended December 31, 2006, nor the proxy statement for the annual United shareholders' meeting has been mailed to shareholders.

CROSS-REFERENCE INDEX

UNITED BANKSHARES, INC.
FORM 10-K, PART I

Item 1. BUSINESS

Organizational History and Subsidiaries

United Bankshares, Inc. (United) is a West Virginia corporation registered as a bank holding company pursuant to the Bank Holding Company Act of 1956, as amended. United was incorporated on March 26, 1982, organized on September 9, 1982, and began conducting business on May 1, 1984 with the acquisition of three wholly-owned subsidiaries. Since its formation in 1982, United has acquired twenty-six banking institutions. At December 31, 2006, United has two banking subsidiaries (the Banking Subsidiaries) "doing business" under the name of United Bank, one operating under the laws of West Virginia referred to as United Bank (WV) and the other operating under the laws of Virginia referred to as United Bank (VA). United's Banking Subsidiaries offer a full range of commercial and retail banking services and products. United also owns nonbank subsidiaries which engage in other community banking services such as asset management, real property title insurance, investment banking, financial planning, and brokerage services.

Employees

As of December 31, 2006, United and its subsidiaries had approximately 1,367 full-time equivalent employees and officers. None of these employees are represented by a collective bargaining unit and management considers employee relations to be excellent.

Web Site Address

United's web site address is "www.ubsi-wv.com". United makes available free of charge on its web site the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments thereto, as soon as reasonably practicable after United files such reports with the Securities and Exchange Commission (SEC). The reference to United's web site does not constitute incorporation by reference of the information contained in the web site and should not be considered part of this document. These reports are also available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Business of United

As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, United's present business is community banking. As of December 31, 2006, United's consolidated assets approximated $6.7 billion and total shareholders' equity approximated $634 million.

United is permitted to acquire other banks and bank holding companies, as well as thrift institutions. United is also permitted to engage in certain non-banking activities which are closely related to banking under the provisions of the Bank Holding Company Act and the Federal Reserve Board's Regulation Y. Management continues to consider such opportunities as they arise, and in this regard, management from time to time makes inquiries, proposals, or expressions of interest as to potential opportunities, although no agreements or understandings to acquire other banks or bank holding companies or nonbanking subsidiaries or to engage in other nonbanking activities, other than those identified herein, presently exist. See Note B - Notes to Consolidated Financial Statements for a discussion of United's Agreement and Plan of Reorganization with Premier Community Bankshares, Inc.

Business of Banking Subsidiaries

United, through its subsidiaries, engages primarily in community banking and additionally offers most types of business permitted by law and regulation. Included among the banking services offered are the acceptance of deposits in checking, savings, time and money market accounts; the making and servicing of personal, commercial, floor plan and student loans; and the making of construction and real estate loans. Also offered are individual retirement accounts, safe deposit boxes, wire transfers and other standard banking products and services. As part of their lending function, the Banking Subsidiaries offer credit card services.

The Banking Subsidiaries each maintain a trust department which acts as trustee under wills, trusts and pension and profit sharing plans, as executor and administrator of estates, and as guardian for estates of minors and incompetents, and in addition performs a variety of investment and security services. Trust services are available to customers of affiliate banks. United Bank (WV) provides services to its correspondent banks such as check clearing, safekeeping and the buying and selling of federal funds.

United Brokerage Services, Inc., a wholly-owned subsidiary of United Bank (WV), is a fully-disclosed broker/dealer and a registered Investment Advisor with the National Association of Securities Dealers, Inc., the Securities and Exchange Commission, and a member of the Securities Investor Protection Corporation. United Brokerage Services, Inc. offers a wide range of investment products as well as comprehensive financial planning and asset management services to the general public.

United Bank (WV) is a member of a network of automated teller machines known as the STAR ATM network while United Bank (VA) participates in the MOST network. Through STAR and MOST, the Banking Subsidiaries are participants in a network known as Cirrus, which provides banking on a nationwide basis.

United through its Banking Subsidiaries offers an Internet banking service, Smart Touch Online Banking, which allows customers to perform various transactions using a computer from any location as long as they have access to the Internet and a secure browser. Specifically, customers can check personal account balances, receive information about transactions within their accounts, make transfers between accounts, stop payment on a check, and reorder checks. Customers may also pay bills online and can make payments to virtually any business or individual. Customers can set up recurring fixed payments, one-time future payments or a one-time immediate payment. Customers can also set up their own merchants, view and modify that merchant list, view pending transactions and view their bill payment history with approximately three (3) months of history.

United also offers an automated telephone banking system, Telebanc, which allows customers to access their personal account(s) or business account(s) information from a touch-tone telephone.

Lending Activities

United's loan portfolio, net of unearned income, increased $156.9 million to $4.81 billion in 2006. The loan portfolio is comprised of commercial, real estate and consumer loans including credit card and home equity loans. Real estate construction loans increased $175.8 million or 50.6%. Commercial and commercial real estate loans increased $19.2 million or 2.1% and $19.9 million or 1.8%, respectively. Single family residential real estate loans decreased $25.0 million or 1.4% for the year of 2006. Consumer loans decreased $30.2 million or 7.9%. Interest and fees on loans for the years of 2006, 2005, and 2004 were $326.9 million, $274.9 million, and $229.2 million, respectively.

Commercial Loans

The commercial loan portfolio consists of loans to corporate borrowers primarily in small to mid-size industrial and commercial companies, as well as automobile dealers, service, retail and wholesale merchants. Collateral securing these loans includes equipment, machinery, inventory, receivables, vehicles and commercial real estate. Commercial loans are considered to contain a higher level of risk than other loan types although care is taken to minimize these risks. Numerous risk factors impact this portfolio including industry specific risks such as economy, new technology, labor rates and cyclicality, as well as customer specific factors, such as cash flow, financial structure, operating controls and asset quality. United diversifies risk within this portfolio by closely monitoring industry concentrations and portfolios to ensure that it does not exceed established lending guidelines.

Diversification is intended to limit the risk of loss from any single unexpected economic event or trend. Underwriting standards require a comprehensive credit analysis and independent evaluation of virtually all larger balance commercial loans by the loan committee prior to approval.

Real Estate Loans

Commercial real estate loans consist of commercial mortgages, which generally are secured by nonresidential and multi-family residential properties. Also included in this portfolio are loans that are secured by owner-occupied real estate, but made for purposes other than the construction or purchase of real estate. Commercial real estate loans carry many of the same customers and industry risks as the commercial loan portfolio. Real estate mortgage loans to consumers are secured primarily by a first lien deed of trust. These loans are traditional one-to-four family residential mortgages. The loans generally do not exceed an 80% loan to value ratio at the loan origination date and most are at a variable rate of interest. These loans are considered to be of normal risk. Also included in the category of real estate mortgage loans are home equity loans.

As of December 31, 2006, approximately $320.3 million or 6.7% of United's loan portfolio were real estate loans that met the regulatory definition of a high loan-to-value loan. A high loan-to-value real estate loan is defined as any loan, line of credit, or combination of credits secured by liens on or interests in real estate that equals or exceeds a certain percentage established by United's primary regulator of the real estate's appraised value, unless the loan has other appropriate credit support. The certain percentage varies depending on the loan type and collateral. Appropriate credit support may include mortgage insurance, readily marketable collateral, or other acceptable collateral that reduces the loan-to-value ratio below the certain percentage.

Consumer Loans

Consumer loans are secured by automobiles, boats, recreational vehicles, and other personal property. Personal loans, student loans and unsecured credit card receivables are also included as consumer loans. United monitors the risk associated with these types of loans by monitoring such factors as portfolio growth, lending policies and economic conditions. Underwriting standards are continually evaluated and modified based upon these factors.

Underwriting Standards

United's loan underwriting guidelines and standards are updated periodically and are presented for approval by the respective Boards of Directors of each of its subsidiary banks. The purpose of the standards and guidelines is to grant loans on a sound and collectible basis; to invest available funds in a safe, profitable manner; to serve the legitimate credit needs of the communities of United's primary market area; and to ensure that all loan applicants receive fair and equal treatment in the lending process. It is the intent of the underwriting guidelines and standards to: minimize loan losses by carefully investigating the credit history of each applicant, verify the source of repayment and the ability of the applicant to repay, collateralize those loans in which collateral is deemed to be required, exercise care in the documentation of the application, review, approval, and origination process, and administer a comprehensive loan collection program. The above guidelines are adhered to and subject to the experience, background and personal judgment of the loan officer assigned to the loan application. A loan officer may grant, with justification, a loan with variances from the underwriting guidelines and standards. However, the loan officer may not exceed his or her respective lending authority without obtaining the prior, proper approval from a superior, a regional supervisor, or the Loan Committee, whichever is deemed appropriate for the nature of the variance.

Loan Concentrations

United has commercial loans, including real estate and owner-occupied, income-producing real estate and land development loans, of approximately $2.51 billion as of December 31, 2006. These loans are primarily secured by real estate located in West Virginia, southeastern Ohio, Virginia and Maryland. United categorizes these commercial loans by industry according to the North American Industry Classification System (NAICS) to monitor the portfolio for possible concentrations in one or more industries. As of the most recent fiscal year-end, United has one such industry classification that exceeded 10% of total loans. As of December 31, 2006, approximately $838.4 million or 17.5% of United's total loan portfolio were for the purpose of renting and leasing real estate. The loans were originated by United's subsidiary banks using underwriting standards as set forth by management. United's loan administration policies are focused on the risk characteristics of the loan portfolio, including commercial real estate loans, in terms of loan approval and credit quality. It is the opinion of management that these loans do not pose any unusual risks and that adequate consideration has been given to the above loans in establishing the allowance for loan losses.

Secondary Markets

United generally originates loans within the primary market area of its banking subsidiaries. United may from time to time make loans to borrowers and/or on properties outside of its primary market area as an accommodation to its customers. Processing of all loans is centralized in the Charleston, West Virginia office. As of December 31, 2006, the balance of mortgage loans being serviced by United for others was insignificant.

On July 7, 2004, United sold its primary mortgage banking subsidiary, George Mason Mortgage, LLC (Mason Mortgage), essentially exiting the "wholesale" mortgage banking business. On a smaller scale, United Bank (WV) continues to engage in the origination and acquisition of residential real estate loans for resale. These loans are for single-family, owner-occupied residences with either adjustable or fixed rate terms, with a variety of maturities tailored to effectively serve its markets. United Bank (WV)'s originations are predominately in its West Virginia markets. Mortgage loan originations are generally intended to be sold in the secondary market on a best efforts basis.

During 2006, United originated $52.1 million of real estate loans for sale in the secondary market and sold $53.4 million of loans designated as held for sale in the secondary market. Net gains on the sales of these loans during 2006 were $855 thousand.

The principal sources of revenue from United's mortgage banking business are: (i) loan origination fees; (ii) gains or losses from the sale of loans; and (iii) interest earned on mortgage loans during the period that they are held by United pending sale, if any.

Investment Activities

United's investment policy stresses the management of the investment securities portfolio, which includes both securities held to maturity and securities available for sale, to maximize return over the long-term in a manner that is consistent with good banking practices and relative safety of principal. United currently does not engage in trading account activity. The Asset/Liability Management Committee of United is responsible for the coordination and evaluation of the investment portfolio.

Sources of funds for investment activities include "core deposits". Core deposits include certain demand deposits, statement and special savings and NOW accounts. These deposits are relatively stable and they are the lowest cost source of funds available to United. Short-term borrowings have also been a significant source of funds. These include federal funds purchased, securities sold under agreements to repurchase and FHLB borrowings. Repurchase agreements represent funds that are generally obtained as the result of a competitive bidding process.

United's investment portfolio is comprised of a significant amount of mortgage-backed securities. United has a small amount of U.S. Treasury securities and obligations of U.S. Agencies and Corporations. Obligations of States and Political Subdivisions are comprised of primarily "AAA" rated municipal securities. Interest and dividends on securities for the years of 2006, 2005, and 2004 were $72.0 million, $69.6 million, and $63.8 million, respectively. United recognized net losses of $3.2 million in the year of 2006 due mainly to an other-than-temporary impairment of $2.9 million on approximately $86 million of low-yielding fixed rate investment securities which United subsequently sold as part of a balance sheet repositioning in the first quarter of 2006. United recognized net gains of $695 thousand and $1.1 million for the years of 2005 and 2004, respectively.

Competition

United faces a high degree of competition in all of the markets it serves. These markets may generally be defined as Wood, Kanawha, Monongalia, Jackson, Cabell, Brooke, Hancock, Ohio, Marshall, Gilmer, Harrison, Lewis, Webster, Boone, Logan, Nicholas, Fayette, Jefferson and Raleigh Counties in West Virginia; Lawrence, Belmont, Jefferson and Washington Counties in Ohio; Montgomery County in Maryland and Arlington, Alexandria, Loudoun, Prince William and Fairfax Counties in Virginia, located adjacent to the Washington, D.C. area, which is in close proximity to Jefferson and Berkeley Counties in West Virginia's eastern panhandle. United competes in Ohio markets because of the close proximity to the Ohio border of certain subsidiary offices. Included in United's West Virginia markets are the five largest West Virginia Metropolitan Statistical Areas (MSA): the Parkersburg MSA, the Charleston MSA, the Huntington MSA, the Wheeling MSA and the Weirton MSA. United's Virginia markets include the Maryland, northern Virginia and Washington, D.C. Metropolitan area. United considers the above counties and MSA's to be the primary market area for the business of its banking subsidiaries.

With prior regulatory approval, West Virginia and Virginia banks are permitted unlimited branch banking throughout each state. In addition, interstate acquisitions of and by West Virginia and Virginia banks and bank holding companies are permissible on a reciprocal basis, as well as reciprocal interstate acquisitions by thrift institutions. These conditions serve to intensify competition within United's market.

As of December 31, 2006, there were 71 bank holding companies operating in the State of West Virginia registered with the Federal Reserve System and the West Virginia Board of Banking and Financial Institutions and 96 bank holding companies operating in the Commonwealth of Virginia registered with the Federal Reserve System and the Virginia Corporation Commission. These holding companies are headquartered in various states and control banks throughout West Virginia and Virginia, which compete for business as well as for the acquisition of additional banks.

Economic Characteristics of Primary Market Area

As of December 2006, West Virginia's unemployment rate was 4.6% while the national rate was 4.3%. The total number of unemployed state residents declined 800 for the month of December as compared to the month of November. The total number of unemployed residents was up 4,100 for the year of 2006 as compared to 2005. Population outflows that have constrained faster economic growth in West Virginia may be moderating. In 2002, the U.S. Census Bureau estimated that the state's population increased marginally. While substantially less than the national average, the increase was a substantial improvement over the six prior years, during which time the state's population base shrank.

United's northern Virginia subsidiary banking offices are located in markets that reflect very low unemployment rate levels and increased wage levels over a year ago. According to information available from the Virginia Employment Commission, Virginia's unemployment rate as of December 2006 was 2.7%, down 6,500 unemployed state residents from November. The 2.7% December 2006 unemployment rate was the best jobless rate for the month of December in six years, since a 1.9% December 2000 level. The December 2006 unemployment rate was below both the December 2005 Virginia jobless rate of 3.0% and the U.S. December 2006 unemployment level of 4.3%. The Northern Virginia metropolitan area's unemployment rate was at 1.9% in December 2006, the lowest among Virginia's ten metropolitan areas. The 1.9% December 2006 unemployment rate was below the 2.1% unemployment rate in December 2005.

Regulation and Supervision

United, as a bank holding company, is subject to the restrictions of the Bank Holding Company Act of 1956, as amended, and is registered pursuant to its provisions. As such, United is subject to the reporting requirements of and examination by the Board of Governors of the Federal Reserve System ("Board of Governors").

The Bank Holding Company Act prohibits the acquisition by a bank holding company of direct or indirect ownership of more than five percent of the voting shares of any bank within the United States without prior approval of the Board of Governors. With certain exceptions, a bank holding company also is prohibited from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank, and from engaging directly or indirectly in business unrelated to the business of banking, or managing or controlling banks.

The Board of Governors of the Federal Reserve System, in its Regulation Y, permits bank holding companies to engage in preapproved non-banking activities closely related to banking or managing or controlling banks. Approval of the Board of Governors is necessary to engage in certain other non-banking activities which are not preapproved or to make acquisitions of corporations engaging in these activities. In addition, on a case-by-case basis, the Board of Governors may approve other non-banking activities.

On July 30, 2002, the President of the United States signed into law the Sarbanes-Oxley Act of 2002 (Act), a broad accounting, auditing, disclosure and corporate governance reform law. The legislation was passed in an effort to increase corporate responsibility by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws and to allow stockholders to more easily and efficiently monitor the performance of companies and directors.

As a bank holding company doing business in West Virginia, United is also subject to regulation and examination by the West Virginia Board of Banking and Financial Institutions (the "West Virginia Banking Board") and must submit annual reports to the West Virginia Banking Board. Further, any acquisition application that United must submit to the Board of Governors must also be submitted to the West Virginia Banking Board for approval.

United is also under the jurisdiction of the SEC and certain state securities commissions in regard to the offering and sale of its securities. Generally, United must file under the Securities Exchange Act of 1933, as amended, to issue additional shares of its common stock. United is also registered under and is subject to the regulatory and disclosure requirements of the Securities Exchange Act of 1934, as amended, as administered by the SEC. United is listed on the NASDAQ Global Select Market under the quotation symbol "UBSI," and is subject to the rules of the NASDAQ for listed companies.

The Banking Subsidiaries, as state member banks, are subject to supervision, examination and regulation by the Federal Reserve System, and as such, are subject to applicable provisions of the Federal Reserve Act and regulations issued thereunder. Each bank is subject to regulation by its state banking authority.

The deposits of United's Banking Subsidiaries are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law. Accordingly, these banks are also subject to regulation by the FDIC.

Item 1A. RISK FACTORS

Changes in interest rates may adversely affect United's business

United's earnings, like most financial institutions, are significantly dependent on its net interest income. Net interest income is the difference between the interest income United earns on loans and other assets which earn interest and the interest expense incurred to fund those assets, such as on savings deposits and borrowed money. Therefore, changes in general market interest rates, such as a change in the monetary policy of the Board of Governors of the Federal Reserve System or otherwise beyond those which are contemplated by United's interest rate risk model and policy, could have an effect on net interest income. For more information concerning United's interest rate risk model and policy, see the discussion under the caption "Quantitative and Qualitative Disclosures About Market Risk" under Item 7A.

Loss of United's Chief Executive Officer or other executive officers could adversely affect its business

United's success is dependent upon the continued service and skills of its executive officers and senior management. If United loses the services of these key personnel, it could have a negative impact on United's business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The services of Richard M. Adams, United's Chief Executive Officer, would be particularly difficult to replace. United and Mr. Adams are parties to an Employment Agreement providing for his continued employment by United through March 31, 2012.

United operates in a highly competitive market

United faces a high degree of competition in all of the markets it serves. United considers all of West Virginia to be included in its market area. This area includes the five largest West Virginia Metropolitan Statistical Areas (MSA): the Parkersburg MSA, the Charleston MSA, the Huntington MSA, the Wheeling MSA and the Weirton MSA. United serves the Ohio counties of Lawrence, Belmont, Jefferson and Washington primarily because of their close proximity to the Ohio border and United banking offices nearby in West Virginia. In Virginia, United competes in the Northern Virginia counties of Arlington, Loudoun, Prince William and Fairfax. In addition, United has offices in the Washington, D.C. MSA and considers this part of its market. In Maryland, United has offices in Montgomery county. United considers all of the above locations to be the primary market area for the business of its banking subsidiaries.

There is a risk that aggressive competition could result in United controlling a smaller share of these markets. A decline in market share could lead to a decline in net income which would have a negative impact on stockholder value.

Dividend payments by United's subsidiaries to United and by United to its shareholders can be restricted

The declaration and payment of future cash dividends will depend on, among other things, United's earnings, the general economic and regulatory climate, United's liquidity and capital requirements, and other factors deemed relevant by United's board of directors. Federal Reserve Board policy limits the payment of cash dividends by bank holding companies, without regulatory approval, and requires that a holding company serve as a source of strength to its banking subsidiaries.

United's principal source of funds to pay dividends on its common stock is cash dividends from its subsidiaries. The payment of these dividends by its subsidiaries is also restricted by federal and state banking laws and regulations. As of December 31, 2006, an aggregate of approximately $16.47 million and $14.17 million was available for dividend payments from United Bank (WV) and United Bank (VA), respectively, to United without regulatory approval.

Downturn in the local economies may adversely affect its business

United's business is concentrated in the West Virginia and Northern Virginia market areas. As a result, its financial condition, results of operations and cash flows are subject to changes if there are changes in the economic conditions in these areas. A prolonged period of economic recession or other adverse economic conditions in one or both of these areas could have a negative impact on United. United can provide no assurance that conditions in its market area economies will not deteriorate in the future and that such a deterioration would not have a material adverse effect on United.

There are no assurances as to adequacy of the allowance for credit losses

United believes that its allowance for credit losses is maintained at a level adequate to absorb any probable losses in its loan portfolio given the current information known to management.

Management establishes the allowance based upon many factors, including, but not limited to:

- historical loan loss experience;

- industry diversification of the commercial loan portfolio;
- the effect of changes in the local real estate market on collateral values;
- the amount of nonperforming loans and related collateral security;
- current economic conditions that may affect the borrower's ability to pay and value of collateral;
- sources and cost of funds;
- volume, growth and composition of the loan portfolio; and
- other factors management believes are relevant.

These determinations are based upon estimates that are inherently subjective, and their accuracy depends on the outcome of future events, so ultimate losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond its control, United's actual loan losses could increase significantly. As a result, such losses could exceed United's current allowance estimates. United can provide no assurance that its allowance is sufficient to cover actual loan losses should such losses differ substantially from our current estimates.

In addition, federal and state regulators, as an integral part of their respective supervisory functions, periodically review United's allowance for credit losses. United's independent auditors also review the allowance as a part of their audit. Any increase in its allowance required by either the regulatory agencies or independent auditors would reduce United's pre-tax earnings.

Item 1B. UNRESOLVED STAFF COMMENTS

None

Item 2. PROPERTIES

Offices

United is headquartered in the United Center at 500 Virginia Street, East, Charleston, West Virginia. United's executive offices are located in Parkersburg, West Virginia at Fifth and Avery Streets. United operates ninety (90) full service offices—fifty-two (52) offices located throughout West Virginia, thirty-five (35) offices throughout the Northern Virginia, Maryland and Washington, D.C. areas and three (3) in Ohio. United owns all of its West Virginia facilities except for two in the Wheeling area, two in the Charleston area, two in the Beckley area and one each in Parkersburg, Morgantown, Charles Town and Clarksburg, all of which are leased under operating leases. United leases all of its facilities under operating lease agreements in the Northern Virginia, Maryland and Washington, D.C. areas except for four offices, one each in Fairfax, Alexandria, and Vienna, Virginia and one in Bethesda, Maryland which are owned facilities. In Ohio, United leases two of its three facilities, one each in Bellaire and St. Clairsville. United leases an operations center facility in the Charleston area.

Item 3. LEGAL PROCEEDINGS

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

UNITED BANKSHARES, INC.
FORM 10-K, PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock

As of December 31, 2006, 100,000,000 shares of common stock, par value $2.50 per share, were authorized for United, of which 44,320,832 were issued, including 3,261,931 shares held as treasury shares. The outstanding shares are held by approximately 5,747 shareholders of record, as well as 6,254 shareholders in street name as of January 31, 2007. The unissued portion of United' s authorized common stock (subject to registration approval by the SEC) and the treasury shares are available for issuance as the Board of Directors determines advisable. United offers its shareholders the opportunity to invest dividends in shares of United stock through its dividend reinvestment plan. United has also established stock option plans and a stock bonus plan as incentive for certain eligible officers. In addition to the above incentive plans, United is occasionally involved in certain mergers in which additional shares could be issued and recognizes that additional shares could be issued for other appropriate purposes.

In May of 2006, United's Board of Directors approved a new stock repurchase plan, whereby United could buy up to 1,700,000 shares of its common stock in the open market. During 2006, 659,300 shares were repurchased under the plan while 623,700 shares were repurchased to complete an earlier plan approved in 2004 to repurchase up to 1,775,000 shares.

The Board of Directors believes that the availability of authorized but unissued common stock of United is of considerable value if opportunities should arise for the acquisition of other businesses through the issuance of United's stock. Shareholders do not have preemptive rights, which allows United to issue additional authorized shares without first offering them to current shareholders.

United has only one class of stock and all voting rights are vested in the holders of United's stock. On all matters subject to a vote of shareholders, the shareholders of United will be entitled to one vote for each share of common stock owned. Shareholders of United have cumulative voting rights with regard to election of directors. At the present time, no senior securities of United are outstanding, nor does the Board of Directors presently contemplate issuing senior securities.

There are no preemptive or conversion rights or, redemption or sinking fund provisions with respect to United's stock. All of the issued and outstanding shares of United's stock are fully paid and non-assessable.

Dividends

The shareholders of United are entitled to receive dividends when and as declared by its Board of Directors. Dividends have been paid quarterly. Dividends were $1.09 per share in 2006, $1.05 per share in 2005 and $1.02 per share in 2004. The payment of dividends is subject to the restrictions set forth in the West Virginia Corporation Act and the limitations imposed by the Federal Reserve Board. See "Market and Stock Prices of United" for quarterly dividend information.

Payment of dividends by United is dependent upon receipt of dividends from its Banking Subsidiaries. Payment of dividends by United's state member Banking Subsidiaries is regulated by the Federal Reserve System and generally, the prior approval of the Federal Reserve Board (FRB) is required if the total dividends declared by a state member bank in any calendar year exceeds its net profits, as defined, for that year combined with its retained net profits for the preceding two years. Additionally, prior approval of the FRB is required when a state member bank has deficit retained earnings but has sufficient current year's net income, as defined, plus the retained net profits of the two preceding years. The FRB may prohibit dividends if it deems the payment to be an unsafe or unsound banking practice. The FRB has issued guidelines for dividend payments by state member banks emphasizing that proper dividend size depends on the bank's earnings and capital. See Note T - Notes to Consolidated Financial Statements.

Market and Stock Prices of United

United Bankshares, Inc. stock is traded over the counter on the National Association of Securities Dealers Automated Quotations System, National Market (NASDAQ) under the trading symbol UBSI.

The high and low prices listed below are based upon information available to United's management from NASDAQ listings. No attempt has been made by United's management to ascertain the prices for every sale of its stock during the periods indicated. However, based on the information available, United's management believes that the prices fairly represent the amounts at which United's stock was traded during the periods reflected.

The following table presents the dividends and high and low prices of United's common stock during the periods set forth below:

2007	Dividends	High	Low
First Quarter through January 31, 2007	$0.28 (1)	$39.50	$35.68
2006			
Fourth Quarter	$0.28	$39.71	$36.51
Third Quarter	$0.27	$38.28	$34.21
Second Quarter	$0.27	$38.41	$34.46
First Quarter	$0.27	$38.50	$34.46
2005			
Fourth Quarter	$0.27	$38.55	$32.34
Third Quarter	$0.26	$38.47	$33.91
Second Quarter	$0.26	$36.45	$29.82
First Quarter	$0.26	$38.62	$32.00

(1) On January 29, 2007, United declared a dividend of $0.28 per share, payable April 2, 2007, to shareholders of record as of March 9, 2007.

Stock Performance Graph

The following Stock Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that United specifically incorporates it by reference into such filing.

The following graph compares United's cumulative total shareholder return (assuming reinvestment of dividends) on its common stock for the five-year period ending December 31, 2006, with the cumulative total return (assuming reinvestment of dividends) of the Standard and Poor's Midcap 400 Index and with the NASDAQ Bank Index. The cumulative total shareholder return assumes a $100 investment on December 31, 2001 in the common stock of United and each index and the cumulative return is measured as of each subsequent fiscal year-end. There is no assurance that United's common stock performance will continue in the future with the same or similar trends as depicted in the graph.


UNITED BANKSHARES, INC.
Total Return Analysis
200
100
0
DOLLARS
2001
2002
2003
2004
2005
2006
YEAR
United Bankshares
NASDAQ Bank Index
S & P Mid-Cap Index

	Period Ending					
	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
United Bankshares, Inc.	100.00	104.01	115.49	145.57	138.58	156.44
NASDAQ Bank Index	100.00	106.93	142.25	161.66	158.54	180.42
S&P Mid-Cap Index	100.00	85.49	115.91	135.01	151.95	167.62

Issuer Repurchases

The table below includes certain information regarding United's purchase of its common shares during the three months ended December 31, 2006:

Period	Total Number of Shares Purchased (1) (2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (3)	Maximum Number of Shares that May Yet be Purchased Under the Plans (3)
10/01 – 10/31/2006	105,039	$37.81	105,000	1,226,700
11/01 – 11/30/2006	109,836	$38.50	96,000	1,130,700
12/01 – 12/31/2006	90,153	$38.35	90,000	1,040,700
Total	305,028	$38.22		

(1) Includes shares exchanged in connection with the exercise of stock options under United's stock option plans. Shares are purchased pursuant to the terms of the applicable stock option plan and not pursuant to a publicly announced stock repurchase plan. For the quarter ended December 31, 2006, the following shares

were exchanged by participants in United's stock option plans: November 2006 – 13,800 shares at an average price of $38.12.

(2) Includes shares purchased in open market transactions by United for a rabbi trust to provide payment of benefits under a deferred compensation plan for certain key officers of United and its subsidiaries. For the quarter ended December 31, 2006, the following shares were purchased for the deferred compensation plan: October 2006 – 39 shares at an average price of $39.02; November 2006 – 36 shares at an average price of $39.43; and December 2006 – 153 shares at an average price of $38.93.

(3) In August of 2004, United's Board of Directors approved a repurchase plan to repurchase up to 1,775,000 shares of United's common stock on the open market (the 2004 Plan). During the second quarter of 2006, United completed the repurchases under the 2004 Plan. In May of 2006, United's Board of Directors approved a new repurchase plan to repurchase up to 1,700,000 shares of United's common stock on the open market (the 2006 Plan) effective upon the completion of the 2004 Plan. The timing, price and quantity of purchases under the plans are at the discretion of management and the plan may be discontinued, suspended or restarted at any time depending on the facts and circumstances.

Item 6. SELECTED FINANCIAL DATA

The following consolidated selected financial data is derived from United's audited financial statements as of and for the five years ended December 31, 2006. The selected financial data should be read in conjuction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes contained elsewhere in this report.

	Five Year Summary				
(Dollars in thousands, except per share data)	2006	2005	2004	2003	2002
Summary of Operations:					
Total interest income	$400,683	$345,278	$293,350	$272,520	$323,483
Total interest expense	181,090	124,451	88,914	95,504	129,175
Net interest income	219,593	220,827	204,436	177,016	194,308
Provision for loan losses	1,437	5,618	4,520	7,475	8,937
Other income	49,033	52,625	54,231	52,084	37,787
Other expense	137,173	121,160	137,061	129,538	109,728
Income taxes	40,767	46,265	33,771	28,010	35,211
Income from continuing operations	89,249	100,409	83,315	64,077	78,219
Income from discontinued operations before income taxes	---	---	20,780	20,433	14,903
Income taxes	---	---	6,333	5,745	4,189
Income from discontinued operations	---	---	14,447	14,688	10,714
Net Income	89,249	100,409	97,762	78,765	88,933
Cash dividends	45,219	44,575	44,228	42,028	40,388
Per common share:					
Income from continuing operations:					
Basic	2.15	2.36	1.92	1.52	1.84
Diluted	2.13	2.33	1.89	1.50	1.81
Income from discontinued operations:					
Basic	---	---	0.33	0.35	0.25
Diluted	---	---	0.33	0.35	0.25
Net income:					
Basic	2.15	2.36	2.25	1.87	2.09
Diluted	2.13	2.33	2.22	1.85	2.06
Cash dividends	1.09	1.05	1.02	1.00	0.95
Book value per share	15.44	15.12	14.68	14.08	12.88
Selected Ratios:					
Return on average shareholders' equity	13.90%	15.66%	15.56%	13.86%	16.73%
Return on average assets	1.34%	1.55%	1.55%	1.36%	1.59%
Dividend payout ratio	50.67%	44.39%	45.24%	53.39%	45.41%
Selected Balance Sheet Data:					
Average assets	$6,641,224	$6,465,764	$6,295,076	$5,809,131	$5,591,267
Investment securities	1,275,470	1,501,966	1,510,442	1,510,610	1,285,490
Loans held for sale	2,041	3,324	3,981	1,687	5,151
Total loans	4,806,747	4,649,829	4,418,276	3,955,234	3,501,188
Assets of discontinued operations	---	---	---	334,340	666,147
Total assets	6,717,598	6,728,492	6,435,971	6,387,730	5,797,662
Total deposits	4,828,192	4,617,452	4,297,563	4,138,487	3,815,830
Long-term borrowings	499,200	547,731	533,755	459,663	172,444
Liabilities of discontinued operations	---	---	---	300,754	638,884
Total liabilities	6,083,506	6,093,287	5,804,464	5,772,539	5,256,123
Shareholders' equity	634,092	635,205	631,507	615,191	541,539

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Congress passed the Private Securities Litigation Act of 1995 to encourage corporations to provide investors with information about the company's anticipated future financial performance, goals, and strategies. The act provides a safe haven for such disclosure; in other words, protection from unwarranted litigation if actual results are not the same as management expectations.

United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of United in this report, in any other reports and filings, in press releases and in oral statements, involve numerous assumptions, risks and uncertainties. Actual results could differ materially from those contained in or implied by United's statements for a variety of factors including, but not limited to: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature and extent of governmental actions and reforms; and rapidly changing technology and evolving banking industry standards.

INTRODUCTION

The following discussion and analysis presents the significant changes in financial condition and the results of operations of United and its subsidiaries for the periods indicated below. This discussion and the consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly-owned subsidiaries, unless otherwise indicated.

Prior to July 7, 2004, United operated two main business segments: community banking and mortgage banking. As previously reported, on July 7, 2004, United sold its wholly owned mortgage banking subsidiary, George Mason Mortgage, LLC (Mason Mortgage). United's mortgage banking activities were conducted primarily through Mason Mortgage, which was previously reported as a separate segment. For the years prior to 2005, Mason Mortgage is shown as discontinued operations for all periods presented. Since the sale of Mason Mortgage, United's operations relate mainly to community banking which offers customers traditional banking products and services, including loan and deposit products, and wealth management services which include investment banking, financial planning, trust and brokerage services.

This discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this document.

SUBSEQUENT EVENT

On January 29, 2007, United announced the execution of an Agreement and Plan of Reorganization to acquire Premier Community Bankshares, Inc. (Premier) headquartered in Winchester, Virginia. Premier is a $900.7 million multi-bank holding company with 26 office locations in the northwestern and central parts of Virginia and the eastern panhandle of West Virginia. Premier operates three wholly owned banking subsidiaries, The Marathon Bank, the Rockingham Heritage Bank and the Premier Bank. Upon completion of the acquisition, it is anticipated that all three banking subsidiaries will be merged with United's Virginia subsidiary, United Bank. The acquisition of Premier will afford United the opportunity to enter new Virginia markets in the Winchester, Harrisonburg and Charlottesville areas. Please refer to Note B of the Notes to Consolidated Financial Statements for more information on this acquisition.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The accounting and reporting policies of United conform with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Actual results could differ from these estimates. These policies, along with the disclosures presented in the financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses, income taxes, and the valuation of retained interests in securitized financial assets to be the accounting areas that require the most subjective or complex judgments, and as such, could be most subject to revision as new information becomes available. The most significant accounting policies followed by United are presented in Note A, Notes to Consolidated Financial Statements.

The allowance for credit losses represents management's estimate of the probable credit losses inherent in the lending portfolio. Determining the amount of the allowance for credit losses is considered a critical accounting estimate because management's evaluation of the adequacy of the allowance for credit losses is inherently subjective and requires significant estimates, including the amounts and timing of estimated future cash flows, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. In determining the components of the allowance for credit losses, management considers the risk arising in part from, but not limited to, charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, the size and risk characteristics of the loan portfolio, concentrations of credit, and other various factors. The methodology used to determine the allowance for credit losses is described in Note A, Notes to Consolidated Financial Statements. A discussion of the factors leading to changes in the amount of the allowance for credit losses is included in the Provision for Credit Losses section of this Management's Discussion and Analysis of Financial Condition and Results of Operations. For a discussion of concentrations of credit risk, see Item 1, under the caption of Loan Concentrations in this Form 10-K.

United uses derivative instruments as part of its risk management activities to protect the value of certain assets and liabilities against adverse price or interest rate movements. All derivative instruments are carried at fair value on the balance sheet. The valuation of these derivative instruments is considered critical because carrying assets and liabilities at fair value inherently result in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are provided by third party sources. Because the majority of the derivative instruments are used to protect the value of other assets and liabilities on the balance sheet, changes in the value of the derivative instruments are typically offset by changes in the value of the assets and liabilities being hedged, although income statement volatility can occur if the derivative instruments are not effective in hedging changes in the value of those assets and liabilities.

United's calculation of income tax provision is complex and requires the use of estimates and judgments in its determination. As part of United's analysis and implementation of business strategies, consideration is given to tax laws and regulations that may affect the transaction under evaluation. This analysis includes the amount and timing of the realization of income tax liabilities or benefits. United strives to keep abreast of changes in the tax laws and the issuance of regulations which may impact tax reporting and provisions for income tax expense. United is also subject to audit by federal and state authorities. Because the application of tax laws is subject to varying interpretations, results of these audits may produce indicated liabilities which differ from United's estimates and provisions. United continually evaluates its exposure to possible tax assessments arising from audits and records its estimate of probable exposure based on current facts and circumstances.

Any material effect on the financial statements related to these critical accounting areas is further discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

2006 COMPARED TO 2005

FINANCIAL CONDITION SUMMARY

United's total assets as of December 31, 2006 were $6.72 billion, a decrease of $10.89 million or less than 1% from year-end 2005. The slight decrease in total assets was primarily due to a $226.50 million or 15.08% decrease in investment securities. Partially offsetting this decrease were increases in portfolio loans of $156.92 million or 3.37%, cash and cash equivalents of $51.05 million or 24.55% and other assets of $7.51 million or 4.41%. The decrease in total assets is reflected in corresponding decreases in total liabilities of $9.78 million and shareholders' equity of $1.11 million. The decrease in total liabilities was due mainly to a reduction of $189.92 million or 26.24% in Federal Home Loan Bank (FHLB) borrowings and a $64.75 million or 12.32% decline in securities sold under agreements to repurchase. Partially offsetting these decreases was an increase in deposits of $210.74 million or 4.56% and a $36.35 million or 59.23% increase in federal funds purchased. Shareholders' equity decreased $1.11 million or less than 1% from year-end 2005 due mainly to an increase in treasury stock of $36.21 million and decreases in surplus of $3.69 million and accumulated other comprehensive income of $5.24 million which more than offset $44.03 million of net earnings. The following discussion explains in more detail the changes in financial condition by major category.

Cash and Cash Equivalents

Cash and cash equivalents increased $51.05 million or 24.55% from year-end 2005. Of this total increase, cash and due from banks increased $28.59 million, interest-bearing deposits with other banks increased $13.05 million and federal funds sold increased $9.42 million. During the year of 2006, net cash of $89.40 million and $64.80 million was provided by operating activities and investing activities, respectively. Net cash of $103.15 million was used in financing activities. Further details related to changes is cash and cash equivalents are presented in the Consolidated Statements of Cash Flows.

Securities

Total investment securities decreased $226.50 million or 15.08% since year-end 2005. Securities available for sale decreased $211.45 million or 16.59%. This change reflects $492.83 million in sales, maturities and calls of securities, $276.94 million in purchases and an increase of $8.01 million in market value. Securities held to maturity declined $15.05 million which was a decrease of 6.62%. This decrease was due to maturities and calls of securities within the portfolio of $16.20 million during the year of 2006. The amortized cost and estimated fair value of investment securities, including types and remaining maturities, is presented in Note D to the Notes to Consolidated Financial Statements.

Loans

Loans held for sale decreased $1.28 million or 38.60% as loan sales in the secondary market slightly exceeded loan originations during the year of 2006. Portfolio loans, net of unearned income, increased $156.92 million or 3.37% from year-end 2005 largely the result of increased production in construction loans, commercial real estate loans and commercial loans (not secured by real estate). Since year-end 2005, construction loans increased $175.77 million or 50.62%, commercial real estate loans increased $19.91 million or 1.77% and commercial loans (not secured by real estate) increased $19.24 million or 2.06%. These increases were partially offset by decreases in consumer loans of $30.19 million or 7.94% and single-family residential real estate loans of $25.03 million or 1.43% and from year-end 2005. The table below summarizes the change in the loan categories since year-end 2005:

(Dollars in thousands)	At December 31 2006	At December 31 2005	$ Change	% Change
Loans held for sale	$ 2,041	$ 3,324	$ (1,283)	(38.60%)
Commercial, financial, and agricultural	$ 954,024	$ 934,780	$ 19,244	2.06%
Real Estate:				
Single family residential	1,720,794	1,745,824	(25,030)	(1.43%)
Commercial	1,146,007	1,126,095	19,912	1.77%
Construction	523,042	347,274	175,768	50.61%
Other	119,973	122,487	(2,514)	(2.05%)
Consumer	349,868	380,062	(30,194)	(7.94%)
Less: Unearned interest	(6,961)	(6,693)	(268)	4.00%
Total Loans, net of unearned interest	$ 4,806,747	$ 4,649,829	$ 156,918	3.37%

For a summary of major classifications of loans, see Note F, Notes to Consolidated Financial Statements.

Other Assets

Other assets increased $7.51 million or 4.41% from year-end 2005 due mainly to a $12.04 million increase in the net pension asset as a result of a $26.64 million contribution during the third quarter of 2006, which was substantially reduced by an adjustment of $13.22 million to initially adopt Financial Accounting Standards Board Statement No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" to properly reflect the funded status of United's Pension Plan. In addition, the value of cash surrender life insurance policies increased $4.42 million. Partially offsetting these increases was a decline in deferred tax assets of $5.36 million due primarily to the $12.04 million increase in the net pension asset and a $8.01 million increase in the market value of available for sale securities since year-end 2005. In addition, derivative assets dropped $2.06 million while core deposit intangibles decreased $1.89 million due to amortization from year-end 2005. The $2.06 million drop in derivative assets related primarily to the termination of an interest rate swap associated with the repayment of a hedged $50 million variable rate FHLB advance in the first quarter of 2006.

Deposits

Deposits represent United's primary source of funding. Total deposits at December 31, 2006 grew $210.74 million or 4.56% since year-end 2005. In terms of composition, noninterest-bearing deposits decreased $56.47 million or 5.88% while interest-bearing deposits increased $267.21 million or 7.31% from December 31, 2005. The decrease in noninterest-bearing deposits was due mainly to a $51.83 million or 17.39% decline in consumer noninterest-bearing deposits as a result of the High Performance Checking (HPC) program that United launched during the first quarter of 2006. Most of the checking accounts offered by United in its High Performance Checking program are interest-bearing, and customers switched from their traditional noninterest-bearing checking accounts to the new interest-bearing High Performance Checking products. In addition, commercial noninterest-bearing deposits dropped $50.21 million or 8.06% as customers shifted money into interest-bearing products due to higher interest rates. Partially offsetting these decreases in noninterest-bearing deposits was a $41.83 million increase in official checks due to a large amount of loan proceeds checks at year-end 2006.

The increase in interest-bearing deposits consisted of growth in time deposits over $100,000 of $118.77 million or 18.12%, time deposits under $100,000 of $115.34 million or 9.59%, and interest-bearing money market accounts of $58.31 million or 4.49%. These increases are primarily due to a shift from noninterest-bearing deposits to interest-bearing products as a result of higher interest rates. Partially offsetting these increases was a decrease of $21.12 million or 6.23% in regular savings accounts.

The table below summarizes the changes in the deposit categories since year-end 2005:

	December 31 2006	December 31 2005	$ Change	% Change
(Dollars In thousands)				
Demand deposits	$ 429,504	$ 712,729	$ (283,225)	(39.74%)
Interest-bearing checking	159,628	163,717	(4,089)	(2.50%)
Regular savings	317,642	338,763	(21,121)	(6.23%)
Money market accounts	1,829,300	1,544,233	285,067	18.46%
Time deposits under $100,000	1,317,839	1,202,496	115,343	9.59%
Time deposits over $100,000	774,279	655,514	118,765	18.12%
Total deposits	$ 4,828,192	$ 4,617,452	$ 210,740	4.56%

More information relating to deposits is presented in Note J, Notes to Consolidated Financial Statements.

Borrowings

Total borrowings at December 31, 2006 decreased $222.69 million or 15.86% during the year of 2006. Since year-end 2005, short-term borrowings decreased $174.16 million or 20.34% due mainly to a $145 million reduction in overnight FHLB borrowings and a $64.75 million decline in securities sold under agreements to repurchase. Federal funds purchased increased $36.35 million or 59.23% since year-end 2005. Long-term borrowings decreased $48.53 million or 8.86% due primarily to the repayment of a $50 million FHLB advance during the first quarter of 2006.

During the third quarter of 2006, United completed a series of transactions to prepay two $100 million convertible FHLB advances and terminate an interest rate swap associated with one of the advances. At the time of prepayment, the FHLB advances and associated interest rate swap had an effective cost of 7.71%. The debt and interest rate swap had a remaining life of approximately 4 years. United replaced the $200 million of debt with 5-year and 10-year FHLB advances and associated interest rate swaps that have a total effective cost of 5.35%.

During the fourth quarter of 2006, United through its subsidiary, Sequoia Capital Trust II, redeemed $3.09 million of trust preferred securities. The securities were redeemed at par value plus accrued interest. The securities carried an interest rate of 9.17% at the time of redemption.

The table below summarizes the change in the borrowing categories since year-end 2005:

	December 31		Amount	Percentage
(Dollars In thousands)	2006	2005	Change	Change
Federal funds purchased	$ 97,720	$ 61,370	$ 36,350	59.23%
Securities sold under agreements to repurchase	460,858	525,604	(64,746)	(12.32%)
Overnight FHLB advances	120,000	265,000	(145,000)	(54.72%)
TT&L note option	3,688	4,451	(763)	(17.14%)
Long-term FHLB advances	413,899	458,818	(44,919)	(9.79%)
Issuances of trust preferred capital securities	85,301	88,913	(3,612)	(4.06%)
Total borrowings	$ 1,181,466	$ 1,404,156	($ 222,690)	(15.86%)

For a further discussion of borrowings see Notes K and L, Notes to Consolidated Financial Statements.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities increased $2.16 million or 3.43% from year-end 2005 due mainly to increases in income taxes payable of $4.41 million due to lower payments, interest payable of $3.75 million due to higher interest rates on borrowings and deposits and deferred compensation of $418 thousand. Partially offsetting these increases were decreases in derivative liabilities of $4.79 million due primarily to the termination of a $100 million swap in the third quarter of 2006. In addition, business franchise taxes payable and other accrued expenses decreased $1.14 million and $1.96 million, respectively, from year-end 2005 due to the timing of payments.

Shareholders' Equity

Shareholders' equity at December 31, 2006 decreased $1.11 million or less than 1% from December 31, 2005 as United continued to balance capital adequacy and the return to shareholders. The slight decrease in shareholders' equity was due mainly to a rise in treasury stock of $36.21 million due to repurchases of United shares by the Company, a decline in surplus of $3.69 million due to the exercise of stock options and a $5.24 million decline in accumulated other comprehensive income due primarily to a $8.01 million, net of deferred income taxes, adjustment to adopt SFAS 158 and a decrease of $1.52 million, net of deferred income taxes, in the fair value adjustments on cash flow hedges. Partially offsetting these decreases were earnings, net of dividends declared, of $44.03 million for the year of 2006 and an increase within accumulated other comprehensive income of $5.20 million, net of deferred income taxes, in the fair value of United's available for sale investment portfolio.

Since year-end 2005, a total of 1,283,000 shares were repurchased under plans approved by United's Board of Directors. United repurchased 623,700 shares to complete a plan announced in 2004 to repurchase up to 1.775 million shares of its common stock on the open market. An additional 659,300 shares were repurchased under the current plan approved by United's Board of Directors in May of 2006 to repurchase up to 1.7 million shares of United's common stock on the open market.

EARNINGS SUMMARY

Net income for the year 2006 was $89.25 million or $2.13 per diluted share compared to $100.41 million or $2.33 per share for the year of 2005. The results for the year of 2006 included significant before-tax charges totaling $15.92 million to prepay certain long-term debt.

During the third quarter of 2006, United prepaid certain Federal Home Loan Bank (FHLB) long-term advances in the amount of $200 million and terminated an interest rate swap associated with one of the advances. The prepayment of the FHLB advances resulted in before-tax penalties of approximately $8.26 million. The termination of the interest rate swap resulted in a before-tax loss of approximately $7.66 million. United's management believes that the prepayment of these borrowings and the termination of the interest rate swap will improve United's future net interest margin and enhance future earnings.

United's return on average assets for the year of 2006 was 1.34% and return on average shareholders' equity was 13.90% as compared to 1.55% and 15.66% for the year of 2005.

Tax-equivalent net interest income for the year of 2006 was $235.05 million, an increase of $1.63 million or less than 1% from the prior year. The provision for credit losses was $1.44 million for the year 2006 as compared to $5.62 million for the year of 2005.

Noninterest income was $49.03 million for the year of 2006, down $3.59 million or 6.83% when compared to the prior year. Included in total noninterest income for the year of 2006 was a net before-tax loss of $4.60 million on the termination of interest rate swaps associated with the prepayment of FHLB advances in the first and third quarters of 2006. As previously mentioned, during the third quarter of 2006, United incurred a before-tax loss of approximately $7.66 million to terminate an interest rate swap associated with the prepayment of a FHLB advance. During the first quarter of 2006, as part of a balance sheet repositioning strategy, United terminated an interest rate swap associated with the repayment of a FHLB advance that was being hedged. United recognized a $3.06 million before-tax gain on the termination of that swap. In addition, United's income from investment security transactions declined $3.87 million for the year of 2006 as compared to last year as United incurred a net loss on security transactions of $2.93 million in the first quarter of 2006 due to an other-than-temporary impairment on approximately $86 million of low-yielding fixed rate investment securities that United subsequently sold as part of the balance sheet repositioning. Excluding the results of investment security transactions and interest rate swap terminations, noninterest income for the year of 2006 would have increased $4.88 million or 9.39% from the year of 2005.

Noninterest expense increased $16.01 million or 13.22% for the year of 2006 when compared 2005. The increase was due mainly to an increase of $7.86 million in before-tax penalties to prepay FHLB advances. Excluding the prepayment penalties, noninterest expense for the year of 2006 would have increased $8.16 million or 6.76% from the year of 2005.

United's effective tax rate was approximately 31.4% and 31.5% for years ended December 31, 2006 and 2005, respectively, as compared to 29.1% for 2004.

The following discussion explains in more detail the results of operations by major category.

Net Interest Income

Net interest income represents the primary component of United's earnings. It is the difference between interest income from earning assets and interest expense incurred to fund these assets. Net interest income is impacted by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as changes in market interest rates. Such changes, and their impact on net interest income in 2006, are summarized below.

Tax-equivalent net interest income for the year of 2006 was $235.05 million, an increase of $1.63 million or less than 1% from the year of 2005. The net interest margin for the year of 2006 was 3.86%, down 8 basis points from a net interest margin of 3.94% during the same period last year.

Tax-equivalent interest income for the year of 2006 was $416.14 million, a $58.27 million or 16.29% increase from the year of 2005 as the average yield on earning assets for year of 2006 increased 80 basis points from the year of 2005 due to higher interest rates. In addition, average earning assets increased $156.67 million or 2.64% due to average loan growth of $232.54 million or 5.22%. Partially offsetting the loan growth was an $89.83 million or 6.22% decline in average investments. For the year of 2006, interest income from United's asset securitization increased $580 thousand from the same period in 2005.

Interest expense for the year of 2006 was $181.09 million, an increase of $56.64 million or 45.51% from the year of 2005. The increase in interest expense for the year of 2006 was mainly due to a 101 basis point rise in the average cost of funds from the year of 2005 as a result of the higher interest rates. The average cost of deposits was 3.10% for the year of 2006, up 104 basis points from 2.06% for the year of 2005 while the average cost of short-term borrowing was 4.04% for the year of 2006, an increase of 161 basis points from 2.43% for the year of 2005. A sustained flat yield curve between short-term and long-term interest rates has resulted in a lesser increase in yields on earning assets while the upward trend in the general market interest rates has resulted in a more significant increase to funding costs.

The following table shows the consolidated daily average balance of major categories of assets and liabilities for each of the three years ended December 31, 2006, 2005 and 2004 with the consolidated interest and rate earned or paid on such amount.

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004		
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
ASSETS									
Earning Assets:									
Federal funds sold, securities repurchased under agreements to resell & other short-term investments	$ 41,444	$ 1,804	4.35%	$ 27,481	$ 850	3.09%	$ 31,794	$ 408	1.28%
Investment Securities:									
Taxable	1,122,940	57,374	5.11%	1,242,271	57,023	4.59%	1,284,894	55,436	4.31%
Tax-exempt (1) (2)	232,241	19,523	8.41%	202,741	16,756	8.26%	183,283	12,140	6.62%
Total Securities	1,355,181	76,897	5.67%	1,445,012	73,779	5.11%	1,468,177	67,576	4.60%
Loans, net of unearned income (1) (2) (3)	4,729,810	337,434	7.13%	4,496,774	283,239	6.30%	4,304,411	243,402	5.65%
Allowance for loan losses	(44,089)			(43,589)			(49,162)		
Net loans	4,685,721		7.20%	4,453,185		6.36%	4,255,249		5.72%
Total earning assets	6,082,346	$ 416,135	6.84%	5,925,678	$ 357,868	6.04%	5,755,220	$ 311,386	5.41%
Other assets	558,878			540,086			539,856		
TOTAL ASSETS	$6,641,224			$6,465,764			$6,295,076		
LIABILITIES									
Interest-Bearing Funds:									
Interest-bearing deposits	$3,819,820	$ 118,517	3.10%	$3,546,918	$ 73,146	2.06%	$3,343,278	$ 48,380	1.45%
Short-term borrowings	744,057	30,051	4.04%	734,228	17,816	2.43%	685,062	7,400	1.08%
Long- term borrowings	509,587	32,522	6.38%	575,354	33,489	5.82%	719,524	34,677	4.82%
Total Interest-Bearing Funds	5,073,464	181,090	3.57%	4,856,500	124,451	2.56%	4,747,864	90,457	1.91%
Noninterest-bearing deposits	865,098			913,629			874,999		
Accrued expenses and other liabilities	60,674			54,514			43,837		
TOTAL LIABILITIES	5,999,236			5,824,643			5,666,700		
SHAREHOLDERS' EQUITY	641,988			641,121			628,376		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,641,224			$6,465,764			$6,295,076		
NET INTEREST INCOME		$ 235,045			$ 233,417			$ 220,929	
INTEREST SPREAD			3.27%			3.48%			3.50%
NET INTEREST MARGIN			3.86%			3.94%			3.84%

(1) The interest income and the yields on federally nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory federal income tax rate of 35%.
(2) The interest income and the yields on state nontaxable loans and investment securities are presented on a tax-equivalent basis using the statutory state income tax rate of 9%.
(3) Nonaccruing loans are included in the daily average loan amounts outstanding.

The following table sets forth a summary for the periods indicated of the changes in consolidated interest earned and interest paid detailing the amounts attributable to (i) changes in volume (change in the average volume times the prior year's average rate), (ii) changes in rate (change in the average rate times the prior year's average volume), and (iii) changes in rate/volume (change in the average volume times the change in average rate).

	2006 Compared to 2005				2005 Compared to 2004			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
Interest income:								
Federal funds sold, securities purchased under agreements to resell and other short-term investments	$431	$346	$177	$954	($55)	$575	($78)	$442
Investment securities:								
Taxable	(5,477)	6,460	(632)	351	(1,837)	3,598	(174)	1,587
Tax exempt (1), (2)	2,437	304	26	2,767	1,288	3,006	322	4,616
Loans (1),(2),(3)	14,789	37,407	1,999	54,195	11,322	27,234	1,281	39,837
TOTAL INTEREST INCOME	12,180	44,517	1,570	58,267	10,718	34,413	1,351	46,482
Interest expense:								
Interest-bearing deposits	$5,622	$36,888	$2,861	$45,371	$2,953	$20,394	$1,419	$24,766
Short-term borrowings	239	11,821	175	12,235	531	9,248	637	10,416
Long-term borrowings	(3,828)	3,222	(361)	(967)	(6,949)	7,195	(1,434)	(1,188)
TOTAL INTEREST EXPENSE	2,033	51,931	2,675	56,639	(3,465)	36,837	622	33,994
NET INTEREST INCOME	$10,147	($7,414)	($1,105)	$1,628	$14,183	($2,424)	$729	$12,488

(1) Yields and interest income on federally tax exempt loans and investment securities are computed on a fully tax-equivalent basis using the statutory federal income tax rate of 35%.
(2) Yields and interest income on state tax exempt loans and investment securities are computed on a fully tax-equivalent basis using the statutory state income tax rate of 9%.
(3) Nonaccruing loans are included in the daily average loan amounts outstanding.

Provision for Credit Losses

United's credit quality continues to be sound. Nonperforming loans were $14.19 million or 0.30% of loans, net of unearned income, at December 31, 2006 compared to $13.19 million or 0.28% of loans, net of unearned income at December 31, 2005. The components of nonperforming loans include nonaccrual loans and loans that are contractually past due 90 days or more as to interest or principal, but have not been put on a nonaccrual basis. At year-end 2006, nonaccrual loans were $5.76 million, a decrease of $1.39 million or 19.47% from $7.15 million at year-end 2005. This decrease was mainly due to a decline in nonaccrual loan balances since December 31, 2005 as opposed to a change in composition. Loans past due 90 days or more were $8.43 million at December 31, 2006, a net increase of $2.39 million or 39.63% from $6.04 million since year-end 2005. The largest addition to loans past due 90 days or more at December 31, 2006, was a commercial loan with a balance of $573 thousand. The loss potential on these loans has been properly evaluated and allocated in the company's allowance for credit losses analysis process. Total nonperforming assets of $18.42 million, including OREO of $4.23 million at December 31, 2006, represented 0.27% of total assets at the end of 2006 as compared to 0.24% at the end of 2005.

Nonperforming assets include nonperforming loans and real estate acquired in foreclosure or other settlement of loans (OREO). Management is not aware of any other significant loans or securities, groups of loans or securities, or segments of the loan or investment portfolio not included below or disclosed elsewhere herein where there are serious doubts as to the ability of the borrowers or issuers to comply with the present repayment terms of the debt. The following table summarizes nonperforming assets for the indicated periods.

	December 31				
	2006	2005	2004	2003	2002
	(In thousands)				
Nonaccrual loans	$ 5,755	$ 7,146	$ 6,352	$ 7,523	$ 6,890
Loans which are contractually past due 90 days or more as to interest or principal, and are still accruing interest	8,432	6,039	4,425	11,052	8,461
Total nonperforming loans	14,187	13,185	10,777	18,575	15,351
Other real estate owned	4,231	2,941	3,692	3,203	4,267
TOTAL NONPERFORMING ASSETS	$18,418	$16,126	$14,469	$21,778	$19,618

Loans are designated as impaired when, in the opinion of management, the collection of principal and interest in accordance with the loan contract is doubtful. At December 31, 2006, impaired loans were $21.96 million, which was an increase of $5.41 million or 32.68% from the $16.55 million in impaired loans at December 31, 2005. This increase in impaired loans was due primarily to two loans totaling $7.15 million to one commercial customer. These loans involve the construction of real estate property and were not considered delinquent at December 31, 2006. Based on current information and events, United believes it is probable that the borrower will not be able to repay all amounts due according to the contractual terms of the loan agreements and therefore, specific allowances in the company's allowance for credit losses have been allocated for these loans. For further details on impaired loans, see Note F, Notes to Consolidated Financial Statements.

United maintains an allowance for loan losses and an allowance for lending-related commitments. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses. At December 31, 2006, the allowance for credit losses was $52.37 million, compared to $52.87 million at December 31, 2005. As a percentage of loans, net of unearned income, the allowance for credit losses was 1.09% and 1.14% at December 31, 2006 and 2005, respectively. The ratio of the allowance for credit losses to nonperforming loans was 369.2% and 401.0% at December 31, 2006 and 2005, respectively.

For the years ended December 31, 2006 and 2005, the provision for credit losses was $1.44 million and $5.62 million, respectively. Net charge-offs were $1.94 million for the year of 2006 as compared to net charge-offs of $4.10 million for the year of 2005.

The following table summarizes United's credit loss experience for each of the five years ended December 31:

	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Balance of allowance for credit losses at beginning of year	$52,871	$51,353	$51,432	$48,387	$47,408
Allowance of purchased company at date of acquisition	---	---	---	3,863	---
Loans charged off:					
Commercial, financial and agricultural	1,060	2,442	1,524	2,677	805
Real estate	778	1,422	1,518	3,365	5,192
Real estate construction	---	---	---	---	---
Consumer and other	1,390	2,152	3,497	3,954	3,502
TOTAL CHARGE-OFFS	3,228	6,016	6,539	9,996	9,499
Recoveries:					
Commercial, financial and agricultural	505	677	387	706	443
Real estate	374	778	1,080	601	591
Real estate construction	---	---	---	---	---
Consumer and other	412	461	596	396	507
TOTAL RECOVERIES	1,291	1,916	2,063	1,703	1,541
NET LOANS CHARGED OFF	1,937	4,100	4,476	8,293	7,958
Provision for credit losses	1,437	5,618	4,520	7,475	8,937
BALANCE OF ALLOWANCE FOR CREDIT LOSSES AT END OF YEAR	52,371	52,871	51,476	51,432	48,387
Less: Balance of allowance for credit losses, discontinued operations	---	---	(123)	(123)	(123)
BALANCE OF ALLOWANCE FOR CREDIT LOSSES AT END OF YEAR, CONTINUING OPERATIONS	$52,371	$52,871	$51,353	$51,309	$48,264
Loans outstanding at the end of period (gross), continuing operations (1)	$4,813,708	$4,656,522	$4,424,702	$3,960,637	$3,504,307
Average loans outstanding during period (net of unearned income) (1)	$4,726,758	$4,493,322	$4,228,070	$3,644,296	$3,536,020
Net charge-offs as a percentage of average loans outstanding	0.04%	0.09%	0.11%	0.23%	0.23%
Allowance for credit losses, continuing operations as a percentage of nonperforming loans	369.2%	401.0%	476.5%	276.2%	314.4%

(1) Excludes loans held for sale.

United evaluates the adequacy of the allowance for credit losses on a quarterly basis and its loan administration policies are focused upon the risk characteristics of the loan portfolio. United's process for evaluating the allowance is a formal company-wide process that focuses on early identification of potential problem credits and procedural discipline in managing and accounting for those credits. This process determines the appropriate level of the allowance for credit losses, allocation among loan types and lending-related commitments, and the resulting provision for credit losses.

Allocations are made for specific commercial loans based upon management's estimate of the borrowers' ability to repay and other factors impacting collectibility. Other commercial loans not specifically reviewed on an individual basis are evaluated based on historical loss percentages applied to loan pools that have been segregated by risk. Allocations for loans other than commercial loans are made based upon historical loss experience adjusted for current conditions. The allowance for credit losses includes estimated probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, the difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet fully manifested themselves in loss allocation factors. In addition, a portion of the allowance accounts for the inherent imprecision in the allowance for credit losses analysis. Over the past several years, United has grown through acquisition, and accordingly, expanded the geographic area in which it operates. As a result, historical loss experience data used to establish allocation estimates might not precisely correspond to the current portfolio in these other geographic areas.

United's formal company-wide process at December 31, 2006 produced increased allocations in two of the four loan categories. The components of the allowance allocated to commercial loans increased by $459 thousand due to the segmentation of the portfolio into two additional loan pools for which special allocations of $1.2 million were established. Other factors that increased the allowance included an increase in substandard loan pool allocations of $1.6 million and increases in commercial loan volume of $23 million. Offsetting factors included the impact of lower historical loss rates and a change in certain qualitative factors. The component of the allowance allocated to real estate construction loan pool also rose during the quarter by $4.6 million primarily due to increased volume of $172 million, reclassification of a $1 million special allocation (for condominium construction) from the real estate loan pool to this pool and a specific allocation of $1.5 million related to an impaired construction loan relationship. The component of the allowance allocated to consumer loans decreased $1.8 million as a result of decreases in historical loss rates, loan volume and a change in certain qualitative factors. The components of the allowance allocated to real estate loans decreased by $3.2 million due to the aforementioned $1 million allocation reclassification, elimination of a certain allocation no longer deemed necessary and changes in loan volume and loss rates. The unfunded commitments liability was stable, increasing by $9 thousand and remaining at $8.7 million.

An allowance is established for probable credit losses on impaired loans via specific allocations. Nonperforming commercial loans and leases are regularly reviewed to identify impairment. A loan or lease is impaired when, based on current information and events, it is probable that the bank will not be able to collect all amounts contractually due. Measuring impairment of a loan requires judgment and estimates, and the eventual outcomes may differ from those estimates. Impairment is measured based upon the present value of expected future cash flows from the loan discounted at the loan's effective rate, the loan's observable market price or the fair value of collateral, if the loan is collateral dependent. When the selected measure is less than the recorded investment in the loan, an impairment has occurred. The allowance for impaired loans was $3 million at December 31, 2006 and $1million at December 31, 2005. Compared to the prior year-end, this element of the allowance increased by $2 million primarily due to the aforementioned impairment of a large relationship involving commercial real estate construction loans as well as a $525 thousand special allocation within the mortgage loan pool and changes among various smaller loans.

An allowance is also recognized for imprecision inherent in loan loss migration models and other estimates of loss. There are many factors affecting the allowance for loan losses and allowance for lending-related commitments; some are quantitative while others require qualitative judgment. Although management believes its methodology for determining the allowance adequately considers all of the potential factors to identify and quantify probable losses in the portfolio, the process includes subjective elements and is therefore susceptible to change. This estimate for imprecision has been established to recognize the variance, within a reasonable margin, of the loss estimation process. The estimate for imprecision at December 31, 2006 decreased by $555 thousand to $1.7 million. This represents only 3.2% of the bank's total allowance for credit loss and in as much as this variance is within a pre determined narrow parameter, the methodology has confirmed that the Bank's allowance for credit loss is at an appropriate level.

The following table presents the allocation of United's allowance for credit losses for each of the five years ended December 31:

	December 31				
	2006	2005	2004	2003	2002
	(In thousands)				
Commercial, financial and agricultural	$27,512	$27,053	$27,356	$23,458	$20,643
Real estate	3,266	6,443	6,404	4,680	10,117
Real estate construction	7,178	2,587	1,961	1,472	1,100
Consumer and other	4,014	5,842	6,179	6,234	5,437
Lending related commitments	8,742	8,733	7,987	9,731	6,643
Allowance for estimated imprecision	1,659	2,213	1,589	5,857	4,447
	52,371	52,871	51,476	51,432	48,387
Less: Allowance for credit losses, discontinued operations	---	---	(123)	(123)	(123)
Total	$52,371	$52,871	$51,353	$51,309	$48,264

Management believes that the allowance for credit losses of $52.37 million at December 31, 2006 is adequate to provide for probable losses on existing loans and lending-related commitments based on information currently available.

Management is not aware of any potential problem loans, trends or uncertainties that it reasonably expects will materially impact future operating results, liquidity, or capital resources which have not been disclosed. Additionally, management has disclosed all known material credits that cause management to have serious doubts as to the ability of such borrowers to comply with the loan repayment schedules.

Other Income

Other income consists of all revenues, which are not included in interest and fee income related to earning assets. Noninterest income has been and will continue to be an important factor for improving United's profitability. Recognizing the importance, management continues to evaluate areas where noninterest income can be enhanced. Noninterest income was $49.03 million for the year of 2006, down $3.59 million or 6.83% from the year of 2005.

Included in total noninterest income for the year of 2006 was a $4.60 million net before-tax loss on the termination of interest rate swaps associated with the prepayment of FHLB advances in the first and third quarters of 2006. Additionally, United incurred a net loss on securities transactions of $3.18 million during the year of 2006 due mainly to an other-than-temporary impairment charge of $2.93 million in the first quarter of 2006 on approximately $86 million of low-yielding fixed rate investment securities which United subsequently sold as part of a balance sheet repositioning. United realized net gains of $695 thousand on securities transactions during 2005. Excluding the results of investment security transactions and interest rate swap terminations, noninterest income for the year of 2006 would have increased $4.88 million or 9.39% from the year of 2005.

Trust income and brokerage commissions increased $1.87 million or 16.83% due to a greater volume of business and a larger customer base. United continues its efforts to broaden the scope and activity of its trust and brokerage service areas, especially in the northern Virginia market, to provide additional sources of fee income that complement United's traditional banking products and services. The northern Virginia market provides a relatively large number of potential customers with high per capita incomes.

Service charges, commissions and fees from customer accounts increased $2.22 million or 6.56% for the year of 2006 as compared to the year 2005. The largest component within this category is fees from deposit services which increased $1.33 million or 4.79% due mainly to United's High Performance Checking program introduced during the first quarter of 2006. In particular, insufficient funds (NSF) fees increased $1.72 million during the year of 2006 while check card fees increased $586 thousand. Deposit service charges and account analysis fees declined $806 thousand and $71 thousand, respectively, for the year of 2006 as compared to the year of 2005.

Mortgage banking income decreased $200 thousand or 18.96% due to fewer mortgage loan sales in the secondary market during the year of 2006 as compared to 2005. Mortgage loan sales were $53.39 million in 2006 as compared to $72.86 million in 2005. Income from bank owned life insurance policies decreased $331 thousand or 6.96% while other income increased $1.33 million or 104.07% for the year of 2006 as compared to last year's income during the same period. Other income increased as United received additional residual income of $519 thousand from prior third party asset securitizations and income of $816 thousand from the outsourcing of its official checks processing which United initiated in 2006.

Other Expense

Just as management continues to evaluate areas where noninterest income can be enhanced, it strives to improve the efficiency of its operations to reduce costs. Other expense includes all items of expense other than interest expense, the provision for credit losses and income tax expense. Noninterest expense for the year of 2006 was $137.17 million, an increase of $16.01 million or 13.22% from the year of 2005. This increase in noninterest expense was primarily due to the before-tax penalties of approximately $8.26 million to prepay $200 million of FHLB advances during the third quarter of 2006. Excluding these penalties, noninterest expense would have increased $8.16 million or 6.76% for the year of 2006, compared to the prior year. For the year of 2006, the remaining balance of the increase in noninterest expense was mainly due to a $3.13 million or 5.29% increase in salaries and benefits expense as compared to the same period last year. Salaries expense for the year 2006 increased $1.94 million or 4.06% as a result of the higher base salaries and performance-based commissions. Health care and pension costs increased $379 thousand or 8.91% and $411 thousand or 17.56%, respectively, for the year of 2006 as compared to the year of 2005.

The remainder of the increases in noninterest expense for the year of 2006 from the prior year was due primarily to expenses related to United's new High Performance Checking program. United incurred marketing and related costs of approximately $2.73 million during 2006 to launch and promote its High Performance Checking program for consumer customers. However, the increased spending is having the desired impact of attracting low cost deposits. Largely due to the High Performance Checking initiative, United has opened 39,530 new consumer accounts during 2006 as compared to 22,652 new consumer accounts in 2005.

Net occupancy expense increased $346 thousand or 2.84% for the year of 2006 as compared to the year of 2005. The higher net occupancy expense for 2006 was due mainly to increases in building rent expense and real property taxes.

Equipment expense declined $640 thousand or 9.10% for the year of 2006 as compared to the year of 2005. The decrease during 2006 was due mainly to a $198 thousand gain on the sale of an OREO property during the second quarter of 2006 and lower levels of depreciation and maintenance expense.

Data processing expense increased $441 thousand or 7.84% for year of 2006 as compared to the year of 2005. The increase was primarily due to additional outsourcing of data processing functions.

Bankcard processing fees increased $905 thousand or 24.27% due to increased transactions for the year of 2006 as compared to last year.

Other expenses increased $3.97 million or 12.05% for the year of 2006 as compared to the year of 2005 due primarily to the expenses previously mentioned related to United's new HPC program. In addition, legal and consulting fees, excluding those related to the HPC program, increased $920 thousand from the same period in the prior year. ATM processing fees were up $260 thousand or 14.28% for the year of 2006 as compared to 2005 due to increased transactions. The remaining increase in all other expenses in the year of 2006 from last year was due mainly to increases in several general operating expenses, none of which were individually significant.

As discussed in Note O of the Notes to Consolidated Financial Statements contained within this document, United adopted SFAS 123R on January 1, 2006 using the modified prospective transition method. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of income. Under this transition method, compensation cost to be recognized beginning in the first quarter of 2006 would include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods were not restated. Due to a modification on December 30, 2005 to accelerate unvested options under United's existing stock option plans and the fact that no new options were granted in 2006, United did not recognize any compensation cost for 2006. Prior to January 1, 2006, United accounted for its stock option plans under the intrinsic value method. Because the exercise price at the date of the grant was equal to the market value of the stock, no compensation expense was recognized.

At the Annual Meeting of Shareholders held on May 15, 2006, the United shareholders approved the 2006 Stock Option Plan and thus, became effective upon the shareholders' approval. No stock options have been granted under the 2006 Stock Option Plan. Any stock options granted under the 2006 Stock Option Plan in the future will be subject to the provisions of SFAS 123R. A Form S-8 was filed on October 25, 2006 with the Securities and Exchange Commission to register all the shares available for the 2006 Stock Option Plan.

United's efficiency ratio was 46.93% for the year of 2006 as compared to 41.45% for the year of 2005.

Income Taxes

For the year ended December 31, 2006, income taxes were $40.77 million, compared to $46.27 million for 2005. For the years ended December 31, 2006 and 2005, United's effective tax rates were 31.4% and 31.5%, respectively. For further details related to income taxes, see Note M, Notes to Consolidated Financial Statements.

Quarterly Results

The first and second quarters of 2006 showed increases in diluted earnings per share in comparison to the same respective quarters of 2005. Net income for the first quarter of 2006 was $24.61 million or $0.58 per diluted share basis compared to $24.76 million or $0.57 per diluted share in 2005. For the second quarter of 2006, net income was $25.46 million or $0.60 per share compared to $24.51 million or $0.57 per diluted share in 2006. In the third quarter of 2006, earnings were $14.17 million or $0.34 per diluted share as compared to $25.45 million or $0.59 per diluted share in the third quarter of 2005. These results for the third quarter of 2006 included significant charges to prepay certain long-term debt. United prepaid $200 million of Federal Home Loan Bank (FHLB) long-term advances and terminated an interest rate swap associated with one of the advances. The prepayment of the FHLB advances and the termination of the interest rate swap resulted in before-tax penalties of approximately $15.92 million.

Fourth quarter of 2006 net income was $25.02 million or $0.60 per diluted share as compared to $25.69 million or $0.60 per diluted share in the fourth quarter of 2005.

Tax-equivalent net interest income for the fourth quarter of 2006 was $58.11 million, a decrease of $3.15 million or 5.14% from the fourth quarter of 2005. The average yield on earning assets increased 59 basis points from the fourth quarter of 2005; however, the average cost of funds increased 85 basis points due to higher interest rates. Average earning assets were relatively flat from the fourth quarter of 2005 as average loan growth of $138.80 million or 3.04% was more than offset by a decline in average investment securities of $193.88 million or 13.18%. In addition, interest income from United's subordinated interest in a prior asset securitization decreased $810 thousand for the fourth quarter of 2006 as compared to the fourth quarter of 2005. The net interest margin for the fourth quarter of 2006 was 3.85%, down 18 basis points from a net interest margin of 4.03% for the fourth quarter of 2005.

For the fourth quarter of 2006, the provision for credit losses was $268 thousand, a decrease of $1.79 million from the fourth quarter's provision of $2.06 million in 2005. Net charge-offs were $433 thousand for the fourth quarter of 2006 as compared to $1.18 million for the fourth quarter of 2005.

Noninterest income for the fourth quarter of 2006 was $14.73 million, an increase of $1.42 million or 10.68% from the fourth quarter of 2005. The rise in noninterest income from the previous year's fourth quarter was primarily due to an increase of $462 thousand or 6.56% in fees from deposit services mainly as a result of United's High Performance Checking program, which was introduced during the first quarter of 2006. During the fourth quarter of 2006, United received additional residual income of $450 thousand from prior third party asset securitizations as compared to last year's fourth quarter. Revenue from trust and brokerage services increased $320 thousand or 11.55% for the fourth quarter of 2006 due to increased volume and a larger customer base.

Noninterest expense for the fourth quarter of 2006 was $32.61 million, an increase of $1.28 million or 4.09% from the fourth quarter of 2005. This rise in noninterest expense was primarily due to marketing and related costs of approximately $562 thousand to promote its High Performance Checking program. In addition, salaries and benefits expense increased $537 thousand or 3.58% due to higher base salaries, pension and health insurance costs.

Additional quarterly financial data for 2006 and 2005 may be found in Note V, Notes to Consolidated Financial Statements.

The Effect of Inflation

United's income statements generally reflect the effects of inflation. Since interest rates, loan demand and deposit levels are impacted by inflation, the resulting changes in the interest-sensitive assets and liabilities are included in net interest income. Similarly, operating expenses such as salaries, rents and maintenance include changing prices resulting from inflation. One item that would not reflect inflationary changes is depreciation expense. Subsequent to the acquisition of depreciable assets, inflation causes price levels to rise; therefore, historically presented dollar values do not reflect this inflationary condition. With inflation levels at relatively low levels and monetary and fiscal policies being implemented to keep the inflation rate increases within an acceptable range, management expects the impact of inflation would continue to be minimal in the near future.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

United has various financial obligations, including contractual obligations and commitments, that may require future cash payments. The table below presents, by payment date, significant known contractual obligations to third parties as of December 31, 2006:

(In thousands)		Total Payments Due by Period			
	Total	One Year or Less	One to Three Years	Three to Five Years	Over Five Years
Deposits without a stated maturity (1)	$2,736,074	$2,736,074	---	---	---
Time deposits (2) (3)	2,190,858	1,499,520	$512,512	$141,889	$ 36,937
Short-term borrowings (2)	682,764	682,764	---	---	---
Long-term borrowings (2) (3)	794,077	28,907	150,872	238,268	376,030
Operating leases	31,327	6,331	11,525	7,622	5,849

(1) Excludes interest.

(2) Includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon interest rates in effect at December 31, 2006. The interest to be paid on variable rate obligations is affected by changes in market interest rates, which materially affect the contractual obligation amounts to be paid.

(3) Excludes carrying value adjustments such as unamortized premiums or discounts.

United also enters into derivative contracts, mainly to protect against adverse interest rate movements on the value of certain assets or liabilities, under which it is required to either pay cash to or receive cash from counterparties depending on changes in interest rates. Derivative contracts are carried at fair value and not notional value on the consolidated balance sheet. Because the derivative contracts recorded on the balance sheet at December 31, 2006 do not represent the amounts that may ultimately be paid under these contracts, they are excluded from the preceding table. Further discussion of derivative instruments is included in Note Q, Notes to Consolidated Financial Statements.

United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. United's maximum exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for the loan commitments and standby letters of credit is the contractual or notional amount of those instruments. United uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The following tables detail the amounts of significant commitments and letters of credit as of December 31, 2006:

(In thousands)	Amount
Commitments to extend credit:	
Revolving open-end secured by 1-4 residential	$602,277
Credit card and personal revolving lines	105,100
Commercial	1,026,922
Total unused commitments	$1,734,299
Financial standby letters of credit	$58,088
Performance standby letters of credit	54,279
Commercial letters of credit	525
Total letters of credit	$112,892

Commitments generally have fixed expiration dates or other termination clauses, generally within one year, and may require the payment of a fee. Further discussion of commitments is included in Note P, Notes to Consolidated Financial Statements.

Liquidity

In the opinion of management, United maintains liquidity that is sufficient to satisfy its depositors' requirements and the credit needs of its customers. Like all banks, United depends upon its ability to renew maturing deposits and other liabilities on a daily basis and to acquire new funds in a variety of markets. A significant source of funds available to United is "core deposits." Core deposits include certain demand deposits, statement and special savings and NOW accounts. These deposits are relatively stable and they are the lowest-cost source of funds available to United. Short-term borrowings have also been a significant source of funds. These include federal funds purchased and securities sold under agreements to repurchase as well as advances from the FHLB. Repurchase agreements represent funds that are generally obtained as the result of a competitive bidding process.

Liquid assets are cash and those items readily convertible to cash. All banks must maintain sufficient balances of cash and near-cash items to meet the day-to-day demands of customers. Other than cash and due from banks, the available for sale securities portfolio and maturing loans are the primary sources of liquidity.

The goal of liquidity management is to ensure the ability to access funding that enables United to efficiently satisfy the cash flow requirements of depositors and borrowers and meet United's cash needs. Liquidity is managed by monitoring funds' availability from a number of primary sources. Substantial funding is available from cash and cash equivalents, unused short-term borrowings, and a geographically dispersed network of branches providing access to a diversified and substantial retail deposit market.

Short-term needs can be met through a wide array of sources such as correspondent and downstream correspondent federal funds and utilization of Federal Home Loan Bank advances.

Other sources of liquidity available to United to provide long-term as well as short-term funding alternatives, in addition to FHLB advances, are long-term certificates of deposit, lines of credit, borrowings secured by bank premises or stock of United's subsidiaries and issuances of trust preferred securities. United through its Asset Liability Committee evaluates these as well as other alternative funding strategies that may be utilized to meet short-term and long-term funding needs. See Notes K and L, Notes to Consolidated Financial Statements.

Cash flows provided by operations in 2006 were $89.40 million as compared to cash provided by operations during 2005 of $112.88 million. The difference in cash flows between the two years was primarily the result of decreased income of $11.16 million in 2006 as compared to 2005. Net cash of $64.80 million was provided by investing activities which was primarily due to net cash received of $228.34 million for excess net proceeds from sales, calls and maturities of investment securities over purchases which partially offset loan growth of $160.42 million. In 2005, investing activities used cash of $261.96 million mainly as a result of loan growth of $238.15 million during the year. For the year of 2006, net cash of $103.15 million was used in financing activities due primarily to the net repayment of FHLB borrowings and securities sold under agreements to repurchase in the amounts of $197.14 million and $64.75 million, respectively. Other uses of cash for financing activities in 2006 included payment of $45.07 million and $47.61 million, respectively, for cash dividends and acquisitions of United shares under the stock repurchase program. Cash provided by financing activities included $200 million in proceeds from issuance of long-term FHLB advances during the third quarter of 2006, growth in deposits of $210.74 million, and an increase in federal funds purchased of $36.35 million. For the year of 2005, net cash of $203.58 million was provided by financing activities primarily due to increases in total deposits of $319.89 million. Cash used in financing activities in 2005 included $44.41 million for payment of cash dividends and $41.29 million for acquisitions of United shares under the stock repurchase program. The net effect of the cash flow activities was an increase in cash and cash equivalents of $51.05 million for the year of 2006 as compared to an increase in cash and cash equivalents of $54.50 million for the year of 2005. See the Consolidated Statement of Cash Flows in the Consolidated Financial Statements.

United anticipates no problems in its ability to service its obligations over the next 12 months. There are no known trends, demands, commitments, or events that will result in or that are reasonably likely to result in United's liquidity increasing or decreasing in any material way. United also has significant lines of credit available. See Notes K and L, Notes to Consolidated Financial Statements.

The Asset and Liability Committee monitors liquidity to ascertain that a liquidity position within certain prescribed parameters is maintained. No changes are anticipated in the policies of United's Asset and Liability Committee.

Capital Resources

United's capital position is financially sound. United seeks to maintain a proper relationship between capital and total assets to support growth and sustain earnings. United has historically generated attractive returns on shareholders' equity. Based on regulatory requirements, United and its banking subsidiaries are categorized as "well capitalized" institutions. United's risk-based capital ratios of 11.15% at December 31, 2006 and 11.28% at December 31, 2005, were both significantly higher than the minimum regulatory requirements. United's Tier I capital and leverage ratios of 10.04% and 8.61%, respectively, at December 31, 2006, are also well above minimum regulatory requirements. Being classified as a "well-capitalized" institution allows United to have special regulatory consideration in various areas. See Note T, Notes to Consolidated Financial Statements.

Total year-end 2006 shareholders' equity decreased $1.11 million or less than 1% to $634.09 million from $635.21 million at December 31, 2005. United's equity to assets ratio was 9.44% at both December 31, 2006 and December 31, 2005. The primary capital ratio, capital and reserves to total assets and reserves, was 10.14% at December 31, 2006, as compared to 10.15% at December 31, 2005. United's average equity to average asset ratio was 9.67% and 9.92% for the years ended December 31, 2006 and 2005, respectively. All these financial measurements reflect a financially sound position.

During the fourth quarter of 2006, United's Board of Directors declared a cash dividend of $0.28 per share. Dividends per share of $1.09 for the year of 2006 represented a 4% increase over the $1.05 per share paid for 2005. Total cash dividends declared to common shareholders were approximately $45.22 million for the year of 2006 as compared to $44.58 million for the year of 2005, an increase of 1.44%. The year 2006 was the 33rd consecutive year of dividend increases to United shareholders.

During the second quarter of 2006, United's Board of Directors approved a new Stock Repurchase Plan (Repurchase Plan) to repurchase up to 1.7 million shares of United's common stock on the open market effective upon completion of the 2004 repurchase plan. The timing, price and quantity of purchases under the Repurchase Plan will be at the discretion of management, and the plan maybe be discontinued, suspended, or restarted at any time depending on the facts and circumstances. The Repurchase Plan, depending on market conditions provides capital management opportunities. Shares purchased under the plan will be available to fund employee benefit programs as well as for a variety of other corporate purposes. For the year of 2006, United repurchased 623,700 shares to complete the 2004 Repurchase Plan and an additional 659,300 shares were repurchased under the new Repurchase Plan approved by its Board of Directors in 2006.

The following table shows selected consolidated operating and capital ratios for each of the last three years ended December 31:

	2006	2005	2004
Return on average assets	1.34%	1.55%	1.55%
Return on average equity	13.90%	15.66%	15.56%
Dividend payout ratio	50.67%	44.39%	45.24%
Average equity to average assets ratio	9.67%	9.92%	9.98%

2005 COMPARED TO 2004

FINANCIAL CONDITION SUMMARY

United's total assets as of December 31, 2005 were $6.73 billion, an increase of $292.52 million or 4.55% from year-end 2004.

The increase in total assets was primarily due to an increase in portfolio loans of $231.55 million or 5.24%. The increase in portfolio loans for 2005 was primarily attributable to growths in single-family residential loans, commercial loans, commercial real estate loans and construction loans of $82.63 million or 4.97%, $70.27 million or 8.13%, $62.54 million or 5.88%, and $43.76 million or 14.42%, respectively. Consumer loans declined $26.70 million or 6.56%. In addition, cash and cash equivalents increased $54.50 million or 35.51%. Of this total increase, cash and due from banks increased $56.67 million and federal funds sold increased $9.15 million while interest-bearing deposits with other banks decreased $11.32 million. During the year of 2005, net cash of $112.88 million and $203.58 million was provided by operating activities and financing activities from continuing operations, respectively. Net cash of $261.96 million was used in investing activities from continuing operations. These increases in loans and cash more than offset an $8.48 million or a less than 1% decrease in securities. Other assets increased $13.10 million or 8.33% since year-end 2004. This increase included a $6.09 million increase in deferred tax assets related to the decline in market value of available for sale securities. In addition, prepaid pension assets increased $3.67 million, the cash surrender value of bank owned life insurance policies increased $4.54 million and the derivative asset related to a cash flow hedge increased $2.15 million. Partially offsetting these increases in other assets was a decline of $2.29 million in core deposit intangibles due to amortization.

The increase in total assets is reflected in a corresponding increase in total liabilities of $288.82 million. The increase in total liabilities was due mainly to a $319.90 million or 7.44% increase in deposits. In terms of composition, noninterest-bearing deposits increased $74.34 million while interest-bearing deposits increased $245.55 million from December 31, 2004.

Borrowings decreased $36.56 million or 2.54% for the year of 2005. In terms of composition, Federal funds purchased and securities sold under agreements to repurchase decreased $69.74 million or 53.19% and $20.82 million or 3.81%, respectively. Overnight Federal Home Loan Bank (FHLB) advances increased $40.00 million or 17.78%. Long-term FHLB borrowings increased $14.50 million or 3.26%.

Shareholders' equity increased $3.70 million or less than 1% from year-end 2004. Shareholders' equity increased $3.70 million or less than 1% from December 31, 2004, as United continued to balance capital adequacy and returns to shareholders. The increase in shareholders' equity was due mainly to net earnings less dividends of $55.83 million for the year of 2005. Treasury stock increased $35.45 million from year-end 2004 as treasury share repurchases exceeded stock option redemptions during the year of 2005.

EARNINGS SUMMARY

As previously mentioned, on July 7, 2004, United consummated the sale of its wholly-owned mortgage banking subsidiary, Mason Mortgage. For the years prior to 2005, the results of operations for Mason Mortgage are reported as income from discontinued operations.

Consolidated net income for the year of 2005 was $100.41 million or $2.33 per diluted share compared to $97.76 million or $2.22 per share for the year of 2004. These results represent a 2.71% increase in net income and a 4.96% increase in diluted earnings per share.

Income from continuing operations for the year of 2005 was $100.41 million, an increase of $17.09 million or 20.52% from the year of 2004. Diluted earnings per share from continuing operations were $2.33 and $1.89 for the year of 2005 and 2004, respectively. The results from continuing operations for the year of 2004 included before-tax penalties of $18.98 million for the prepayment of FHLB advances as compared to $406 thousand for the year of 2005. In addition, United reduced its income tax expense in the fourth quarter of 2004 by approximately $2.5 million as a result of a finalized tax examination for the years 2001 through 2003.

No income from discontinued operations was reported in 2005 as the sale of United's mortgage banking subsidiary was completed in 2004. Income from discontinued operations for the year of 2004 was $14.45 million or $0.33 per diluted share. The results of discontinued operations for the year of 2004 included a before-tax gain of $17.0 million on the sale of United's mortgage banking subsidiary.

The 2005 consolidated results represented a return on average shareholders' equity of 15.66% as compared to 15.56% for the year of 2004. The return on average assets was 1.55% for both of the years of 2005 and 2004.

Net interest income from continuing operations increased $16.39 million or 8.02% for the year of 2005 when compared to 2004. Noninterest income from continuing operations decreased $1.61 million or 2.96% for 2005 when compared to 2004. Noninterest expense from continuing operations decreased $15.90 million or 11.60% over the same time period due mainly to the aforementioned decrease in prepayment penalties of FHLB advances from the year 2004 to 2005.

The effective tax rate was approximately 31.5% and 29.1% for the years ended December 31, 2005 and 2004, respectively, as compared to 30.0% for 2003.

The following discussion explains in more detail the results of operations by major category.

Net Interest Income

Tax-equivalent net interest income from continuing operations for the year of 2005 was $233.42 million, an increase of $17.80 million or 8.25% from the year of 2004. Consolidated tax-equivalent net interest income for the year of 2005 was $233.42 million, an increase of $12.49 million or 5.65% from the year of 2004. United's consolidated tax-equivalent net interest margin for the year of 2005 was 3.94%, up 10 basis points from a net interest margin of 3.84% for the year of 2004.

Tax-equivalent interest income from continuing operations for the year of 2005 was $357.87 million, an increase of $53.33

million or 17.51% from the year of 2004. This increase in tax-equivalent interest income from continuing operations was due mainly to a 61 basis point increase in the yield on average earning assets. The increase in yield was due to higher interest rates. The yield on average net loans increased 60 basis points from 5.76% in 2004 to 6.36% in 2005. The increase in average earning asset yield resulted in an increase of $31.82 million in tax-equivalent interest income from continuing operations. Average earning assets increased $318.50 million or 5.68% for the year of 2005 as compared to the year of 2004 as average net loans grew $345.98 million or 8.42%. The increase in average earning assets resulted in a $19.32 million increase in tax-equivalent interest income from continuing operations. Also, for the year of 2005, tax-equivalent interest income from continuing operations was aided by additional interest income of approximately $3.24 million from United's asset securitization as compared to the year of 2004.

Consolidated tax-equivalent interest income for the year of 2005 increased $46.48 million or 14.93% from the year of 2004. This increase in consolidated tax-equivalent interest income was due mainly to a 63 basis point increase in the yield on average earning assets which resulted in a $34.41 million increase consolidated tax-equivalent interest income. Average earning assets grew $170.46 million or 2.96% which increased consolidated tax-equivalent interest income by $10.72 million for the year of 2005 as compared to 2004.

Interest expense from continuing operations for the year of 2005 was $124.45 million, an increase of $35.54 million or 39.97% from the year of 2004. The increase in interest expense from continuing operations for the year of 2005 was mainly due to a 64 basis point rise in the average cost of funds from the year of 2004 as a result of the higher interest rates. The increase in the average cost of funds resulted in a $31.32 million increase in the interest expense from continuing operations. The average cost of deposits was 2.06% for the year of 2005, up 61 basis points from 1.45% for the year of 2004 while the average cost of short-term borrowing was 2.43% for the year of 2005, an increase of 135 basis points from 1.08% for the year of 2004.

Consolidated interest expense increased $33.99 million or 37.58% in 2005 compared to 2004. This increase was attributed primarily to the aforementioned higher funding costs related to deposits and short-term borrowings. On a consolidated basis, the average cost of funds increased 65 basis points from 1.91% in 2004 to 2.56% in 2005. The increase in the average cost of funds resulted in an increase of $36.84 million in consolidated interest expense.

Provision for Credit Losses

For the years ended December 31, 2005 and 2004, the provision for credit losses was $5.62 million and $4.52 million, respectively. Net charge-offs were $4.10 million for the year of 2005 as compared to net charge-offs of $4.48 million for the year of 2004.

At December 31, 2005, the allowance for credit losses was $52.87 million, compared to $51.35 million at December 31, 2004. As a percentage of loans, net of unearned income, the allowance for credit losses was 1.14% and 1.16% at December 31, 2005 and 2004, respectively. The ratio of the allowance for credit losses to nonperforming loans was 401.0% and 476.5% at December 31, 2005 and 2004, respectively.

Other Income

Noninterest income from continuing operations was $52.63 million, a decrease of $1.61 million or 2.96% from the year of 2004. The decline in noninterest income from continuing operations was primarily attributable to decreased revenue from deposit services.

Service charges, commissions and fees from customer accounts decreased $1.19 million or 3.41% from 2004. The largest component within this category is fees from deposit services, which decreased $2.22 million or 7.40% for the year of 2005 as compared to the year of 2004.

Trust income and brokerage commissions increased $565 thousand or 5.37% due to an increased volume of trust and brokerage business.

Income from bank-owned life insurance policies increased $471 thousand or 11.00% for the year of 2005 as compared to the prior year's income. Mortgage banking income increased $326 thousand or 44.72% for the year of 2005 as compared to 2004 due to higher volumes of originations and sales. All other noninterest income from continuing operations decreased $1.36 million for the year of 2005 compared to the year of 2004 due mainly to a decline in residual income from United's interest in asset securitizations.

During 2005, United realized net gains on securities transactions of $695 thousand as compared to a net gain of $1.10 million during 2004.

Consolidated noninterest income, including net gains and losses from securities transactions, decreased $34.44 million or 39.56% for 2005 when compared to 2004. This significant decrease in consolidated noninterest income was due to income from the discontinued mortgage banking operations of Mason Mortgage being included in the consolidated results for the year 2004 including a $17.0 million gain on the sale of Mason Mortgage. No noninterest income from discontinued operations was recorded in 2005 as the sale of Mason Mortgage was completed in 2004.

Other Expense

Noninterest expense from continuing operations for the year of 2005 was $121.16 million, a decrease of $15.90 million or 11.60% from the year of 2004. Noninterest expense from continuing operations for the year of 2004 included before-tax penalties of $18.98 million for the prepayment of FHLB advances as compared to $406 thousand for the year of 2005.

Salaries and benefits from continuing operations increased $2.67 million or 4.73% for the year of 2005 compared to the year of 2004. Salaries' expense for 2005 was $46.01 million or 1.87% above the 2004 level due mainly to an increase in salary levels. Employee benefits increased $1.63 million or 16.59% due to higher levels of health and workers' compensation expenses and unemployment taxes.

Net occupancy expense from continuing operations decreased $350 thousand or 2.79% for the year of 2005 as compared to the year of 2004. The lower net occupancy expense for 2005 was due mainly to a decrease in depreciation expense on bank premises.

Equipment expense declined $581 thousand or 7.63% for the year of 2005 as compared to 2004. The decrease was primarily due to lower levels of depreciation, maintenance and other real estate owned expenses.

Data processing expense increased $1.10 million or 24.23% for year of 2005 as compared to the year of 2004. The increase was primarily due to additional outsourcing of data processing functions.

Consolidated noninterest expense decreased $33.26 million or 21.54% for the year ended December 31, 2005 as compared to the year ended 2004. The decrease in consolidated noninterest expense from the previous year was primarily due to the inclusion of expenses related to Mason Mortgage for 2004. No noninterest expense from discontinued operations was recorded in 2005 as the sale of Mason Mortgage was completed in 2004.

United's consolidated efficiency ratio was 41.45% for the year of 2005 as compared to 49.12% for the year of 2004.

Income Taxes

For the year ended December 31, 2005, consolidated income taxes were $46.27 million, compared to $40.10 million for 2004. For the years ended December 31, 2005 and 2004, United's effective tax rates were 31.5% and 29.1%, respectively.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The objective of United's Asset/Liability Management function is to maintain consistent growth in net interest income within United's policy guidelines. This objective is accomplished through the management of balance sheet liquidity and interest rate risk exposures due to changes in economic conditions, interest rate levels and customer preferences.

Interest Rate Risk

Management considers interest rate risk to be United's most significant market risk. Interest rate risk is the exposure to adverse changes in United's net interest income as a result of changes in interest rates. Achieving consistency in United's earnings is largely dependent on the effective management of interest rate risk.

Management of interest rate risk focuses on maintaining consistent growth in net interest income within Board-approved policy limits. United's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk to maintain an acceptable level of change to net interest income as a result of changes in interest rates. Policy established for interest rate risk is stated in terms of the change in net interest income over a one-year and two-year horizon given an immediate and sustained increase or decrease in interest rates. The current limits approved by the Board of Directors are structured on a staged basis with each stage requiring specific actions.

United employs a variety of measurement techniques to identify and manage its exposure to changing interest rates. One such technique utilizes an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. The model is based on actual cash flows and repricing characteristics for on and off-balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The model also includes executive management projections for activity levels in product lines offered by United. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Rate scenarios could involve parallel or nonparallel shifts in the yield curve, depending on historical, current, and expected conditions, as well as the need to capture any material effects of explicit or embedded options. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management's strategies.

Interest sensitive assets and liabilities are defined as those assets or liabilities that mature or are repriced within a designated time frame. The principal function of managing interest rate risk is to maintain an appropriate relationship between assets and liabilities that are sensitive to changing market interest rates. The difference between rate sensitive assets and rate sensitive liabilities for specified periods of time is known as the "GAP." Earnings-simulation analysis captures not only the potential of these interest sensitive assets and liabilities to mature or reprice, but also the probability that they will do so. Moreover, earnings-simulation analysis considers the relative sensitivities of these balance sheet items and projects their behavior over an extended period of time. United closely monitors the sensitivity of its assets and liabilities on an on-going basis and projects the effect of various interest rate changes on its net interest margin.

The following table shows United's estimated consolidated earnings sensitivity profile as of December 31, 2006 and 2005:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income	
	December 31, 2006	December 31, 2005
+200	3.04%	2.50%
+100	1.50%	1.47%
-100	-0.76%	-3.56%
-200	-5.11%	-9.62%

Given an immediate, sustained 100 basis point upward shock to the yield curve used in the simulation model, it is estimated that net interest income for United would increase by 1.50% over one year as of December 31, 2006, as compared to an increase of 1.47% as of December 31, 2005. A 200 basis point immediate, sustained upward shock in the yield curve would increase net interest income by an estimated 3.04% over one year as of December 31, 2006, as compared to an increase of 2.50% as of December 31, 2005. A 100 and 200 basis point immediate, sustained downward shock in the yield curve would decrease net interest income by an estimated 0.76% and 5.11%, respectively, over one year as of December 31, 2006 as compared to a decrease of 3.56% and 9.62% respectively, over one year as of December 31, 2005.

This analysis does not include the potential increased refinancing activities, which should lessen the negative impact on net income from falling rates. While it is unlikely market rates would immediately move 100 or 200 basis points upward or downward on a sustained basis, this is another tool used by management and the Board of Directors to gauge interest rate risk. All of these estimated changes in net interest income are and were within the policy guidelines established by the Board of Directors.

To further aid in interest rate management, United's subsidiary banks are members of the Federal Home Loan Bank (FHLB). The use of FHLB advances provides United with a low risk means of matching maturities of earning assets and interest-bearing funds to achieve a desired interest rate spread over the life of the earning assets. In addition, United uses credit with large regional banks, and trust preferred securities to provide funding.

As part of its interest rate risk management strategy, United may use derivative instruments to protect against adverse price or interest rate movements on the value of certain assets or liabilities and on future cash flows. These derivatives commonly consist of interest rate swaps, caps, floors, collars, futures, forward contracts, written and purchased options. Interest rate swaps obligate two parties to exchange one or more payments generally calculated with reference to a fixed or variable rate of interest applied to the notional amount. United accounts for its derivative activities in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." During the year of 2006, United realized a net loss of $4.60 million in connection with the termination of interest rate swaps. This was done to improve future earnings.

Extension Risk

A key feature of most mortgage loans is the ability of the borrower to repay principal earlier than scheduled. This is called a prepayment. Prepayments arise primarily due to sale of the underlying property, refinancing, or foreclosure. In general, declining interest rates tend to increase prepayments, and rising interest rates tend to slow prepayments. Like other fixed-income securities, when interest rates rise, the value of mortgage related securities generally declines. The rate of prepayments on underlying mortgages will affect the price and volatility of mortgage-related securities and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If interest rates rise, United's holdings of mortgage-related securities may experience reduced returns if the borrowers of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as extension risk.

At December 31, 2006, United's mortgage related securities portfolio had an amortized cost of $778 million, of which approximately $684 million or 88% were fixed rate collateralized mortgage obligations (CMOs). These fixed rate CMOs consisted primarily of planned amortization class (PACs) and accretion directed (VADMs) bonds having an average life of approximately 2.2 years and a weighted average yield of 4.38%, under current projected prepayment assumptions. These securities are expected to have very little extension risk in a rising rate environment. Current models show that given an immediate, sustained upward shock of 300 basis points to the yield curve, the average life of these securities would extend to 2.5 years. The projected price decline of the fixed rate CMO portfolio in rates up 300 basis points would be 6.4%, less than the price decline of a 3 year treasury note. By comparison, the price decline of a 30-year current coupon mortgage backed security (MBS) in rates higher by 300 basis points would be approximately 16%.

United had approximately $16 million in 30-year mortgage backed securities with a projected yield of 6.71% and a projected average life of 4.2 years on December 31, 2006. These bonds are projected to be good risk/reward securities in stable rates, rates down moderately and rates up moderately due to the high yield and premium book price. However, should rates increase 300 basis points, the average life will extend and these bonds will experience significant price depreciation, but not as significant as current coupon pools.

The remaining 12% of the mortgage related securities portfolio at December 31, 2006 included adjustable rate securities (ARMs), balloon securities, 10-year and 15-year mortgage backed pass-through securities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Ernst & Young's audit report on management's assessment of the Company's internal control over financial reporting appears on page 42 hereof.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Audit Committee of the Board of Directors and the
Shareholders of United Bankshares, Inc.

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control Over Financial Reporting, that United Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). United Bankshares, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that United Bankshares, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, United Bankshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of United Bankshares, Inc. and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Charleston, West Virginia
February 22, 2007

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and the
Shareholders of United Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of United Bankshares, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Bankshares, Inc. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, in 2006 the Company changed its method for the recognition of stock-based compensation expense in accordance with Financial Accounting Standards Board Statement 123(R), *"Share Based Payment."* Also, as discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for its defined benefit pension and postretirement plans as of December 31, 2006, in accordance with Financial Accounting Standards Board Statement No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans."*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of United Bankshares, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Charleston, West Virginia
February 22, 2007

CONSOLIDATED BALANCE SHEETS

UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except par value)	December 31 2006	December 31 2005
Assets		
Cash and due from banks	$ 217,562	$ 188,974
Interest-bearing deposits with other banks	22,882	9,836
Federal funds sold	18,569	9,152
Total cash and cash equivalents	259,013	207,962
Securities available for sale at estimated fair value (amortized cost-$1,069,762 at December 31, 2006 and $1,289,213 at December 31, 2005)	1,063,174	1,274,621
Securities held to maturity (estimated fair value-$215,678 at December 31, 2006 and $232,671 at December 31, 2005)	212,296	227,345
Loans held for sale	2,041	3,324
Loans	4,813,708	4,656,522
Less: Unearned income	(6,961)	(6,693)
Loans net of unearned income	4,806,747	4,649,829
Less: Allowance for loan losses	(43,629)	(44,138)
Net loans	4,763,118	4,605,691
Bank premises and equipment	38,111	39,626
Goodwill	167,421	167,487
Accrued interest receivable	34,508	32,027
Other assets	177,916	170,409
TOTAL ASSETS	$6,717,598	$6,728,492
Liabilities		
Deposits:		
Noninterest-bearing	$ 903,207	$ 959,674
Interest-bearing	3,924,985	3,657,778
Total deposits	4,828,192	4,617,452
Borrowings:		
Federal funds purchased	97,720	61,370
Securities sold under agreements to repurchase	460,858	525,604
Federal Home Loan Bank borrowings	533,899	723,818
Other short-term borrowings	3,688	4,451
Other long-term borrowings	85,301	88,913
Allowance for lending-related commitments	8,742	8,733
Accrued expenses and other liabilities	65,106	62,946
TOTAL LIABILITIES	6,083,506	6,093,287
Shareholders' Equity		
Common stock, $2.50 par value; Authorized-100,000,000 shares; issued-44,320,832 at December 31, 2006 and December 31, 2005, including 3,261,931 and 2,312,653 shares in treasury at December 31, 2006 and December 31, 2005, respectively	110,802	110,802
Surplus	93,680	97,374
Retained earnings	559,257	515,227
Accumulated other comprehensive income	(15,791)	(10,551)
Treasury stock, at cost	(113,856)	(77,647)
TOTAL SHAREHOLDERS' EQUITY	634,092	635,205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$6,717,598	$6,728,492

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)	Year Ended December 31		
	2006	2005	2004
Interest income			
Interest and fees on loans	$326,882	$274,882	$229,153
Interest on federal funds sold and other short-term investments	1,804	850	406
Interest and dividends on securities:			
Taxable	57,374	57,023	55,436
Tax-exempt	14,623	12,523	8,355
Total interest income	400,683	345,278	293,350
Interest expense			
Interest on deposits	118,517	73,146	48,380
Interest on short-term borrowings	30,051	17,816	7,400
Interest on long-term borrowings	32,522	33,489	33,134
Total interest expense	181,090	124,451	88,914
Net interest income	219,593	220,827	204,436
Provision for credit losses	1,437	5,618	4,520
Net interest income after provision for credit losses	218,156	215,209	199,916
Other income			
Fees from trust and brokerage services	12,948	11,083	10,518
Fees from deposit services	29,077	27,749	29,967
Other service charges, commissions, and fees	6,900	6,013	4,986
Income from bank-owned life insurance	4,422	4,753	4,282
Income from mortgage banking	855	1,055	729
Security (losses) gains	(3,176)	695	1,110
Loss on termination of interest rate swaps associated with prepayment of FHLB advances	(4,599)	---	---
Other income	2,606	1,277	2,639
Total other income	49,033	52,625	54,231
Other expense			
Salaries and employee benefits	62,331	59,197	56,526
Net occupancy expense	12,547	12,201	12,551
Equipment expense	6,392	7,032	7,613
Data processing expense	6,066	5,625	4,528
Bankcard processing expense	4,635	3,730	3,451
Prepayment penalties on FHLB advances	8,261	406	18,975
Other expense	36,941	32,969	33,417
Total other expense	137,173	121,160	137,061
Income from continuing operations before income taxes	130,016	146,674	117,086
Income taxes	40,767	46,265	33,771
Income from continuing operations	89,249	100,409	83,315
Gain on sale of discontinued operations	---	---	17,000
Other operating income	---	---	3,780
Income from discontinued operations before income taxes	---	---	20,780
Income taxes	---	---	6,333
Income from discontinued operations	---	---	14,447
Net income	$ 89,249	$ 100,409	$ 97,762

CONSOLIDATED STATEMENTS OF INCOME - continued
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)	Year Ended December 31		
	2006	**2005**	**2004**
Earnings per common share from continuing operations:			
Basic	$2.15	$2.36	$1.92
Diluted	$2.13	$2.33	$1.89
Earnings per common share from discontinued operations:			
Basic	---	---	$0.33
Diluted	---	---	$0.33
Earnings per common share:			
Basic	$2.15	$2.36	$2.25
Diluted	$2.13	$2.33	$2.22
Dividends per common share	$1.09	$1.05	$1.02
Average outstanding shares:			
Basic	41,532,121	42,514,445	43,404,586
Diluted	41,942,889	43,024,861	43,978,914

See notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)

	Common Stock				Accumulated Other		Total
	Shares	Par Value	Surplus	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Shareholders' Equity
Balance at January 1, 2004	43,320,832	110,802	110,592	405,859	6,512	(18,574)	615,191
Comprehensive income, net of tax:							
Net income				97,762			97,762
Unrealized losses on securities of $2,558 net of reclassification adjustment for gains included in net income of $723					(3,281)		(3,281)
Accretion of the unrealized loss for securities transferred from the available for sale to the held to maturity investment portfolio					508		508
Total comprehensive income, net of tax							94,989
Purchase of treasury stock (1,245,542 shares)						(40,812)	(40,812)
Common dividends declared ($1.02 per share)				(42,228)			(44,228)
Common stock options exercised (564,387 shares)			(10,819)			17,186	6,367
Balance at December 31, 2004	44,320,832	110,802	99,773	459,393	3,739	(42,200)	631,507
Comprehensive income, net of tax:							
Net income				100,409			100,409
Unrealized losses on securities of $15,681 net of reclassification adjustment for gains included in net income of $452					(16,133)		(16,133)
Unrealized gain on cash flow hedge, Net of tax of $727					1,350		1,350
Accretion of the unrealized loss for securities transferred from the available for sale to the held to maturity investment portfolio					493		493
Total comprehensive income, net of tax							86,119
Stock-based compensation expense			21				21
Purchase of treasury stock (1,177,511 shares)						(41,289)	(41,289)
Distribution of treasury stock for deferred Compensation plan (1,314 shares)						39	39
Common dividends declared ($1.05 per share)				(44,575)			(44,575)
Common stock options exercised (175,931 shares)			(2,420)			5,803	3,383
Balance at December 31, 2005	44,320,832	110,802	97,374	515,227	(10,551)	(77,647)	635,205
Comprehensive income, net of tax:							
Net income				89,249			89,249
Unrealized gain on securities of $3,140 net of reclassification adjustment for losses included in net income of $2,064					5,204		5,204
Unrealized loss on cash flow hedge, net of tax of $817					(1,519)		(1,519)
Termination of cash flow hedge, net of tax of $727					(1,350)		(1,350)
Accretion of the unrealized loss for securities transferred from the available for sale to the held to maturity investment portfolio					436		436
Total comprehensive income, net of tax							92,020
Purchase of treasury stock (1,304,294 shares)						(48,360)	(48,360)
Distribution of treasury stock for deferred compensation plan (1,201 shares)						35	35
Common dividends declared ($1.09 per share)				(45,219)			(45,219)
Common stock options exercised (353,815 shares)			(3,694)			12,116	8,422
Adjustment to initially apply FASB Statement No. 158, net of tax of $4,314					(8,011)		(8,011)
Balance at December 31, 2006	44,320,832	$110,802	$93,680	$559,257	($15,791)	($113,856)	$634,092

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands)	Year Ended December 31		
	2006	2005	2004
OPERATING ACTIVITIES OF CONTINUING OPERATIONS			
Net income from continuing operations	$89,249	$100,409	$83,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	1,437	5,618	4,520
Depreciation, amortization and accretion	10,263	13,192	13,556
(Gain) loss on sales of bank premises, OREO and equipment	(169)	(33)	(225)
Loss on termination of interest rate swap	4,599	---	---
Loss (Gain) on securities transactions	3,176	(695)	(1,110)
Loans originated for sale	(52,108)	(72,202)	(51,043)
Proceeds from sales of loans	54,246	73,914	49,481
Gain on sales of loans	(855)	(1,055)	(732)
Stock-based compensation	---	21	---
Excess tax benefits from stock-based compensation arrangements	---	441	2,980
Deferred income tax expense (benefit)	9,586	(727)	6,655
Contribution to pension plan	(26,643)	(4,629)	(5,462)
Changes in:			
Interest receivable	(2,481)	(4,656)	(692)
Other assets	(5,103)	553	(9,540)
Accrued expenses and other liabilities	4,202	2,728	2,758
NET CASH PROVIDED BY OPERATING ACTIVITIES	89,399	112,879	94,461
INVESTING ACTIVITIES OF CONTINUING OPERATIONS			
Proceeds from maturities and calls of held to maturity securities	15,641	6,972	15,390
Purchases of held to maturity securities	(639)	(453)	(4,004)
Proceeds from sales of securities available for sale	151,845	247,354	257,689
Proceeds from maturities and calls of securities available for sale	338,427	211,185	617,942
Purchases of securities available for sale	(276,938)	(485,812)	(896,977)
Purchases of bank owned life insurance	---	---	(11,809)
Net purchases of bank premises and equipment	(3,115)	(3,051)	(3,003)
Net change in loans	(160,417)	(238,154)	(467,709)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	64,804	(261,959)	(492,481)
FINANCING ACTIVITIES OF CONTINUING OPERATIONS			
Dividends paid	(45,067)	(44,409)	(43,967)
Excess tax benefits from stock-based compensation arrangements	880	---	---
Acquisition of treasury stock	(47,607)	(41,289)	(40,812)
Proceeds from exercise of stock options	7,261	3,233	6,367
Distribution of treasury stock for deferred compensation plan	35	39	---
Redemption of debt related to trust preferred securities	(3,093)	---	---
Repayment of long-term Federal Home Loan Bank borrowings	(252,142)	(133,353)	(172,432)
Proceeds from long-term Federal Home Loan Bank borrowings	200,000	150,000	248,511
Changes in:			
Time deposits	234,108	255,644	15,959
Other deposits	(23,368)	64,245	145,692
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	(174,159)	(50,533)	95,016
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(103,152)	203,577	254,334
CASH FLOWS OF DISCONTINUED OPERATIONS (Revised-See Note C):			
Net cash used in by operating activities	---	---	(22,310)
Net cash provided by investing activities	---	---	41,252
Net cash provided by financing activities	---	---	23,268
NET CASH PROVIDED BY DISCONTINUED OPERATIONS	---	---	42,210
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	51,051	54,497	(101,476)
Cash and cash equivalents at beginning of year, continuing operations	207,962	153,465	249,118
Cash and cash equivalents at beginning of year, discontinued operations	---	---	5,823
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	207,962	153,465	254,941
Cash and cash equivalents at end of year, continuing operations	259,013	207,962	153,465
Cash and cash equivalents at end of year, discontinued operations	---	---	---
CASH AND CASH EQUIVALENTS AT END OF YEAR	$259,013	$207,962	$153,465

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED BANKSHARES, INC. AND SUBSIDIARIES

December 31, 2006

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: United Bankshares, Inc. is a multi-bank holding company headquartered in Charleston, West Virginia. Prior to July 7, 2004, United's principal business activities were community banking and mortgage banking. On July 7, 2004, United closed the sale of its wholly owned mortgage banking subsidiary, George Mason Mortgage, LLC (Mason Mortgage). United's mortgage banking activities were conducted primarily through Mason Mortgage. The principal markets of United Bankshares, Inc. and subsidiaries (United) are Parkersburg, Charleston, Huntington, Morgantown and Wheeling, West Virginia; Arlington, Fairfax, Loudoun and Prince William counties, Virginia; Montgomery County, Maryland and Belmont County, Ohio.

Discontinued Operations: The business related to Mason Mortgage is accounted for as discontinued operations as required by the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). In accordance with SFAS No. 144, the results of operations and cash flows for Mason Mortgage have been removed from United's results of continuing operations and presented as discontinued operations for all periods presented.

Operating Segments: Currently, United's business activities are confined to one reportable segment which is community banking. As a community banking entity, United offers a full range of products and services through various delivery channels. United's management has aggregated its operating segments based upon similar products and services, distribution channels and regulatory environment. Prior to July 7, 2004, United operated community banking and mortgage banking segments. As noted above, United sold its wholly owned mortgage banking subsidiary, Mason Mortgage, on July 7, 2004, essentially exiting the wholesale mortgage banking business. Mason Mortgage, which was previously reported as a separate segment, is now presented as discontinued operations for all periods presented.

Basis of Presentation: The consolidated financial statements and the notes to consolidated financial statements include the accounts of United Bankshares, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

The accounting and reporting policies of United conform with accounting principles generally accepted in the United States. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. A description of the significant accounting policies is presented below.

Cash Flow Information: United considers cash and due from banks, interest-bearing deposits with other banks and federal funds sold as cash and cash equivalents.

Securities: Management determines the appropriate classification of securities at the time of purchase. Debt securities that United has the positive intent and the ability to hold to maturity are carried at amortized cost. Securities to be held for indefinite periods of time and all marketable equity securities are classified as available for sale and carried at estimated fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of Accumulated Other Comprehensive Income (Loss), net of deferred income taxes.

Gains or losses on sales of securities recognized by the specific identification method are reported in securities gains and losses within noninterest income of the Consolidated Statements of Income. United reviews available-for-sale and held-to-maturity securities on a quarterly basis for possible impairment. United determines whether a decline in fair value below the amortized cost basis of a security is other-than-temporary. This determination requires significant judgment. In making this judgment, United's review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security's performance, the creditworthiness of the issuer, recent changes in external credit ratings and United's intent and ability to hold the security. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value with the write-down recorded as a realized loss in securities gains and losses within noninterest income of the Consolidated Statements of Income.

Securities Purchased Under Resale Agreements and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally accounted for as collateralized financial transactions. They are recorded at the amounts at which the securities were acquired or sold plus accrued interest. Securities, generally U.S. government and federal agency securities, pledged as collateral under these financing arrangements cannot be repledged or sold, unless replaced, by the secured party. The fair value of the collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to United as deemed appropriate.

Loans: Loans are reported at the principal amount outstanding, net of unearned income. Interest on loans is accrued and credited to operations using methods that produce a level yield on individual principal amounts outstanding. Loan origination and commitment fees and related direct loan origination costs are deferred and amortized as an adjustment of loan yield over the estimated life of the related loan. Loan fees included in interest income were $3,566,000, $2,802,000 and $5,863,000 for the years of 2006, 2005 and 2004, respectively. The accrual of interest income on commercial and most consumer loans generally is discontinued when a loan becomes 90 to 120 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and accrued interest, and the loan is in the process of collection.

Consistent with United's existing method of income recognition for loans, interest on impaired loans, except those classified as nonaccrual, is recognized as income using the accrual method. United's method of income recognition for impaired loans that are classified as nonaccrual is to recognize interest income on the cash basis or apply the cash receipt to principal when the ultimate collectibility of principal is in doubt.

Loans Held for Sale: Loans held for sale consist of one-to-four family residential loans originated for sale in the secondary market and carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses on sales of loans held for sale are included in mortgage banking income.

Allowance for Credit Losses: United maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

The allowance for credit losses is management's estimate of the probable credit losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance for credit losses and the appropriate provision for credit losses is based upon a quarterly evaluation of the portfolio. This evaluation is inherently subjective and requires significant estimates, including the amounts and timing of estimated future cash flows, estimated losses on pools of loans based on historical loss experience, and consideration of current economic trends, all of which are susceptible to constant and significant change. The amounts allocated to specific credits and loan pools grouped by similar risk characteristics are reviewed on a quarterly basis and adjusted as necessary based upon subsequent changes in circumstances. In determining the components of the allowance for credit losses, management considers the risk arising in part from, but not limited to, charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, the size and risk characteristics of the loan portfolio, concentrations of credit, and other various factors. Loans deemed to be uncollectible are charged against the allowance for loan losses, while recoveries of previously charged-off amounts are credited to the allowance for loan losses.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In determining the adequacy of the allowance for credit losses, management makes allocations to specific commercial loans classified by management as to risk. Management determines the loan's risk by considering the borrowers' ability to repay, the collateral securing the credit and other borrower-specific factors that may impact collectibility. For impaired loans, specific allocations are based on the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. Other commercial loans not specifically reviewed on an individual basis are evaluated based on loan pools, which are grouped by similar risk characteristics using management's internal risk ratings. Allocations for these commercial loan pools are determined based upon historical loss experience adjusted for current conditions and risk factors. Allocations for loans, other than commercial loans, are developed by applying historical loss experience adjusted for current conditions and risk factors to loan pools grouped by similar risk characteristics. While allocations are made to specific loans and pools of loans, the allowance is available for all loan losses. Management believes that the allowance for credit losses is adequate to provide for probable losses on existing loans and loan-related commitments based on information currently available.

Asset Securitization: As further discussed in Note E, United previously sold residential mortgage loans in a securitization transaction and retained an interest-only strip, and lower-rated subordinated classes of asset-backed securities, all of which are subordinated interests in the securitized assets. These subordinated interests in securitized assets were recorded at their estimated fair values in securities available for sale. Since quoted market prices were generally not available for subordinated interests, United estimated fair values based on the present value of future expected cash flows using management's best estimates of key assumptions—credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved. The cost of the available for sale securities was fully amortized as of June 30, 2005.

United recognized the excess of all cash flows attributable to the subordinated interests using the effective yield method. However, because the amortized cost of United's subordinated interest has been zero since June 30, 2005, the difference between the cash flows associated with these underlying mortgages and amounts owed to third party investors has been recognized in interest income as cash is received by United over the remaining life of the loans.

Bank Premises and Equipment: Bank premises and equipment are stated at cost, less allowances for depreciation and amortization. The provision for depreciation is computed principally by the straight-line method over the estimated useful lives of the respective assets. Useful lives range primarily from three to 15 years for furniture, fixtures and equipment and five to 40 years for buildings and improvements. Leasehold improvements are generally amortized over the lesser of the term of the respective leases or the estimated useful lives of the improvements.

Other Real Estate Owned: At December 31, 2006 and 2005, other real estate owned (OREO) included in Other Assets in the Consolidated Balance Sheets was $4,231,000 and $2,941,000, respectively. OREO consists of real estate acquired in foreclosure or other settlement of loans. Such assets are carried at the lower of the investment in the assets or the fair value of the assets less estimated selling costs. Any adjustment to the fair value at the date of transfer is charged against the allowance for loan losses. Any subsequent valuation adjustments as well as any costs relating to operating, holding or disposing of the property are recorded in other expense in the period incurred.

Advertising Costs: Advertising costs are generally expensed as incurred. Advertising expense was $4,211,000, $3,194,000 and $3,075,000 for the years of 2006, 2005, and 2004, respectively.

Income Taxes: Deferred income taxes (included in other assets) are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement No. 109 (SFAS 109), "Accounting for Income Taxes", on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. United will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. Based on management's preliminary analysis, the adoption of FIN 48 is not expected to have a significant impact on United's consolidated financial statements.

Intangible Assets: Intangible assets relating to the estimated value of the deposit base of the acquired institutions are being amortized on an accelerated basis over a one to seven year period. Management reviews intangible assets on an annual basis and evaluates changes in facts and circumstances that may indicate impairment in the carrying value.

Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite useful lives (such as core deposit intangibles) are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment at least annually. United incurred amortization expense of $1,886,000, $2,292,000 and $2,726,000 in 2006, 2005, and 2004, respectively, related to all intangible assets. As of December 31, 2006 and 2005, total goodwill approximated $167,421,000 and $167,487,000, respectively.

Derivative Financial Instruments: United accounts for its derivative financial instruments in accordance with FASB Statement No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires all derivative instruments to be carried at fair value on the balance sheet. United usually designates derivative instruments used to manage interest rate risk as hedge relationships with certain assets, liabilities or cash flows being hedged. Certain derivatives used for interest rate risk management are not designated in a SFAS No. 133 hedge relationship.

Under the provisions of SFAS No. 133, United has both fair value hedges and cash flow hedges as of December 31, 2006. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

Because the critical terms of the hedged financial instruments and the interest rate payments to be received on the swaps coincide and thus are effective in offsetting changes in the fair value of the hedged financial instruments over their remaining term, a perfect hedge is created. For a fair value hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to the hedged financial instrument. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a fair value hedge are offset in current period earnings. For a cash flow hedge, the fair value of the interest rate swap is recognized on the balance sheet as either a freestanding asset or liability with a corresponding adjustment to other comprehensive income within shareholders' equity, net of tax. Subsequent adjustments due to changes in the fair value of a derivative that qualifies as a cash flow hedge are offset to other comprehensive income, net of tax. Under both the fair value and cash flow hedge methods, any derivative gains or losses not effective in hedging the change in fair value or expected cash flows of the hedged item would be recognized immediately in the income statement.

For derivatives that are not designated in a hedge relationship, changes in the fair value of the derivatives are recognized in earnings in the same period as the change in fair value.

In February 2006, the FASB issued Statement No. 155 (SFAS 155), "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140". SFAS 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity (SPE) to hold a derivative financial instrument that pertains to a beneficial interest other than

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

another derivative financial instrument. SFAS 155 is effective for United on January 1, 2007 and is not expected to have a material impact on United's consolidated financial statements.

Stock Options: United has stock option plans for certain employees that were accounted for under the intrinsic value method prior to January 1, 2006. Because the exercise price at the date of the grant is equal to the market value of the stock, no compensation expense has been recognized.

On January 1, 2006, United adopted SFAS 123R using the modified prospective transition method. SFAS 123R revised 2004 (SFAS 123R), ''Share-Based Payment'' which replaced Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation'' and superseded APB Opinion No. 25 (APB 25), ''Accounting for Stock Issued to Employees" and amended FASB Statement No. 95, "Statement of Cash Flows.'' Under this transition method, compensation cost to be recognized beginning in the first quarter of 2006 would include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods were not restated. Due to a modification on December 30, 2005 to accelerate unvested options under United's existing stock option plans and the fact that no new options were granted in 2006, United did not recognize any compensation cost for 2006.

As further discussed in Note O (Stock Based Compensation), Notes to Consolidated Financial Statements, the estimated impact that the fair value method would have had on United's net income and net income per share if SFAS 123R had been in effect during 2005 was $3,496,000 or $0.08 per share and during 2004 was $1,061,000 and $0.02 per share.

Treasury Stock: United records common stock purchased for treasury at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of such stock using the weighted-average cost method.

Trust Assets and Income: Assets held in a fiduciary or agency capacity for customers are not included in the balance sheets since such items are not assets of the company. Trust income is reported on an accrual basis.

Earnings Per Common Share: Basic earnings per common share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding for the respective period. For diluted earnings per common share, the weighted-average number of shares of common stock outstanding for the respective period is increased by the number of shares of common stock that would be issued assuming the exercise of common stock options. The dilutive effect of stock options approximated 410,768 shares in 2006, 510,416 shares in 2005 and 574,328 shares in 2004. There are no other common stock equivalents. Basic and diluted earnings per common share for income from continuing and discontinued operations are calculated in a similar manner.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The reconciliation of the numerator and denominator of basic earnings per share with that of diluted earnings per share is presented as follows:

(Dollars in thousands, except per share)	Year Ended December 31		
	2006	**2005**	**2004**
Numerators for both basic and diluted earnings per share:			
Income from Continuing Operations	$89,249	$100,409	$83,3
Income from Discontinued Operations	---	---	14,4
Net Income	$89,249	$100,409	$97,7
Denominators:			
Average common shares outstanding - basic	41,532,121	42,514,445	43,404,5
Equivalents from stock options	410,768	510,416	574,3
Average common shares outstanding - diluted	41,942,889	43,024,861	43,978,9
Basic Earnings Per Share:			
Income from Continuing Operations	$2	$2	$1.92
Income from Discontinued Operations	---	---	0.33
Net Income	$2	$2	$2.25
Diluted Earnings Per Share:			
Income from Continuing Operations	$2.13	$2.33	$1.89
Income from Discontinued Operations	---	---	0.33
Net Income	$2.13	$2.33	$2.22

Other Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) published Statement No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS 158 requires employers to recognize in their statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status. United is also required to recognize fluctuations in the funded status in the year in which the changes occur through comprehensive income. United adopted the recognition and disclosure provisions of SFAS 158 on December 31, 2006. The effect of adopting SFAS 158 on United's financial condition at December 31, 2006 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on United's consolidated financial condition at December 31, 2005 or 2004.

SFAS 158 also requires employers to measure the funded status of a plan as of the end of the employers' fiscal year, with limited exceptions, and will be effective for United for the fiscal year ending December 31, 2008. See Note N for further discussion of the effect of adopting SFAS 158 on United's consolidated financial statements.

In September 2006, the FASB also issued Statement No. 157 (SFAS 157), "Fair Value Measurements" which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier adoption permitted. United does not expect that this standard will have a material impact on its consolidated financial statements.

In March 2006, the FASB issued Statement No. 156 (SFAS 156), "Accounting for Servicing of Financial Assets". SFAS 156 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 156 permits, but does not require, an entity to choose either the amortization method or the fair value measurement method for measuring each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective for United on January 1, 2007 and is not expected to have a material impact on United's consolidated financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

In June of 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154 (SFAS 154), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 applies to all voluntary changes in accounting principle and changes the requirements for accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 did not have a material impact on United's consolidated financial statements.

NOTE B--MERGERS & ACQUISITIONS

On January 29, 2007, United announced that it had signed an Agreement and Plan of Reorganization (the Agreement) to acquire Premier Community Bankshares, Inc. (Premier), a Virginia corporation headquartered in Winchester, Virginia. Premier is a $900.7 million multi-bank holding company with 26 office locations in the northwestern and central parts of Virginia and the eastern panhandle of West Virginia. Premier operates three wholly owned banking subsidiaries, The Marathon Bank, the Rockingham Heritage Bank and the Premier Bank. Upon completion of the acquisition, it is anticipated that all three banking subsidiaries will be merged with United's Virginia subsidiary, United Bank. The acquisition of Premier will afford United the opportunity to enter new Virginia markets in the Winchester, Harrisonburg and Charlottesville areas.

Shareholders of Premier will be entitled to receive either 0.93 shares (Exchange Ratio) of United common stock, or cash of $34.00, or a combination thereof, for each outstanding share of Premier common stock owned. The election of United common stock or cash, or a combination of each, will be subject to pro-ration whereby Premier shareholders would receive at least 50% of the consideration in stock and flexibility to receive as much as 65% of the consideration in stock subject to elections and allocation procedures set forth in the Agreement. The total transaction is estimated to have an aggregate consideration of approximately $200.7 million.

Pursuant to the Agreement, at the effective time of the merger, each outstanding option to purchase shares of Premier common stock under any and all plans of Premier shall vest pursuant to the terms thereof and shall be converted into an option to acquire, the number of shares of United common stock equal to the number of shares of Premier common stock subject to the Premier stock option plans, multiplied by the Exchange Ratio.

The merger transaction, expected to close late in the second quarter or early third quarter of 2007, will be accounted for as a purchase pending approval of the shareholders of Premier and the receipt of all required regulatory approvals, as well as other customary conditions.

NOTE C--DISCONTINUED OPERATIONS

On July 7, 2004, United closed the sale of its wholly owned mortgage banking subsidiary, George Mason Mortgage, LLC (Mason Mortgage for an amount equivalent to Mason Mortgage's net worth plus cash of $17 million in exchange for all of the outstanding membership interests in Mason Mortgage. With an increasing interest rate environment approaching at the time of the sale, United believed the time was right to sell its mortgage banking subsidiary. United felt that it had achieved the best from its mortgage banking segment during an extended period of historically low interest rates. United has continued to focus on retail mortgage lending through its banking subsidiaries. Mason Mortgage, which was previously reported as a separate segment, is presented as discontinued operations for all periods presented in these financial statements.

NOTE C--DISCONTINUED OPERATIONS– continued

The results of Mason Mortgage are presented as discontinued operations in a separate category on the income statement following the results from continuing operations. All assets and liabilities of Mason Mortgage were sold as of July 7, 2004 and thus, were not included in the December 31, 2006 or December 31, 2005 consolidated balance sheets. No income from discontinued operations was recorded for 2006 and 2005 as the sale of Mason Mortgage occurred in 2004.

The income from discontinued operations for the year ended December 31, 2004 is presented below:

Statement of Income for Discontinued Operations

(Dollars in thousands)	**Year Ended December 31, 2004**
Interest income	$ 6,850
Interest expense	1,543
Net interest income	5,307
Other income	
Service charges, commissions, and fees	565
Income from mortgage banking operations	15,271
Gain on sale of discontinued operations	17,000
Total other income	32,836
Other expense	
Salaries and employee benefits expense	13,574
Net occupancy expense	985
Other noninterest expense	2,804
Total other expense	17,363
Income from discontinued operations before income taxes	20,780
Income taxes	6,333
Income from discontinued operations	$ 14,447

In 2004, United separately disclosed the operating, investing and financing portions of the cash flows attributable to its discontinued operations. No cash flows were associated with discontinued operations in 2006 and 2005 as the sale of Mason Mortgage occurred in 2004. Included in operating cash flows of discontinued operations for the years ended December 31, 2004 were originations of loans held for sale of $1,631,724,000 and proceeds from sale of loans held for sale of $1,600,665,000.

NOTE D--INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available for sale are summarized as follows:

(In thousands)	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 7,993	---	$ 85	$ 7,908
State and political subdivisions	110,261	$2,176	201	112,236
Mortgage-backed securities	777,633	822	11,896	766,559
Marketable equity securities	6,379	439	43	6,775
Other	167,496	2,619	419	169,696
Total	$1,069,762	$6,056	$12,644	$1,063,174

(In thousands)	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 11,133	---	$ 114	$ 11,019
State and political subdivisions	113,537	$2,054	1,026	114,565
Mortgage-backed securities	968,186	2,233	20,028	950,391
Marketable equity securities	6,914	389	89	7,214
Other	189,443	2,518	529	191,432
Total	$1,289,213	$7,194	$21,786	$1,274,621

The amortized cost and estimated fair value of securities available for sale at December 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of mortgage-backed securities with an amortized cost of $777,633,000 and an estimated fair value of $766,559,000 at December 31, 2006 are included below based upon contractual maturity.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 4,427	$ 4,424
Due after one year through five years	106,890	105,431
Due after five years through ten years	214,164	212,051
Due after ten years	737,902	734,493
Marketable equity securities	6,379	6,775
Total	$1,069,762	$1,063,174

NOTE D--INVESTMENT SECURITIES – continued

Provided below is a summary of securities available-for-sale which were in an unrealized loss position at December 31, 2006 and 2005:

	Less than 12 months		12 months or longer	
(In thousands)	Market Value	Unrealized Losses	Market Value	Unrealized Losses
2006				
Treasuries and agencies	$ 1,978	$ 3	$ 3,905	$ 82
State and political	3,452	22	25,651	179
Mortgage-backed	35,437	167	663,361	11,729
Marketable equity securities	---	---	158	43
Other	---	---	25,637	419
Total	$40,867	$192	$718,712	$12,452
2005				
Treasuries and agencies	$ 5,627	$ 22	$ 2,901	$ 92
State and political	43,094	946	2,466	80
Mortgage-backed	397,788	6,622	478,820	13,406
Marketable equity securities	---	---	879	89
Other	17,510	265	18,174	264
Total	$464,019	$7,855	$503,240	$13,931

Gross unrealized losses on available for sale securities were $12,644,000 at December 31, 2006. Securities in a continuous unrealized loss position for twelve months or more consisted primarily of mortgage-backed securities. The unrealized loss on the mortgage-backed securities portfolio relates primarily to AAA securities issued by FNMA, FHLMC, GNMA, and various other private label issuers. Management does not believe any individual security with an unrealized loss as of December 31, 2006 is other than temporarily impaired. United believes the decline in value is attributable to changes in market interest rates and not the credit quality of the issuers. United has the ability to hold these securities until such time as the value recovers or the securities mature. However, United acknowledges that any impaired securities may be sold in future periods in response to significant, unanticipated changes in asset/liability management decisions, unanticipated future market movements or business plan changes.

As previously reported, at March 31, 2006, as part of a balance sheet repositioning strategy, management specifically identified approximately $86 million of low-yielding, fixed rate investment securities available for sale that United no longer had the intent to hold until recovery or maturity. These securities consisted of Collateralized Mortgage Obligations (CMOs) with an average investment yield of approximately 3.5% and an average remaining life of 1.7 years. Since United did not have the positive intent to hold these securities to recovery, United recognized a loss of approximately $2.93 million in the first quarter of 2006 related to these securities. On April 4, 2006 these securities were sold.

NOTE D--INVESTMENT SECURITIES – continued

The amortized cost and estimated fair values of securities held to maturity are summarized below:

(In thousands)	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 11,682	$ 914	---	$ 12,596
State and political subdivisions	62,703	1,537	---	64,240
Mortgage-backed securities	234	7	---	241
Other	137,677	2,112	$ 1,188	138,601
Total	$212,296	$ 4,570	$ 1,188	$215,678

(In thousands)	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 11,787	$ 1,017	---	$ 12,804
State and political subdivisions	67,304	1,786	$ 1	69,089
Mortgage-backed securities	395	16	---	411
Other	147,859	3,660	1,152	150,367
Total	$227,345	$ 6,479	$1,153	$232,671

The amortized cost and estimated fair value of debt securities held to maturity at December 31, 2006 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Maturities of mortgage-backed securities with an amortized cost of $234,000 and an estimated fair value of $241,000 at December 31, 2006 are included below based upon contractual maturity.

(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 1,726	$ 1,741
Due after one year through five years	42,016	43,116
Due after five years through ten years	27,357	28,219
Due after ten years	141,197	142,602
Total	$212,296	$215,678

The carrying value of securities pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law, approximated $948,623,000 and $1,007,896,000 at December 31, 2006 and 2005, respectively.

NOTE D--INVESTMENT SECURITIES – continued

The following is a summary of the amortized cost of available for sale securities at December 31:

	2006	2005	2004
		(In thousands)	
U.S. Treasury and other U.S. Government agencies and corporations	$ 7,993	$ 11,133	$13,395
States and political subdivisions	110,261	113,537	67,054
Mortgage-backed securities	777,633	968,186	986,328
Marketable equity securities	6,379	6,914	8,597
Other	167,496	189,443	191,557
TOTAL AVAILABLE FOR SALE SECURITIES	$1,069,762	$1,289,213	$1,266,931

The following is a summary of the amortized cost of held to maturity securities at December 31:

	2006	2005	2004
		(In thousands)	
U.S. Treasury and other U.S. Government agencies and corporations	$ 11,682	$ 11,787	$11,886
States and political subdivisions	62,703	67,304	71,929
Mortgage-backed securities	234	395	588
Other	137,677	147,859	148,879
TOTAL HELD TO MATURITY SECURITIES	$212,296	$227,345	$233,282

The fair value of mortgage-backed securities is affected by changes in interest rates and prepayment speed. When interest rates decline, prepayment speeds generally accelerate due to homeowners refinancing their mortgages at lower interest rates. This may result in the proceeds being reinvested at lower interest rates. Rising interest rates may decrease the assumed prepayment speed. Slower prepayment speeds may extend the maturity of the security beyond its estimated maturity. Therefore, investors may not be able to invest at current higher market rates due to the extended expected maturity of the security. United had net unrealized losses of $11,067,000 at December 31, 2006 and net unrealized losses of $17,779,000 at December 31, 2005 on all mortgage-backed securities.

The following table sets forth the maturities of all securities (based on amortized cost) at December 31, 2006, and the weighted-average yields of such securities (calculated on the basis of the cost and the effective yields weighted for the scheduled maturity of each security).

	Within 1 Year		After 1 But Within 5 Years		After 5 But Within 10 Years		After 10 Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in thousands)				
U.S. Treasury and other U.S. Government agencies and corporations	$ 4,007	4.49%	$ 2,995	3.41%	$ 6,578	5.52%	$ 6,095	5.67%
States and political subdivisions (1)	2,146	7.01%	23,201	6.78%	69,795	6.27%	77,822	6.57%
Mortgage-backed securities	---	---	99,737	4.25%	164,147	4.38%	513,983	4.63%
Other (2)	---	---	22,974	6.59%	1,000	---	287,578	6.81%

(1) Tax-equivalent adjustments (using a 35% federal rate) have been made in calculating yields on obligations of states and political subdivisions.

(2) Includes marketable equity securities available for sale.

There are no securities with a single issuer, other than the U.S. government and its agencies, the book value of which in the aggregate exceeds 10% of United's total shareholders' equity.

NOTE E--ASSET SECURITIZATION

During 1999, to better manage risk, United sold fixed-rate residential mortgage loans in a securitization transaction. In that securitization, United retained a subordinated interest that represented United's right to future cash flows arising after third party investors in the securitization trust have received the return for which they contracted. United does not receive annual servicing fees from this securitization because the loans are serviced by an independent third-party. The investors and the securitization trust have no recourse to United's other assets for failure of debtors to pay when due; however, United's retained interests are subordinate to investors' interests. The book and fair value of the subordinated interest are subject to credit, prepayment, and interest rate risks on the underlying fixed-rate residential mortgage loans in the securitization.

At the date of securitization, key economic assumptions used in measuring the fair value of the subordinated interest were as follows: a weighted-average life of 5.3 years, expected cumulative default rate of 15%, and residual cash flows discount rates of 8% to 18%. At December 31, 2006 and 2005, the fair values of the subordinated interest were zero and $1,095,000, respectively, and were carried in the available for sale investment portfolio. The cost of the available for sale securities was zero at December 31, 2006 and 2005. Key economic assumptions used in measuring the fair value of the subordinated interest at December 31, 2005 were as follows:

	December 31 2005
Weighted-average life (in years)	0.5
Prepayment speed assumption (annual rate)	15.19% - 35.00%
Cumulative default rate	19.21%
Residual cash flows discount rate (annual rate)	6.32% - 12.95%

Key economic assumptions and the sensitivity of the fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions as of December 31, 2005 are as follows:

(In thousands)	December 31, 2005
Fair value of retained interests	$ 1,095
Prepayment curve:	
(Decline) Increase in fair value of 10% adverse change	$ (4)
(Decline) Increase in fair value of 20% adverse change	$ (7)
Default curve:	
Decline in fair value of 10% adverse change	$ 1,095
Decline in fair value of 20% adverse change	$ 1,095
Discount rate:	
Decline in fair value of 10% adverse change	$ 6
Decline in fair value of 20% adverse change	$ 12

These sensitivities are hypothetical and should be used with caution. As indicated above, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in the fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another factor (for example, increases in market interest rates may result in lower prepayments) that might magnify or counteract the sensitivities.

At December 31, 2006, the principal balances of the residential mortgage loans held in the securitization trust were approximately $10.4 million. Principal amounts owed to third party investors and to United in the securitization were

NOTE E--ASSET SECURITIZATION – continued

approximately $4.0 million and $6.4 million, respectively, at December 31, 2006. The weighted average term to maturity of the underlying mortgages approximated 12.9 years as of December 31, 2006. For the years ended December 31, 2006, 2005 and 2004, United received cash of $4,388,000, $7,689,000 and $12,789,000, respectively, on the retained interest in the securitization. United recognized income on the retained interests of $4,388,000, $3,809,000 and $571,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The amount of future cash flows from United's subordinated interest is highly dependent upon future prepayments and defaults. Accordingly, the amount and timing of future cash flows to United is uncertain at this time.

The following table presents quantitative information about delinquencies, net credit losses, and components of the underlying securitized financial assets:

(In thousands)	Total Principal Amount of Loans		Principal Amount of Loans 60 Days or More Past Due		Average Balances		Net Credit Losses	
	At December 31,				During the Year			
Type of Loan	2006	2005	2006	2005	2006	2005	2006	2005
Residential mortgage loans (fixed-rate)	$10,382	$15,747	$114	$541	$13,000	$20,271	$369	$343

NOTE F--LOANS

Major classifications of loans are as follows:

	December 31 2006	2005	2004	2003	2002
	(In thousands)				
Commercial, financial and agricultural	$ 954,024	$ 934,780	$ 864,511	$ 791,219	$ 698,315
Real estate mortgage	2,986,774	2,994,406	2,849,917	2,590,527	2,323,582
Real estate construction	523,042	347,274	303,516	173,826	108,169
Consumer	349,868	380,062	406,758	405,065	374,241
Less: Unearned interest	(6,961)	(6,693)	(6,426)	(5,403)	(3,119)
Total loans	4,806,747	4,649,829	4,418,276	3,955,234	3,501,188
Allowance for loan losses	(43,629)	(44,138)	(43,365)	(41,578)	(41,621)
TOTAL LOANS, NET	$ 4,763,118	$ 4,605,691	$ 4,374,911	$ 3,913,656	$ 3,459,567
Loans held for sale	$ 2,041	$ 3,324	$ 3,981	$ 1,687	$ 5,151

At December 31, 2006 and 2005, loans-in-process of $13,330,000 and $34,440,000 and overdrafts from deposit accounts of $4,936,000 and $3,764,000, respectively, are included within the appropriate loan classifications above.

NOTE F--LOANS – continued

The following is a summary of loans outstanding as a percent of total loans at December 31:

	2006	2005	2004	2003	2002
Commercial, financial and agricultural	19.85%	20.10%	19.57%	20.00%	19.95%
Real estate mortgage	62.14%	64.40%	64.50%	65.50%	66.36%
Real estate construction	10.88%	7.47%	6.87%	4.40%	3.09%
Consumer	7.13%	8.03%	9.06%	10.10%	10.60%
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

The following table shows the maturity of commercial, financial, and agricultural loans and real estate construction outstanding as of December 31, 2006:

(In thousands)	Less Than One Year	One To Five Years	Greater Than Five Years	Total
Commercial, financial and agricultural	$437,649	$344,132	$172,243	$954,024
Real estate construction	523,042	---	---	523,042
Total	$960,691	$344,132	$172,243	$1,477,066

At December 31, 2006, commercial, financial and agricultural loans by maturity are as follows:

	Less Than One Year	One to Five Years	Over Five Years	Total
Outstanding with fixed interest rates	$ 38,689	$ 214,655	$ 93,257	$346,601
Outstanding with adjustable rates	398,960	129,477	78,986	607,423
	$437,649	$344,132	$172,243	$954,024

There were no real estate construction loans with maturities greater than one year.

United's subsidiary banks have made loans, in the normal course of business, to the directors and officers of United and its subsidiaries, and to their associates. Such related party loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $122,150,000 and $111,365,000 at December 31, 2006 and 2005, respectively. During 2006, $207,737,000 of new loans were made and repayments totaled $196,952,000.

NOTE F--LOANS – continued

Nonperforming loans include nonaccrual loans and loans that are contractually past due 90 days or more as to interest or principal, but have not been put on a nonaccrual basis. At December 31, 2006 and 2005, nonperforming loans were as follows:

(In thousands)	December 31, 2006	December 31, 2005
Nonaccrual loans	$ 5,755	$ 7,146
Loans which are contractually past due 90 days or more as to interest or principal, and are still accruing interest	8,432	6,039
Total Nonperforming Loans	$ 14,187	$ 13,185

At December 31, 2006, the recorded investment in loans that were considered to be impaired was $21,963,000 (of which $5,755,000 was on a nonaccrual basis). Included in this amount were $15,193,000 of impaired loans for which the related allowance for credit losses was $3,000,000 and $6,770,000 of impaired loans that did not have an allowance for credit losses. At December 31, 2005, the recorded investment in loans that were considered to be impaired was $16,553,000 (of which $7,146,000 was on a nonaccrual basis). Included in this amount were $5,830,000 of impaired loans for which the related allowance for credit losses was $1,008,000, and $10,723,000 of impaired loans that did not have an allowance for credit losses.

The average recorded investment in impaired loans during the years ended December 31, 2006, 2005 and 2004 was approximately $26,503,000, $15,940,000 and $15,709,000, respectively. The increase in 2006 was due to the impairment of two loans totaling $7.15 million to one commercial customer.

The amount of interest income that would have been recorded on impaired loans, which are on nonaccrual, under the original terms was $1,361,000, $737,000 and $625,000 for the years ended December 31, 2006, 2005 and 2004, respectively. For the years ended December 31, 2006, 2005 and 2004, United recognized interest income on those impaired loans of approximately $1,490,000, $340,000 and $230,000, respectively, substantially all of which was recognized using the accrual method of income recognition.

NOTE G--ALLOWANCE FOR CREDIT LOSSES

United maintains an allowance for loan losses and an allowance for lending-related commitments such as unfunded loan commitments and letters of credit. The allowance for lending-related commitments of $8,742,000 and $8,733,000 at December 31, 2006 and 2005 is separately classified on the balance sheet and is included in other liabilities. The combined allowances for loan losses and lending-related commitments are referred to as the allowance for credit losses.

NOTE G--ALLOWANCE FOR CREDIT LOSSES– continued

A progression of the allowance for credit losses, which includes the allowance for credit losses and the allowance for lending-related commitments, for the periods presented is summarized as follows:

(In thousands)	Year Ended December 31 2006	2005	2004
Balance at beginning of period	$52,871	$51,353	$51,432
Allowance of purchased subsidiaries	---	---	---
Provision for credit losses	1,437	5,618	4,520
	54,308	56,971	55,952
Loans charged off	3,228	6,016	6,539
Less recoveries	1,291	1,916	2,063
Net charge-offs	1,937	4,100	4,476
Balance at end of period	$52,371	$52,871	$51,476
Less: Balance, discontinued operations	---	---	(123)
Balance at end of period, continuing operations	$52,371	$52,871	$51,353

NOTE H--BANK PREMISES AND EQUIPMENT AND LEASES

Bank premises and equipment are summarized as follows:

(In thousands)	December 31 2006	2005
Land	$ 11,307	$ 11,307
Buildings and improvements	47,459	47,467
Leasehold improvements	16,851	15,618
Furniture, fixtures and equipment	71,049	70,514
	146,666	144,906
Less allowance for depreciation and amortization	108,555	105,280
Net bank premises and equipment	$ 38,111	$ 39,626

Depreciation expense was $4,475,000, $4,933,000, and $5,663,000 for years ending December 31, 2006, 2005 and 2004, respectively, while amortization expense was $103,000 in each of these same time periods.

United and certain banking subsidiaries have entered into various noncancelable-operating leases. These noncancelable operating leases are subject to renewal options under various terms and some leases provide for periodic rate adjustments based on cost-of-living index changes. Rent expense for noncancelable operating leases approximated $6,951,000, $6,528,000 and $6,249,000 for the years ended December 31, 2006, 2005 and 2004, respectively. United Bank (WV) leases three of its offices from companies that are beneficially owned by United directors. Rent expense incurred on these facilities was $969,000, $968,000, and $100,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

NOTE H--BANK PREMISES AND EQUIPMENT AND LEASES– continued

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more, for years subsequent to December 31, 2006, consisted of the following:

Year (In thousands)	Amount
2007	$6,331
2008	6,210
2009	5,315
2010	4,191
2011	3,431
Thereafter	5,849
Total minimum lease payments	$31,327

NOTE I--GOODWILL AND OTHER INTANGIBLES

The following is a summary of intangible assets subject to amortization and those not subject to amortization:

(In thousands)	As of December 31, 2006		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Core deposit intangible assets	$19,890	($17,250)	$2,640
Goodwill not subject to amortization			$167,421

	As of December 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Core deposit intangible assets	$19,890	($15,363)	$4,527
Goodwill not subject to amortization			$167,487

The following table sets forth the anticipated amortization expense for intangible assets for the years subsequent to 2006:

Year (In thousands)	Amount
2007	$ 1,462
2008	802
2009	303
2010	73
2011	---

NOTE J--DEPOSITS

The book value of deposits consisted of the following:

(Dollars In thousands)	December 31	
	2006	2005
Demand deposits	$429,504	$712,729
Interest-bearing checking	159,628	163,717
Regular savings	317,642	338,763
Money market accounts	1,829,300	1,544,233
Time deposits under $100,000	1,317,839	1,202,496
Time deposits over $100,000	774,279	655,514
Total deposits	$4,828,192	$4,617,452

Interest paid on deposits approximated $113,431,000, $70,189,000 and $48,017,000 in 2006, 2005 and 2004, respectively.

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Year	Amount
(In thousands)	
2007	$1,442,293
2008	381,364
2009	101,043
2010	98,328
2011 and thereafter	69,090
Total	$2,092,118

The average daily amount of deposits and rates paid on such deposits is summarized for the years ended December 31:

	2006			2005			2004		
	Amount	Interest Expense	Rate	Amount	Interest Expense	Rate	Amount	Interest Expense	Rate
	(Dollars in thousands)								
Demand deposits	$ 399,298	---	---	$ 563,028	---	---	$ 522,626	---	---
NOW and money market deposits	1,932,103	$ 33,928	1.76%	1,810,211	$ 21,548	1.19%	1,704,114	$ 11,809	0.69%
Savings deposits	336,008	1,239	0.37%	370,118	957	0.26%	399,307	917	0.23%
Time deposits	2,017,509	83,350	4.13%	1,717,190	50,641	2.95%	1,592,230	35,654	2.24%
TOTAL	$ 4,684,918	$ 118,517	2.53%	$ 4,460,547	$ 73,146	1.64%	$ 4,218,277	$ 48,380	1.15%

Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2006 are summarized as follows:

(Dollars In thousands)	Amount
3 months or less	$285,625
Over 3 through 6 months	134,935
Over 6 through 12 months	141,754
Over 12 months	211,965
TOTAL	$774,279

United's subsidiary banks have received deposits, in the normal course of business, from the directors and officers of United and its subsidiaries, and their associates. Such related party deposits were accepted on substantially the same terms, including interest rates and maturities, as those prevailing at the time for comparable transactions with unrelated persons. The aggregate dollar amount of these deposits was $160,955,000 and $84,364,000 at December 31, 2006 and 2005, respectively.

NOTE K--SHORT-TERM BORROWINGS

At December 31, 2006 and 2005, short-term borrowings and the related weighted-average interest rates were as follows:

(Dollars in thousands)	2006		2005	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
Federal funds purchased	$ 97,720	5.26%	$ 61,370	4.13%
Securities sold under agreements to repurchase	460,858	4.21%	525,604	2.98%
Overnight FHLB Advances	120,000	5.41%	265,000	4.17%
TT&L note option	3,688	5.04%	4,451	3.95%
Total	$682,266		$856,425	

Federal funds purchased and securities sold under agreements to repurchase have been a significant source of funds for the company. United has various unused lines of credit available from certain of its correspondent banks in the aggregate amount of $200,000,000. These lines of credit, which bear interest at prevailing market rates, permit United to borrow funds in the overnight market, and are renewable annually subject to certain conditions.

The following table shows the distribution of United's federal funds purchased and securities sold under agreements to repurchase and the weighted-average interest rates thereon at the end of each of the last three years. Also provided are the maximum amount of borrowings and the average amounts of borrowings as well as weighted-average interest rates for the last three years.

(Dollars in thousands)	Federal Funds Purchased	Securities Sold Under Agreements To Repurchase
At December 31:		
2006	$ 97,720	$460,858
2005	61,370	525,604
2004	131,106	546,425
Weighted-average interest rate at year-end:		
2006	5.3%	4.2%
2005	4.1%	3.0%
2004	2.4%	1.5%
Maximum amount outstanding at any month's end:		
2006	$101,395	$590,606
2005	100,513	622,822
2004	131,106	637,229
Average amount outstanding during the year:		
2006	$79,194	$553,743
2005	78,643	560,756
2004	80,571	600,546
Weighted-average interest rate during the year:		
2006	5.0%	3.8%
2005	3.3%	2.3%
2004	1.4%	1.1%

NOTE K--SHORT-TERM BORROWINGS– continued

At December 31, 2006, repurchase agreements included $434,937,000 in overnight accounts. The remaining balance principally consists of agreements having maturities less than one year. The rates offered on these funds vary according to movements in the federal funds and short-term investment market rates.

United has available funds of $70,000,000 with two unrelated financial institutions to provide for general liquidity needs. Both are unsecured revolving lines of credit. One has a one-year renewable term while the other line of credit has a two-year renewable term. Each line of credit carries an indexed, floating-rate of interest. At December 31, 2006, United had no outstanding balance under the lines of credit.

United Bank (VA) participates in the Treasury Investment Program, which is essentially the U.S. Treasury's savings account for companies depositing employment and other tax payments. The bank holds the funds in an open-ended, interest-bearing note until the Treasury withdraws or "calls" the funds. A maximum note balance is established that must be collateralized at all times. All tax deposits or portions of the tax deposits up to the maximum balance are generally available as a source of short-term investment funding. As of December 31, 2006, United Bank (VA) had an outstanding balance of $3,688,000 and had additional funding available of $1,312,000.

Interest paid on short-term borrowings approximated $30,234,000, $18,098,000 and $7,335,000 in 2006, 2005 and 2004, respectively.

NOTE L--LONG-TERM BORROWINGS

United's subsidiary banks are members of the Federal Home Loan Bank (FHLB). Membership in the FHLB makes available short-term and long-term borrowings from collateralized advances. All FHLB borrowings are collateralized by a mix of single-family residential mortgage loans, commercial loans and investment securities. At December 31, 2006, the total carrying value of loans pledged as collateral for FHLB advances approximated $1,613,438,000. United had an unused borrowing amount as of December 31, 2006 of approximately $1,468,000,000 available subject to delivery of collateral after certain trigger points.

Advances may be called by the FHLB or redeemed by United based on predefined factors and penalties. During the first quarter of 2006, as part of a balance sheet repositioning strategy, United prepaid a $50 million variable interest rate FHLB advance and terminated a fixed interest rate swap associated with the advance. The $50 million FHLB advance had a cost of 5.06% and a remaining life of approximately 9.2 years. United recognized a $3.06 million before-tax gain on the termination of the swap. No prepayment penalty was incurred in connection with the early repayment of the advance. During the third quarter of 2006, United prepaid two $100 million convertible FHLB advances and terminated an interest rate swap associated with one of the advances. The prepayment of the FHLB advances resulted in before-tax penalties of approximately $8.26 million. United replaced the $200 million of debt with 5-year and 10-year advances and associated interest rate swaps. In the fourth quarter of 2005, United prepaid a $6.5 million long-term FHLB advance with an interest rate of 6.23%. As a result of prepaying this advance, United incurred a before-tax penalty of approximately $406 thousand in the quarter.

At December 31, 2006 and 2005, FHLB advances and the related weighted-average interest rates were as follows:

(Dollars in thousands)	2006			2005		
	Amount	Weighted-Average Contractual Rate	Weighted-Average Effective Rate	Amount	Weighted-Average Contractual Rate	Weighted-Average Effective Rate
FHLB advances	$533,899	4.08%	4.08%	$458,818	5.59%	5.96%

The weighted-average effective rate considers the effect of any interest rate swaps designated as fair value hedges outstanding at year-end 2006 and 2005 to manage interest rate risk on its long-term debt. Additional information is provided in Note Q.

NOTE L--LONG-TERM BORROWINGS– continued

At year-end 2006, United has a total of six statutory business trusts that were formed for the purpose of issuing or participating in pools of trust preferred capital securities (Capital Securities) with the proceeds invested in junior subordinated debt securities (Debentures) of United. During the fourth quarter of 2006, United redeemed the Capital Securities of Sequoia Capital Trust II. As part of the redemption, United retired the $3,093,000 principal amount of 9.17% Junior Subordinated Debentures issued by Sequoia Capital Trust II. The Debentures of the six remaining statutory business trusts, which are subordinate and junior in right of payment to all present and future senior indebtedness and certain other financial obligations of United, are the sole assets of the trusts and United's payment under the Debentures is the sole source of revenue for the trusts. The Debentures are included in the category of long-term debt on the Consolidated Balance Sheets entitled "Other long-term borrowings." The Capital Securities are not included as a component of shareholders' equity in the Consolidated Balance Sheets. United fully and unconditionally guarantees each individual trust's obligations under the Capital Securities.

Under the provisions of the subordinated debt, United has the right to defer payment of interest on the subordinated debt at any time, or from time to time, for periods not exceeding five years. If interest payments on the subordinated debt are deferred, the dividends on the Capital Securities are also deferred. Interest on the subordinated debt is cumulative.

The Trust Preferred Securities currently qualify as Tier 1 regulatory capital of United for regulatory purposes. In 2005, the banking regulatory agencies issued guidance, which did not change the regulatory capital treatment for the Trust Preferred Securities.

Information related to United's statutory trusts is presented in the table below:

Description	Issuance Date	Amount of Capital Securities Issued	Interest Rate	Maturity Date
(Dollars in thousands)				
Century Trust	March 23, 2000	$ 8,800	10.875% Fixed	March 8, 2030
Sequoia Trust I	March 28, 2001	$ 7,000	10.18% Fixed	June 8, 2031
United Statutory Trust I	December 19, 2002	$10,000	3-month LIBOR + 3.25%	December 26, 2032
United Statutory Trust II	December 19, 2002	$10,000	3-month LIBOR + 3.35%	January 7, 2033
United Statutory Trust III	December 17, 2003	$20,000	3-month LIBOR + 2.85%	December 17, 2033
United Statutory Trust IV	December 19, 2003	$25,000	3-month LIBOR + 2.85%	January 23, 2034

At December 31, 2006 and 2005, the Debentures and their related weighted-average interest rates were as follows:

	2006		2005	
(Dollars in thousands)	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
Century Trust	$ 8,817	10.88%	$8,827	10.88%
Sequoia Trust I	9,471	10.18%	9,980	10.18%
Sequoia Trust II	---	---	3,093	8.42%
United Statutory Trust I	10,310	8.62%	10,310	7.77%
United Statutory Trust II	10,310	8.72%	10,310	7.50%
United Statutory Trust III	20,619	8.21%	20,619	7.35%
United Statutory Trust IV	25,774	8.23%	25,774	7.09%
Total	$85,301		$88,913	

NOTE L--LONG-TERM BORROWINGS– continued

At December 31, 2006, the scheduled maturities of long-term borrowings were as follows:

Year	Amount
(In thousands)	
2007	$ 514
2008	100,972
2009	514
2010	100,514
2011 and thereafter	296,686
Total	$ 499,200

Interest paid on long-term borrowings approximated $33,629,000, $33,099,000 and $33,793,000 in 2006, 2005 and 2004, respectively.

NOTE M--INCOME TAXES

The income tax provisions included in the consolidated statements of income are summarized as follows:

(In thousands)	Year Ended December 31		
	2006	2005	2004
Current expense from continuing operations:			
Federal	$30,173	$46,242	$26,245
State	1,008	750	871
Deferred (benefit) expense from continuing operations:			
Federal and State	9,586	(727)	6,655
Income tax expense from continuing operations	40,767	46,265	33,771
Income tax expense related to discontinued operations	---	---	6,333
Total income taxes	$40,767	$46,265	$40,104

The following is a reconciliation of income tax expense to the amount computed by applying the statutory federal income tax rate to income before income taxes:

(Dollars in thousands)	Year Ended December 31					
	2006		2005		2004	
	Amount	%	Amount	%	Amount	%
Tax on income before taxes at statutory federal rate	$45,506	35.0%	$51,336	35.0%	$48,254	35.0%
Plus: State income taxes net of federal tax benefits	1,309	1.0	515	0.4	566	0.4
	46,815	36.0	51,851	35.4	48,820	35.4
Increase (decrease) resulting from:						
Tax-exempt interest income	(3,474)	(2.7)	(3,062)	(2.1)	(3,391)	(2.4)
Tax reserve adjustment	(317)	(0.2)	(138)	(0.1)	(3,684)	(2.7)
Other items-net	(2,257)	(1.7)	(2,386)	(1.7)	(1,641)	(1.2)
Income taxes	$40,767	31.4%	$46,265	31.5%	$40,104	29.1%

NOTE M--INCOME TAXES– continued

During the fourth quarter of 2004, United reduced its income tax expense by approximately $2.5 million as a result of a finalized state tax examination for the years 2001 through 2003. The impact is included in the tax reserve adjustment for 2004.

For year ended 2006, United recognized a federal income tax benefit applicable to securities transactions of $1,112,000. For the years ended 2005 and 2004, United incurred federal income tax expense applicable to securities transactions of approximately $243,000 and $387,000, respectively. Income taxes paid approximated $27,805,000, $47,565,000 and $28,160,000 in 2006, 2005 and 2004, respectively. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Taxes not on income, which consists mainly of business franchise taxes, were $3,827,000, $3,281,000 and $3,362,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Significant components of United's deferred tax assets and liabilities (included in other assets) at December 31, 2006 and 2005 are as follows:

(In thousands)	2006	2005
Deferred tax assets:		
Allowance for credit losses	$21,005	$20,436
Accrued benefits payable	---	348
Other accrued liabilities	821	1,155
Unrecognized components of net periodic pension costs	5,206	---
Unrealized loss on cash flow hedge	818	---
Unrealized loss on securities available for sale	3,375	6,409
Premises and equipment	458	239
Total deferred tax assets	31,683	28,587
Deferred tax liabilities:		
Purchase accounting intangibles	3,832	3,800
Deferred mortgage points	1,158	750
Accrued benefits payable	9,019	---
Unrealized gain on cash flow hedge	---	727
Other	4,295	4,061
Total deferred tax liabilities	18,304	9,338
Net deferred tax assets	$13,379	$19,249

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes", to address the noncomparability in reporting tax assets and liabilities resulting from a lack of specific guidance in FASB Statement No. 109 (SFAS 109), "Accounting for Income Taxes", on the uncertainty in income taxes recognized in an enterprise's financial statements. FIN 48 will apply to fiscal years beginning after December 15, 2006, with earlier adoption permitted. FIN 48 is effective for United on January 1, 2007 and based on management's preliminary analysis, is not expected to have a significant impact on United's consolidated financial statements based on management's preliminary analysis.

NOTE N--EMPLOYEE BENEFIT PLANS

United has a defined benefit retirement plan covering substantially all employees. Pension benefits are based on years of service and the average of the employee's highest five consecutive plan years of basic compensation paid during the ten plan years preceding the date of determination. United's funding policy is to contribute annually the maximum amount that can be

NOTE N--EMPLOYEE BENEFIT PLANS– continued

deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

On December 31, 2006, United adopted the recognition and disclosure provision of Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". SFAS 158 requires United to recognize the funded status of its defined benefit post-retirement plan in the statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive in come at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS 87, all of which were previously netted against the plan's funded status in United's statement of financial positions pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to United's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of Statement 158.

The incremental effects of adopting the provision of Statement 158 on United's statement of financial position at December 31, 2006 are presented in the following table. The adoption of Statement 158 had no effect on United's consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect United's operating results in future periods.

(In thousands)	At December 31, 2006		
	Prior to Adopting Statement 158	**Effect of Adopting Statement 158**	**As Reported at December 31, 2006**
Net pension asset	40,165	(13,217)	$ 26,948
Deferred income taxes	8,058	5,206	13,264
Accumulated other comprehensive income	(7,780)	(8,011)	(15,791)

Included in accumulated other comprehensive income at December 31, 2006 are the following amounts that have not yet been recognized in net periodic pension cost: unrecognized transition asset of $701 ($425 net of tax), unrecognized prior service costs of $9 ($6 net of tax) and unrecognized actuarial losses of $13,909 ($8,430 net of tax). The transition asset, prior service cost, and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2007 is $175 ($105 net of tax), $1 ($1 net of tax), and $593 ($356 net of tax), respectively.

Net consolidated periodic pension cost included the following components:

(In thousands)	Year Ended December 31,		
	2006	**2005**	**2004**
Service cost	$2,141	$1,882	$2,337
Interest cost	3,245	3,034	2,838
Expected return on plan assets	(4,749)	(4,468)	(3,754)
Amortization of transition asset	(175)	(175)	(175)
Recognized net actuarial loss	926	682	917
Amortization of prior service cost	1	1	1
Net periodic pension cost	$1,389	$956	$2,164
Weighted-Average Assumptions:			
Discount rate	6.00%	6.25%	6.25%
Expected return on assets	8.50%	9.00%	9.00%
Rate of compensation increase	3.25%	3.25%	3.25%

NOTE N--EMPLOYEE BENEFIT PLANS– continued

The reconciliation of the beginning and ending balances of the projected benefit obligation and the fair value of plan assets for the year ended December 31, 2006 and the accumulated benefit obligation at December 31, 2006 is as follows:

(In thousands)	December 31,	
Change in Projected Benefit Obligation	**2006**	**2005**
Projected Benefit Obligation at the Beginning of the Year	$54,830	$49,196
Service Cost	2,141	1,882
Interest Cost	3,245	3,034
Actuarial Loss (Gain)	42	2,194
Benefits Paid	(1,508)	(1,476)
Projected Benefit at the End of the Year	$58,750	$54,830
Accumulated Benefit Obligation at the End of the Year	$50,749	$47,407
Change in Plan Assets		
Fair Value of Plan Assets at the Beginning of the Year	$56,613	$50,302
Actual Return on Plan Assets	3,915	3,158
Benefits Paid	(1,508)	(1,476)
Employer Contributions	26,679	4,629
Fair value of plan assets at end of year	$85,699	$56,613
Net Amount Recognized		
Funded Status	$26,948	$1,783
Unrecognized Transition Asset	(701)	(876)
Unrecognized Prior Service Cost	9	10
Unrecognized Net Loss	13,909	13,994
Net Amount Recognized	$40,165	$14,911
Weighted-Average Assumptions at the End of the Year		
Discount Rate	6.00%	6.00%
Rate of Compensation Increase	3.25%	3.25%

The plan's measurement date is September 30th of each year. Asset allocation for the defined benefit pension plan as of the measurement date, by asset category, is as follows:

Plan Assets	Target Allocation 2007	Allowable Allocation Range	Percentage of Plan Assets at September 30,	
			2006	**2005**
Equity Securities	70%	50-80%	33%	58%
Debt Securities	25%	20-40%	20%	27%
Other	5%	3-10%	47%	15%
Total			100%	100%

Equity securities include United common stock in the amounts of $3,939,000 (5%) and $3,699,000 (7%) at September 30, 2006 and 2005, respectively.

The policy, as established by the Pension Committee, primarily consisting of United's Executive Management, is to invest assets based upon the target allocations stated above. The assets are reallocated periodically to meet the above target allocations. The investment policy is reviewed at least annually, subject to the approval of the Pension Committee, to

NOTE N--EMPLOYEE BENEFIT PLANS– continued

determine if the policy should be changed. Prohibited investments include, but are not limited to, futures contracts, private placements, uncovered options, real estate, the use of margin, short sales, derivatives for speculative purposes, and other investments that are speculative in nature. In order to achieve a prudent level of portfolio diversification, the securities of any one company are not to exceed 10% of the total plan assets, and no more than the 15% of total plan assets is to be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 15% of the plan assets is to be invested in foreign securities, both equity and fixed. The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class.

At December 31, 2006, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Year	Amount
(In thousands)	
2007	$ 1,713
2008	1,778
2009	1,865
2010	1,954
2011	2,178
2012 through 2016	17,220

During the third quarter of 2006, United contributed to the plan $26.64 million, its maximum allowable contribution by law. As a result, employer contributions are not expected to be paid to the plan for the fiscal year ending December 31, 2007.

The United Savings and Stock Investment Plan (the Plan) is a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Each employee of United, who completes ninety (90) days of qualified service, is eligible to participate in the Plan. Each participant may contribute from 1% to 100% of compensation to his/her account, subject to Internal Revenue Service maximum deferral limits. After one year of eligible service, United matches 100% of the first 2% of salary deferred and 25% of the second 2% of salary deferred with United stock. Vesting is 100% for employee deferrals and the company match at the time the employee makes his/her deferral. United's expense relating to the Plan approximated $723,000, $738,000 and $658,000 in 2006, 2005 and 2004, respectively.

The assets of United's defined benefit plan and 401(k) Plan each include investments in United common stock. At December 31, 2006 and 2005, the combined plan assets included 731,120 and 734,860 shares, respectively, of United common stock with an approximate fair value of $28,257,000 and $25,896,000, respectively. Dividends paid on United common stock held by the plans approximated $795,000, $764,000 and $763,000 for the years ended December 31, 2006, 2005, and 2004, respectively.

United has certain other supplemental deferred compensation plans covering various key employees. Periodic charges are made to operations so that the liability due each employee is fully recorded as of the date of their retirement. Amounts charged to expense have not been significant in any year.

NOTE O--STOCK BASED COMPENSATION

United has stock option plans (the Plans) for certain employees that were accounted for under the intrinsic value method prior to January 1, 2006. Because the exercise price at the date of the grant was equal to the market value of the stock, no compensation expense was recognized. In December 2004, FASB issued Statement of Financial Accounting Standards 123R (SFAS 123R). SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value based method and the recording of such expense in our consolidated statements of income.

NOTE O--STOCK BASED COMPENSATION– continued

On January 1, 2006, United adopted SFAS 123R, as required, using the modified prospective transition method. Under this transition method, compensation cost to be recognized beginning in the first quarter of 2006 would include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Results for prior periods were not restated. Due to a modification on December 30, 2005 to accelerate unvested options under United's existing stock option plans and the fact that no new options were granted in 2006, United did not recognize any compensation cost for 2006.

On December 30, 2005, the Executive Committee of the Board of Directors of United approved the accelerated vesting of all unvested stock options granted prior to December 30, 2005 to United employees, including Executive Officers, under the 2001 Stock Option Plan. As a result of the vesting acceleration, options to purchase 547,626 shares of United common stock became exercisable immediately. United recognized a pre-tax expense of approximately $21 thousand in the fourth quarter of 2005 for those accelerated options that were "in-the-money", that is, the option's exercise price was less than the market value of United's stock. Due to the modification to accelerate the unvested options, United did not recognize any compensation cost for the year 2006. In addition, no new options have been granted 2006. Accordingly, the adoption of SFAS 123R had no impact on United's consolidated statements of income or net income per share.

At its March 20, 2006 regular meeting, United's Board of Directors approved the adoption of the 2006 Stock Option Plan and directed that the 2006 Stock Option Plan be submitted to United's shareholders for approval at its Annual Meeting of Shareholders (the 2006 Annual Meeting). At the 2006 Annual Meeting, held on May 15, 2006, United's shareholders approved the 2006 Stock Option Plan. The 2006 Stock Option Plan thus became effective at the time of the shareholders' approval. A total of 1,500,000 shares of United's authorized but unissued common stock are allocated for the 2006 Stock Option Plan. Each plan year, 400,000 options will be available for award to eligible employees; however, not all 400,000 options are required to be awarded in that year. All options granted under the 2006 Stock Option Plan will be non-statutory stock options (NSOs), i.e. options that do not qualify as incentive stock options under Section 422 of the Internal Revenue Code. Subject to certain change in control provisions, recipients of options will be fully vested in and permitted to exercise options granted under the 2006 Stock Option Plan three years from the grant date. As of December 31, 2006, no shares have been granted under the 2006 Stock Option Plan. Any stock options granted under the 2006 Stock Option Plan in the future will be subject to the provisions of SFAS 123R.

United currently has options outstanding from various option plans other than the 2006 Stock Option Plan (the "Prior Plans"); however, no common shares of United stock are available for grants under the Prior Plans as these plans have expired. Awards outstanding under the Prior Plans will remain in effect in accordance with their respective terms. The maximum term for options granted under the plans is ten (10) years.

The fair value of the options for 2005 and 2004 was estimated at the date of grant using a binomial lattice option pricing model with the following weighted-average assumptions for 2005 and 2004, respectively: risk-free interest rates of 4.47% and 3.66%; dividend yield of 3.00% for both years; volatility factors of the expected market price of United's common stock of 0.2226 and 0.2223; and a weighted-average expected option life of and 6.06 and 6.01 years. The estimated fair value of the options at the date of grant was $7.26 and $6.98 for the options granted during 2005 and 2004, respectively. United anticipates the use of the binomial lattice model to value future grants. SFAS 123R defines a lattice model as a model that produces an estimated fair value based on the assumed changes in prices of a financial instrument over successive periods of time. A binomial lattice model assumes at least two price movements are possible in each period of time.

The table on the following page reflects the estimated impact the fair value method would have had on United's net income and net income per share if SFAS 123R had been in effect during 2005 and 2004.

NOTE O--STOCK BASED COMPENSATION– continued

The following pro forma disclosures present United's consolidated net income and diluted consolidated earnings per share, determined as if United had recognized compensation expense for its employee stock options based on the estimated fair value of the options at the date of grant amortized over the vesting period of the options:

(Dollars in thousand, except per share)	Year ended December 31,	
	2005	**2004**
Net Income, as reported	$100,409	$97,762
Less pro forma expense related to options granted, net of tax	(3,496)	(1,061)
Pro forma net income	$96,913	$96,701
Pro forma net income per share:		
Basic – as reported	$2.36	$2.25
Basic – pro forma	$2.28	$2.23
Diluted – as reported	$2.33	$2.22
Diluted – pro forma	$2.25	$2.20

The following is a summary of activity of United's Incentive Stock Option Plans:

	Year ended December 31, 2006			
			Weighted Average	
	Shares	**Aggregate Intrinsic Value**	**Remaining Contractual Term (Yrs.)**	**Exercise Price**
Outstanding at January 1, 2006	2,115,965			$ 27.29
Granted	---			---
Exercised	348,469			23.00
Forfeited or expired	35,296			34.64
Outstanding at December 31, 2006	1,732,200	$ 18,448	5.6	$ 28.00
Exercisable at December 31, 2006	1,732,200	$ 18,448	5.6	$ 28.00

In addition to the stock options detailed above, United has outstanding stock options related to a deferred compensation plan assumed in the 1998 merger with George Mason Bankshares, Inc. (GMBS). The stock options granted under this deferred compensation plan were to former directors of GMBS. These options carry no exercise cost, contain no expiration date, and are eligible for dividends. Other than additional options granted through reinvestment of dividends received, United does not issue additional options under this deferred compensation plan. Options outstanding at December 31, 2006, 2005 and 2004 were 19,087, 23,794 and 23,105, respectively. Options granted through the reinvestment of dividends during 2006, 2005 and 2004 were 639, 689 and 746, respectively. Options exercised during 2006 were 5,346. No options were exercised under this plan during 2005 and options exercised during 2004 were 4,614. United records compensation expense for this plan based on the number of options outstanding and United's quoted market price of its common stock with an equivalent adjustment to the associated liability. For the years of 2006, 2005, and 2004, compensation expense from these stock options was not significant. At December 2006 and 2005, the associated liability from these stock options was not significant.

Cash received from options exercised under the Plans for the years ended December 31, 2006, 2005 and 2004 was $7.26 million, $3.23 million, and $6.37 million, respectively. During 2006 and 2005, 348,469 and 175,931 shares, respectively, were issued in connection with stock option exercises. All shares issued in connection with stock option exercises were issued from available treasury stock for 2006 and 2005. No options were granted in the year of 2006; therefore, the weighted-average grant-date fair value was zero. The weighted-average grant-date fair value of options granted during the years 2005 and 2004

NOTE O--STOCK BASED COMPENSATION– continued

was $7.26 and $6.98, respectively. The total intrinsic value of options exercised under the Plans during the years ended December 31, 2006, 2005, and 2004 was $5.12 million, $3.05 million, and $10.97 million, respectively.

SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous standards. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, the date employees exercise stock options), United recognized cash flows from financing activities of $880 thousand from excess tax benefits related to share-based compensation for the year of 2006. Cash flows of $441 thousand and $2.98 million from excess tax benefits related to share-based compensation were reported as operating activities for the years ended 2005 and 2004, respectively.

NOTE P--COMMITMENTS AND CONTINGENT LIABILITIES

United is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to alter its own exposure to fluctuations in interest rates. These financial instruments include loan commitments, standby letters of credit, and interest rate swap agreements. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

United's maximum exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument for the loan commitments and standby letters of credit is the contractual or notional amount of those instruments. United uses the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Collateral may be obtained, if deemed necessary, based on management's credit evaluation of the counterparty.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily, and historically do not, represent future cash requirements. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on management's credit evaluation of the counterparty. United had approximately $1,734,299,000 and $1,823,909,000 of loan commitments outstanding as of December 31, 2006 and 2005, respectively, substantially all of which expire within one year.

Commercial and standby letters of credit are agreements used by United's customers as a means of improving their credit standing in their dealings with others. Under these agreements, United guarantees certain financial commitments of its customers. A commercial letter of credit is issued specifically to facilitate trade or commerce. Typically, under the terms of a commercial letter of credit, a commitment is drawn upon when the underlying transaction is consummated as intended between the customer and a third party. United has issued commercial letters of credit of $525,000 and $1,021,000 as of December 31, 2006 and 2005, respectively. A standby letter of credit is generally contingent upon the failure of a customer to perform according to the terms of an underlying contract with a third party. United has issued standby letters of credit of $112,367,000 and $139,572,000 as of December 31, 2006 and 2005, respectively. In accordance with FIN 45, United has determined that substantially all of its letters of credit are renewed on an annual basis and the fees associated with these letters of credit are immaterial.

In the normal course of business, United and its subsidiaries are currently involved in various legal proceedings. Management is vigorously pursuing all its legal and factual defenses and, after consultation with legal counsel, believes that all such litigation will be resolved with no material effect on United's financial position.

NOTE Q--DERIVATIVE FINANCIAL INSTRUMENTS

United uses derivative instruments to help aid against adverse prices or interest rate movements on the value of certain assets or liabilities and on future cash flows. These derivatives may consist of interest rate swaps, caps, floors, collars, futures, forward contracts, written and purchased options. United also executes derivative instruments with its commercial banking customers to facilitate its risk management strategies.

Under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No.133. Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. As of December 31, 2006, United has both fair value hedges and cash flow hedges.

During the first quarter of 2006, as part of a balance sheet repositioning strategy, United terminated a fixed interest rate swap designated as a cash flow hedge associated with the repayment of $50 million variable interest rate FHLB advance that was being hedged. United recognized a $3.06 million before-tax gain on the termination of the swap. During the third quarter of 2006, United prepaid two $100 million convertible FHLB advances and terminated an interest rate swap designated as a fair value hedge associated with one of the advances. The termination of the interest rate swap resulted in a before-tax loss of approximately $7.66 million. United replaced the $200 million of debt with two $100 million advances and associated interest rate swaps which qualify as cash flow hedges.

The following tables set forth certain information regarding interest rate derivatives portfolio used for interest-rate risk management purposes and designated as accounting hedges under SFAS 133 at December 31, 2006 and 2005:

Derivative Classifications and Hedging Relationships

	December 31, 2006			December 31, 2005		
	Notional	Derivative		Notional	Derivative	
(In thousands)	Amount	Asset	Liability	Amount	Asset	Liability
Derivatives Designated as Fair Value Hedges:						
Hedging Commercial Loans	$ 14,281	$ 84	$ 135	$ 4,399	$ 33	---
Hedging FHLB Borrowings	---	---	---	100,000	---	$ 7,223
Total Derivatives Designated as Fair Value Hedges:	$ 14,281	$ 84	$ 135	$ 104,399	$ 33	$ 7,223
Derivatives Designated as Cash Flow Hedges:						
Hedging FHLB Borrowings	$ 200,000	---	$ 2,336	$ 50,000	$ 2,077	---
Total Derivatives Designated as Cash Flow Hedges:	$ 200,000	---	$ 2,336	$ 50,000	$ 2,077	---
Total Derivatives Used in Interest Rate Risk Management and Designated in SFAS 133 Relationships:	$ 214,281	$ 84	$ 2,471	$ 154,399	$ 2,110	$ 7,223

NOTE Q--DERIVATIVE FINANCIAL INSTRUMENTS– continued

Derivative Hedging Instruments

(In thousands)	December 31, 2006 Notional Amount	December 31, 2006 Average Receive Rate	December 31, 2006 Average Pay Rate	December 31, 2006 Estimated Fair Value	December 31, 2005 Notional Amount	December 31, 2005 Average Receive Rate	December 31, 2005 Average Pay Rate	December 31, 2005 Estimated Fair Value
Fair Value Hedges:								
Receive Fixed Swap (FHLB Borrowing)	---	---	---	---	$ 100,000	6.43%	---	$ (7,223)
Pay Fixed Swap (Commercial Loans)	$ 14,281	---	6.27%	$ (51)	4,399	---	6.70%	33
Total Derivatives Used in Fair Value Hedges	$ 14,281			$ (51)	$ 104,399			$ (7,190)
Cash Flow Hedges:								
Pay Fixed Swap (FHLB Borrowing)	$ 200,000	---	5.28%	$ (2,336)	$ 50,000	---	4.29%	$ 2,077
Total Derivatives Used in Cash Flow Hedges	$ 200,000			$ (2,336)	$ 50,000			$ 2,077
Total Derivatives Used for Interest Rate Risk Management and Designated in SFAS 133 Relationships	$ 214,281			$ (2,387)	$ 154,399			$ (5,113)

For the years ended December 31, 2006 and 2005, changes in the fair value of any interest rate swaps attributed to hedge ineffectiveness were insignificant to United's Consolidated Statements of Income. As of December 31, 2006, $1,518,000 in net deferred losses, net of tax, related to cash flow hedges were recorded in accumulated other comprehensive income as compared to $1,350,000 in net deferred gains, net of tax, as of December 31, 2005. During the next 12 months, United does not expect to reclassify into earnings any of the net deferred loss reported in other comprehensive income at December, 31, 2006.

For the year of 2005, the derivative portfolio also included derivative financial instruments not included in hedge relationships. These derivatives consist of interest rate swaps used for interest rate management purposes and derivatives executed with commercial banking customers to facilitate their interest rate management strategies. Gains and losses on other derivative financial instruments are included in noninterest income and noninterest expense, respectively. A summary of derivative financial instruments not in hedge relationships by type of activity are as follows:

(In thousands)	Net Derivative Asset (Liability) As of December 31 2006	Net Derivative Asset (Liability) As of December 31 2005	Net Gains (Losses) For the Year Ended December 31 2006	Net Gains (Losses) For the Year Ended December 31 2005	Net Gains (Losses) For the Year Ended December 31 2004
Other Derivative Instruments:					
Interest Rate Risk Management	---	$ 35	---	$ 35	---
Customer Risk Management	---	(35)	---	(35)	---
Total Other Derivative Instruments	---	$ ---	---	$ ---	---

NOTE R--COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income are as follows:

(In thousands)	For the Years Ended December 31 2006	2005	2004
Net Income	$ 89,249	$ 100,409	$ 97,762
Securities available for sale:			
Net change in unrealized gains (losses) on available for sale securities arising during the period	4,831	(24,125)	(3,935)
Related income tax (expense) benefit	(1,691)	8,444	1,377
Net reclassification adjustment for losses (gains) included in net income	3,176	(695)	(1,110)
Related income tax (benefit) expense	(1,112)	243	387
Accretion on the unrealized loss for securities transferred from the available for sale to the held to maturity investment portfolio	671	758	782
Related income tax expense	(235)	(265)	(274)
Net effect on other comprehensive income (loss)	5,640	(15,640)	(2,773)
Cash flow hedge derivative:			
Unrealized (loss) gain on cash flow hedge	(2,336)	2,077	---
Related income tax expense	817	(727)	---
Termination of cash flow hedge	(2,077)	---	---
Related income tax expense	727	---	---
Net effect on other comprehensive income	(2,869)	1,350	---
Total change in other comprehensive income	2,771	(14,290)	(2,773)
Total Comprehensive Income	$ 92,020	$ 86,119	$ 94,989

NOTE S--UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Condensed Balance Sheets

(In thousands)	December 31 2006	2005
Assets		
Cash and due from banks	$23,636	$21,722
Securities available for sale	8,574	9,037
Securities held to maturity	6,130	6,133
Loans	457	1,027
Investment in subsidiaries:		
Bank subsidiaries	681,693	684,390
Nonbank subsidiaries	4,677	4,626
Other assets	5,503	4,760
Total Assets	$730,670	$731,695
Liabilities and Shareholders' Equity		
Junior subordinated debentures of subsidiary trusts	$67,013	$67,013
Accrued expenses and other liabilities	29,565	29,477
Shareholders' equity (including other accumulated comprehensive loss of $15,791 and $10,551 at December 31, 2006 and 2005, respectively)	634,092	635,205
Total Liabilities and Shareholders' Equity	$730,670	$731,695

NOTE S--UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION - continued

Condensed Statements of Income

	Year Ended December 31		
(In thousands)	2006	2005	2004
Income			
Dividends from banking subsidiaries	$89,854	$87,340	$81,102
Net interest income	696	561	791
Management fees:			
Bank subsidiaries	10,128	9,292	8,262
Nonbank subsidiaries	15	14	12
Discontinued subsidiaries	---	---	25
Other income	253	453	488
Total Income	100,946	97,660	90,680
Expenses			
Interest paid to banking subsidiary	---	---	---
Interest paid on short-term borrowings	---	16	4
Operating expenses	14,889	12,715	10,734
Income Before Income Taxes and Equity in Undistributed Net Income of Subsidiaries	86,057	84,929	79,942
Applicable income tax benefit	(1,176)	(864)	(203)
Income Before Equity in Undistributed Net Income of Subsidiaries	87,233	85,793	80,145
Equity in undistributed net income of subsidiaries:			
Bank subsidiaries	1,965	14,539	3,117
Nonbank subsidiaries	51	77	53
Net Income from continuing operations	89,249	100,409	83,315
Net Income from discontinued operations	---	---	14,447
Net Income	$89,249	$100,409	$97,762

NOTE S--UNITED BANKSHARES, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION - continued

Condensed Statements of Cash Flows

(In thousands)	Year Ended December 31		
	2006	**2005**	**2004**
Operating Activities			
Net income from continuing operations	$89,249	$100,409	$83,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(2,016)	(14,616)	(3,170)
Depreciation and net amortization	(14)	2	2
Stock-based compensation	---	21	---
Net loss on securities transactions	(322)	(453)	(488)
Net change in other assets and liabilities	(1,903)	(593)	2,824
Net Cash Provided by Operating Activities	84,994	84,770	82,483
Investing Activities			
Net proceeds from sales of securities	848	2,095	4,953
Increases in investment in subsidiaries	---	---	(200)
Repayment on loan balances by customers	570	540	1,480
Net Cash Provided by Investing Activities	1,418	2,635	6,233
Financing Activities			
Net repayments of lines of credit from non-affiliated banks	---	---	(17,000)
Net advances from subsidiary trusts			
Cash dividends paid	(45,067)	(44,409)	(43,967)
Acquisition of treasury stock	(47,607)	(41,289)	(40,812)
Distribution of treasury stock for deferred compensation plan	35	39	---
Excess tax benefits from stock-based compensation arrangements	880	---	---
Proceeds from exercise of stock options	7,261	3,233	6,367
Net Cash Used in Financing Activities	(84,498)	(82,426)	(95,412)
Increase (decrease) in Cash and Cash Equivalents	1,914	4,979	(6,696)
Cash and Cash Equivalents at Beginning of Year	21,722	16,743	23,439
Cash and Cash Equivalents at End of Year	$23,636	$21,722	$16,743

NOTE T--REGULATORY MATTERS

The subsidiary banks are required to maintain average reserve balances with their respective Federal Reserve Bank. The average amount of those reserve balances maintained and required for the year ended December 31, 2006, was approximately $43,340,000 and $40,862,000, respectively. The average amount of those reserve balances maintained and required for the year ended December 31, 2005, was approximately $51,878,000 and $49,703,000, respectively.

The primary source of funds for the dividends paid by United Bankshares, Inc. to its shareholders is dividends received from its subsidiary banks. Dividends paid by United's subsidiary banks are subject to certain regulatory limitations. Generally, the most restrictive provision requires regulatory approval if dividends declared in any year exceed that year's net income, as defined, plus the retained net profits of the two preceding years.

During 2007, the retained net profits available for distribution to United Bankshares, Inc. by its banking subsidiaries as dividends without regulatory approval, are approximately $13,508,000, plus net income for the interim period through the date of declaration.

Under Federal Reserve regulation, the banking subsidiaries are also limited as to the amount they may loan to affiliates, including the parent company. Loans from the banking subsidiaries to the parent company are limited to 10% of the banking subsidiaries' capital and surplus, as defined, or $36,956,000 at December 31, 2006, and must be secured by qualifying collateral.

United's subsidiary banks are subject to various regulatory capital requirements administered by federal banking agencies. Pursuant to capital adequacy guidelines, United's subsidiary banks must meet specific capital guidelines that involve various quantitative measures of the banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. United's subsidiary banks' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require United to maintain minimum amounts and ratios of total and Tier I capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier I capital, as defined, to average assets, as defined. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on United's financial statements. As of December 31, 2006, United exceeds all capital adequacy requirements to which it is subject.

At December 31, 2006, the most recent notification from its regulators, United and its subsidiary banks were categorized as well-capitalized. To be categorized as well-capitalized, United must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would impact United's well-capitalized status.

NOTE T--REGULATORY MATTERS – continued

United's and its subsidiary banks', United Bank (WV) and United Bank (VA), capital amounts (in thousands of dollars) and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk-Weighted Assets):						
United Bankshares	$613,171	11.2%	$439,760	≥8.0%	$549,699	≥10.0%
United Bank (WV)	329,701	10.8%	244,230	≥8.0%	305,288	≥10.0%
United Bank (VA)	263,874	10.9%	194,077	≥8.0%	242,597	≥10.0%
Tier I Capital (to Risk-Weighted Assets):						
United Bankshares	551,822	10.0%	219,880	≥4.0%	329,820	≥6.0%
United Bank (WV)	297,963	9.8%	122,115	≥4.0%	183,173	≥6.0%
United Bank (VA)	237,741	9.8%	97,039	≥4.0%	145,558	≥6.0%
Tier I Capital (to Average Assets):						
United Bankshares	551,822	8.6%	256,490	≥4.0%	320,613	≥5.0%
United Bank (WV)	297,963	8.0%	148,400	≥4.0%	185,500	≥5.0%
United Bank (VA)	237,741	8.6%	110,279	≥4.0%	137,849	≥5.0%
As of December 31, 2005:						
Total Capital (to Risk-Weighted Assets):						
United Bankshares	$610,547	11.3%	$433,097	≥8.0%	$541,371	≥10.0%
United Bank (WV)	329,469	11.0%	240,152	≥8.0%	300,189	≥10.0%
United Bank (VA)	262,546	10.9%	193,022	≥8.0%	241,278	≥10.0%
Tier I Capital (to Risk-Weighted Assets):						
United Bankshares	548,742	10.1%	216,549	≥4.0%	324,823	≥6.0%
United Bank (WV)	297,277	9.9%	120,076	≥4.0%	180,114	≥6.0%
United Bank (VA)	236,368	9.8%	96,511	≥4.0%	144,767	≥6.0%
Tier I Capital (to Average Assets):						
United Bankshares	548,742	8.5%	257,424	≥4.0%	321,780	≥5.0%
United Bank (WV)	297,277	7.9%	150,166	≥4.0%	187,708	≥5.0%
United Bank (VA)	236,368	8.7%	108,610	≥4.0%	135,763	≥5.0%

NOTE U--FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by United in estimating its fair value disclosures for financial instruments:

Cash and Cash Equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

Securities: The estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTE U--FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

Loans: The fair values of certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values of other loans (e.g., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar creditworthiness. The estimated fair value of loans held for sale is based upon the market price of similar loans which is not materially different than cost due to the short time duration between origination and sale.

Derivative Financial Instruments: The estimated fair value of derivative financial instruments is based upon the current market price for similar instruments.

Off-Balance Sheet Instruments: Fair values of United's loan commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The estimated fair values of these commitments approximate their carrying values.

Deposits: The fair values of demand deposits (e.g., interest and noninterest checking, regular savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term Borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term Borrowings: The fair values of United's Federal Home Loan Bank borrowings and trust preferred securities are estimated using discounted cash flow analyses, based on United's current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of United's financial instruments are summarized below:

(In thousands)	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 259,013	$ 259,013	$ 207,962	$ 207,962
Securities available for sale	1,063,174	1,063,174	1,274,621	1,274,621
Securities held to maturity	212,296	215,678	227,345	232,671
Loans held for sale	2,041	2,041	3,324	3,324
Loans	4,806,747	4,759,532	4,649,829	4,586,335
Derivative financial assets	84	84	2,110	2,110
Deposits	4,828,192	4,823,803	4,617,452	4,598,276
Short-term borrowings	682,266	682,034	856,425	855,371
Long-term borrowings	499,200	510,542	547,731	572,497
Derivative financial liabilities	2,471	2,471	7,223	7,223

The FASB has issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for United on January 1, 2008 and is not expected to have a material impact on United's financial statements.

NOTE V--QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2006 and 2005 is summarized below (dollars in thousands, except for per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006				
Interest income	$95,581	$100,461	$102,435	$102,206
Interest expense	40,560	44,881	47,506	48,143
Net interest income	55,021	55,580	54,929	54,063
Provision for credit losses	250	348	571	268
Mortgage banking income	229	150	236	240
Securities losses, net	(2,838)	(99)	(134)	(105)
Other noninterest income	16,271	14,374	6,112	14,597
Noninterest expense	32,188	32,163	40,214	32,608
Income taxes	11,635	12,035	6,193	10,904
Net income (1)	24,610	25,459	14,165	25,015
Per share data:				
Average shares outstanding (000s):				
Basic	41,924	41,684	41,374	41,157
Diluted	42,379	42,084	41,775	41,558
Net income per share:				
Basic	$0.59	$0.61	$0.34	$0.61
Diluted	$0.58	$0.60	$0.34	$0.60
Dividends per share	$0.27	$0.27	$0.27	$0.28
2005				
Interest income	$79,276	$82,179	$89,490	$94,333
Interest expense	26,286	28,721	32,832	36,612
Net interest income	52,990	53,458	56,658	57,721
Provision for credit losses	1,111	504	1,945	2,058
Mortgage banking income	126	227	337	365
Securities gains (losses), net	924	58	(93)	(194)
Other noninterest income	11,869	13,074	12,792	13,140
Noninterest expense	28,741	30,577	30,516	31,326
Income taxes	11,297	11,222	11,784	11,962
Net income (1)	24,760	24,514	25,449	25,686
Per share data:				
Average shares outstanding (000s):				
Basic	42,900	42,660	42,384	42,118
Diluted	43,419	43,122	42,919	42,639
Net income per share:				
Basic	$0.58	$0.57	$0.60	$0.61
Diluted	$0.57	$0.57	$0.59	$0.60
Dividends per share	$0.26	$0.26	$0.26	$0.27

(1) For further information, see the related discussion "Quarterly Results" included in Management's Discussion and Analysis.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

This item is omitted since it is not applicable.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

United Bankshares, Inc. (the Company) maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Company's disclosure controls and procedures as of the end of the period covered by this report conducted by the Company's management, with the participation of the Chief Executive and Chief Financial Officer, the Chief Executive and Chief Financial Officer believe that these controls and procedures are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

Management's Report on Internal Control over Financial Reporting

Management's Report on internal control over financial reporting and the audit report of Ernst & Young LLP, the Company's independent registered public accounting firm, on management's assessment of internal control over financial reporting is included on pages 41-42 of this report and are incorporated in this Item 9A by reference.

Changes In Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None

UNITED BANKSHARES, INC.
FORM 10-K, PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding directors and executive officers of the registrant including their reporting compliance under Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the caption "Directors Whose Terms Expire in 2007 and Nominees for Directors" under the heading "PROPOSAL 1: ELECTION OF DIRECTORS", under the captions "Beneficial Ownership of Directors and Named Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" under the heading "COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and under the captions "Executive Officers" and "Family Relationships" under the heading "GOVERNANCE OF THE COMPANY."

United has adopted a code of ethics for its Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions of the registrant in accordance with Section 406 of the Sarbanes-Oxley Act of 2002. A copy of the code of ethics is posted on United's web site at www.ubsi-wv.com.

Information related to the registrant's audit committee and its financial expert in accordance with Section 407 of the Sarbanes-Oxley Act of 2002 is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the captions "The Audit Committee" and the "Audit Committee Financial Expert" under the heading "GOVERNANCE OF THE COMPANY."

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the heading of "EXECUTIVE COMPENSATION", under the caption of "Director Compensation" under the heading "GOVERNANCE OF THE COMPANY", and under the heading "REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management and securities authorized under equity compensation plans is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the caption "Directors Whose Terms Expire in 2007 and Nominees for Directors" under the heading "PROPOSAL 1: ELECTION OF DIRECTORS" and under the captions "Beneficial Ownership of Directors and Named Executive Officers", "Principal Shareholders of United" and "Related Shareholder Matters" under the heading "COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the captions of "Related Party Transactions" and "Independence of Directors" under the heading "GOVERNANCE OF THE COMPANY."

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding approval of audit and non-audit services by the audit committee as well as fees paid to auditors is incorporated by reference from United's definitive proxy statement for the 2007 Annual Meeting of Shareholders under the captions "Pre-Approval Policies and Procedures" and "Independent Registered Public Accounting Firm Fees Information" under the heading "AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM."

UNITED BANKSHARES, INC.
FORM 10-K, PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed as Part of This Report:

(1) Financial Statements

The financial statements listed below are filed as part of this report:

(2) Financial Statement Schedules

United is not filing separate financial statement schedules because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits Required by Item 601

Listing of Exhibits - See the Exhibits' Index on page 91 of this Form 10-K.

(b) Exhibits -- The exhibits to this Form 10-K begin on page 95.

(c) Consolidated Financial Statement Schedules -- All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or pertain to items as to which the required disclosures have been made elsewhere in the financial statements and notes thereto, and therefore have been omitted.

All reports filed electronically by United with the Securities and Exchange Commission (SEC), including the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on United's web site at ubsi-wv.com. These filings are also accessible on the SEC's web site at www.sec.gov.

UNITED BANKSHARES, INC.

FORM 10-K

INDEX TO EXHIBITS

Description	S-K Item 601 Table Reference	Sequential Page Number
Agreement and Plan of Reorganization with Premier Community Bankshares, Inc.	(2)	(a)
Articles of Incorporation and Bylaws:	(3)	
(a) Articles of Incorporation		(c)
(b) Bylaws		(d)
Material Contracts	(10)	
(a) Employment Agreement with I. N. Smith, Jr.		(b)
(b) Employment Agreement with Richard M. Adams		(g)
(c) Supplemental Retirement Agreement with Richard M. Adams		(g)
(d) Lease on Branch Office in Charleston Town Center, Charleston, West Virginia		(b)
(e) Lease on United Center, Charleston, West Virginia		(e)
(f) Data processing contract with FISERV		(l)(n)
(g) Executive Officer Change of Control Agreements		(f)(h)
(h) Employment Agreement with J. Paul McNamara		(h)
(i) Supplemental Retirement Contract with Richard M. Adams, Jr., James J. Consagra, Jr., James B. Hayhurst, Jr., Joe L. Wilson, and Steven E. Wilson		(i)(j)

Description	S-K Item 601 Table Reference	Sequential Page Number
(j) Summary of Compensation Paid to Named Executive Officers	(10)	(m)(o)
(k) Summary of Compensation Paid to Directors		(k)
(l) Summary of Amendment to Richard M. Adams' Employment Contract		(o)
Statement Re: Computation of Ratios	(12)	95
Subsidiaries of the Registrant	(21)	96
Consent of Ernst & Young LLP	(23)	97
Certification as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer	(31.1)	98
Certification as Adopted Pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer	(31.2)	99
Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Executive Officer	(32.1)	100
Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Chief Financial Officer	(32.2)	101

Footnotes

(a) Incorporated into this filing by reference to Exhibit 2.1 to the Form 8-K dated January 26, 2007 and filed January 29, 2007 for United Bankshares, Inc., File No. 01-13322.

(b) Incorporated into this filing by reference to Exhibit 10 of the 1985 Form 10-K for Intermountain Bankshares, Inc., File No. 0-12356.

(c) Incorporated into this filing by reference to Exhibits to the 1989 10-K for United Bankshares, Inc., File No. 0-13322.

(d) Incorporated into this filing by reference to Exhibits to the 1990 10-K for United Bankshares, Inc., File No. 0-13322.

(e) Incorporated into this filing by reference to Exhibits to the 1991 10-K for United Bankshares, Inc., File No. 0-13322.

Footnotes (continued)

(f) Incorporated into this filing by reference to Exhibits to the 1993 10-K for United Bankshares, Inc., File No. 0-13322.

(g) Incorporated into this filing by reference to Exhibits to the 2001 10-K for United Bankshares, Inc., File No. 0-13322.

(h) Incorporated into this filing by reference to Part II of Form S-4 Registration Statement of United Bankshares, Inc., Registration No. 33-106890 filed July 9, 2003.

(i) Incorporated into this filing by reference to Exhibits to the 2003 10-K for United Bankshares, Inc., File No. 0-13322.

(j) Incorporated into this filing by reference to Exhibits to the March 31, 2004 10-Q for United Bankshares, Inc., File No. 0-13322.

(k) Incorporated into this filing by reference to Exhibits to the 2004 10-K for United Bankshares, Inc., File No. 0-13322.

(l) Incorporated into this filing by reference to a Current Report on Form 8-K dated November 17, 2005 and filed November 23, 2005 for United Bankshares, Inc., File No. 0-13322.

(m) Incorporated into this filing by reference to a Current Report on Form 8-K dated November 21, 2005 and filed November 23, 2005 for United Bankshares, Inc., File No. 0-13322.

(n) Incorporated into this filing by reference to a Current Report on Form 8-K dated December 30, 2005 and filed January 5, 2006 for United Bankshares, Inc., File No. 0-13322.

(o) Incorporated into this filing by reference to a Current Report on Form 8-K dated November 20, 2006 and filed November 22, 2006 for United Bankshares, Inc., File No. 0-13322.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITED BANKSHARES, INC.
(Registrant)

/s/ Richard M. Adams
Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Richard M. Adams	Chairman of the Board, Director, and Chief Executive Officer	February 26, 2007
/s/ Steven E. Wilson	Chief Financial Officer Chief Accounting Officer	February 26, 2007
/s/ I. N. Smith, Jr.	Director	February 26, 2007
/s/ Theodore J. Georgelas	Director	February 26, 2007
/s/ W. Gaston Caperton III	Director	February 26, 2007
/s/ P. Clinton Winter, Jr.	Director	February 26, 2007
/s/ Russell L. Isaacs	Director	February 26, 2007
/s/ Robert G. Astorg	Director	February 26, 2007
/s/ J. Paul McNamara	Director	February 26, 2007
/s/ G. Ogden Nutting	Director	February 26, 2007
/s/ Mary K. Weddle	Director	February 26, 2007
/s/ F. T. Graff, Jr.	Director	February 26, 2007
/s/ William C. Pitt, III	Director	February 26, 2007

Exhibit 12

Computation of Ratios

Net Income Per Share	=	Net Income/Average Common Shares Outstanding
Cash Dividends Per Share	=	Dividends Paid/Actual Common Shares Outstanding
Book Value Per Share	=	Total Shareholders' Equity/Actual Common Shares Outstanding
Return on Average Assets	=	Net Income/Average Assets
Return on Average Shareholders' Equity	=	Net Income/Average Shareholders' Equity
Net Interest Margin	=	Net Interest Income/Average Earning Assets
Noninterest Expense to Average Assets	=	Noninterest Expense/Average Assets
Efficiency Ratio	=	(Noninterest Expense-Other Real Estate Owned Expense-Amortization of Intangibles)/(Net Interest Income + Noninterest Income-Security Losses)
Average Loans to Deposits	=	Average Net Loans/Average Deposits Outstanding
Dividend Payout	=	Dividends Declared/Net Income
Average Shareholders' Equity to Average Assets	=	Average Shareholders' Equity/Average Assets
Tier I Capital Ratio	=	Shareholders' Equity – Net Unrealized Gains on Available for Sale Securities-Intangible Assets +Qualifying Capital Securities (Tier I Capital)/ Risk Adjusted Assets
Total Capital Ratio	=	(Tier I Capital +Qualifying Tier II Capital Securities +Allowance for Loan Losses +Qualifying Portion of Unrealized Gains on Available for Sale Marketable Equity Securities)/ Risk Adjusted Assets
Tier I Leverage Ratio	=	Tier I Capital/Average Assets
Net Charge-offs to Average Loans	=	(Gross Charge-offs – Recoveries)/ Average Net Loans
Non-performing Loans to Period End Loans	=	(Nonaccrual Loans + Loans Past Due 90 Days or Greater)/ Loans Net of Unearned Income
Non-performing Assets to Period End Assets	=	(Nonaccrual Loans + Loans Past Due 90 Days or Greater + Other Real Estate Owned)/Total Assets
Allowance for Loan Losses to Period End Loans	=	Loan Loss Reserve/Loans Net of Unearned Income
Allowance for Loan Losses to Non-Performing Loans	=	Loan Loss Reserve/(Nonaccrual Loans + Loans Past Due 90 days or Greater)

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

TITLE	STATE OF INCORPORATION
UBC Holding Company, Inc.	West Virginia
United Bank, Inc.	West Virginia
United Brokerage Services, Inc.	West Virginia
United Real Estate Property Services, Inc.	West Virginia
United Venture Fund, Inc.	West Virginia
United Title Company	West Virginia
George Mason Bankshares, Inc.	Virginia
United Bank	Virginia
GMBS Capital Management Co.	Nevada
GMBS Investment Co., LLC	Nevada
UBC Capital Management, Co.	Nevada
UBC Investment Co., LLC	Nevada
United Asset Management Corp.	Nevada
United Loan Management Co.	Nevada
Century Capital Trust I	District of Columbia
United Statutory Trust I	Connecticut
United Statutory Trust II	Delaware
United Statutory Trust III	Connecticut
United Statutory Trust IV	Delaware
Sequoia Trust I	Delaware

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 22, 2007, with respect to the consolidated financial statements of United Bankshares, Inc., United Bankshares, Inc. management's report on internal control over financial reporting, and the effectiveness of internal control over financial reporting of United Bankshares, Inc., included in this Annual Report (Form 10-K) of United Bankshares, Inc. for the year ended December 31, 2006.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-138192) pertaining to the 2006 Stock Option Plan of United Bankshares, Inc., Registration Statement (Form S-8 No. 333-106528) pertaining to the 2001 Incentive Stock Option Plan of United Bankshares, Inc., and Registration Statement (Form S-8, No. 333-24241) pertaining to the 1996 Incentive Stock Option Plan of United Bankshares, Inc. of our reports dated February 22, 2007 with respect to the consolidated financial statements of United Bankshares, Inc., United Bankshares, Inc. management's report on internal control over financial reporting, and the effectiveness of internal control over financial reporting of United Bankshares, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

Ernst + Young LLP

Charleston, WV
February 22, 2007

Exhibit 31.1

CERTIFICATION

I, Richard M. Adams, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of United Bankshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2007

Richard M. Adams, Chairman of the Board
and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Steven E. Wilson, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of United Bankshares, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2007

Steven E. Wilson, Executive
Vice President, Treasurer,
Secretary and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of United Bankshares, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2007

Name: Richard M. Adams
Title: Chief Executive Officer

Exhibit 32.2

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of United Bankshares, Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 10-K for the year ended December 31, 2006 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2007

Name: Steven E. Wilson
Title: Chief Financial Officer


UNITED
BANKSHARES, INC.


END